

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au



02002931

11 January 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Ms D Bucher
Corporate Administrator



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 17 December 2001

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 8

BRIEF SUMMARY OF CONTENTS:

Appendix 3B – Dividend Reinvestment Plan adjustment

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ACN 010 672 054
Melbourne Head Office: 206 Bourke Street, Melbourne, VIC, Australia 3000
Box 1411M, GPO Melbourne 3001 · Telephone (03) 9667 6666 · Fax (03) 9663 1972
Sydney: 4th Floor, The Village Roadshow Centre, 235 Pyrmont Street, Pyrmont, NSW, Australia 2009

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

VILLAGE ROADSHOW LIMITED

ABN

010 672 054

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	A Class Preference
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	42,482
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Pari passu with existing A Class Preference Shares.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Pari passu with existing A Class Preference Shares.
5	Issue price or consideration	$1.26
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the Dividend Reinvestment Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 November 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
235,845,882	Ordinary
250,877,423	A Class Preference

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 17/12/01.
(Company Secretary)

Print name: S L DRISCOLL

== == == == ==



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

DATE : 21 December 2001

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 2

02 FEB -5 AM 8:50

BRIEF SUMMARY OF CONTENTS:

Warner Bros. & Village Roadshow make Offer for SWD

Please fax ASX confirmation of announcement to: 61 3 9639 1540





Warner Sea World Units Pty Ltd
ABN 82 056 225 015
A wholly owned subsidiary of
Time Warner Entertainment Company L.P.

DEG Holdings Pty Ltd
ABN 90 003 124 221
A wholly owned subsidiary of
Village Roadshow Limited ABN 43 010 672 054

21 December 2001

Warner Bros. and Village Roadshow make Unconditional Offer

Warner Bros. and Village Roadshow announced today that their respective wholly owned subsidiaries, Warner Sea World Units Pty Ltd and DEG Holdings Pty Ltd, intend to make an unconditional joint cash offer of $0.90 per unit for the 14.3% of units in the Sea World Property Trust ("SWPT") that they do not together already own ("the Offer").

Accepting SWPT unit holders entitled to the distribution for the period to December 2001 will retain their entitlement to that distribution. It is estimated that this distribution will be in the range of 3 to 4 cents per SWPT unit, although no assurance can be given that this will be the case.

The cash offer of $0.90 represents a premium of approximately 10% to the takeover offer made earlier in 2001 of $0.82 per SWPT unit; and a premium of approximately 25% to the volume weighted average SWPT unit price of $0.72 over the period since the previous offer closed to 19 December 2001.

The Offer price is final and will not be increased under any circumstances.

The Offer will be made via an off-market bid. The Bidders' Statement and accompanying Offer will be dispatched in early January 2002 and the Offer will remain open for one month unless extended.

Merrill Lynch International (Australia) Limited has been appointed financial adviser to the Offer and Minter Ellison has been appointed legal adviser.

For further information please contact Tim Antonie of Merrill Lynch International (Australia) Limited on (03) 9659 2222.



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

DATE : 21 December 2001

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 67

BRIEF SUMMARY OF CONTENTS:

Bidders' Statement – Off market bid for SWD

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios, Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698





Warner Sea World Units Pty Ltd
ABN 82 056 225 015
A wholly owned subsidiary of
Time Warner Entertainment Company L.P.

DEG Holdings Pty Ltd
ABN 90 003 124 221
A wholly owned subsidiary of
Village Roadshow Limited ABN 43 010 672 054

21 December 2001

Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

BY FACSIMILE 1300 300 021

WARNER BROS. AND VILLAGE ROADSHOW MAKE UNCONDITIONAL OFFER

We refer to the announcement made earlier today in relation to the above.

In accordance with item 5 of subsection 633(1) of the Corporations Act 2001 (Cth) ('**Corporations Act**'), Warner Sea World Units Pty Ltd and DEG Holdings Pty Ltd ('**Bidders**') attach a copy of their bidders' statement in relation to their off-market takeover bid for all the units in the Sea World Property Trust ('**Trust**') which they do not already own.

The Bidders give notice in accordance with subsection 633(4) of the Corporations Act that the bidders' statement will be sent on or about 4 January 2002 to each person who is registered as a holder of units on the Trust's unit register on 28 December 2001.

If you have any queries in relation to the bidders' statement please contact Computershare Investor Services Pty Limited on (61 3) 9615 5970 or your stockbroker.

Yours sincerely

W S Prentice
Warner Sea World Units Pty Ltd

P S Leggo
DEG Holdings Pty Ltd


WARNER BROS



BIDDERS' STATEMENT RELATING TO AN UNCONDITIONAL OFF-MARKET TAKEOVER OFFER

by

Warner Sea World Units Pty Ltd ABN 82 056 225 015 (a wholly owned subsidiary of TIME WARNER ENTERTAINMENT COMPANY L.P.) and DEG Holdings Pty Ltd ABN 90 003 124 221 (a wholly owned subsidiary of VILLAGE ROADSHOW LIMITED ABN 43 010 672 054)

to

buy all your Units

in

SEA WORLD PROPERTY TRUST ARSN 092 492 094

for

90 cents cash per Unit.

THE OFFER PRICE UNDER THIS OFFER WILL NOT BE INCREASED

The Offer will remain open from and including Friday 4 January 2002 until and including Monday 4 February 2002, unless withdrawn or extended.

Instructions on how to accept the Offer are set out in the inside cover and in **section 3** of this Bidders' Statement.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

HOW TO ACCEPT

Acceptances must be received before the close of the Offer Period. There are several ways to accept the Offer depending on the nature and type of your holding.

For CHESS Holdings of Units: Please instruct your stockbroker or CHESS Controlling Participant to accept the Offer on your behalf. You will have accepted the Offer on acceptance of the Offer being initiated in accordance with the SCH Business Rules prior to the end of the Offer Period.

For Issuer Sponsored Holdings of Units: Please complete and execute the enclosed Acceptance Form in accordance with the terms of the Offer and the instructions on the Application Form and return it to Computershare Investor Services Pty Limited at the following addresses:

By post: GPO Box 52A
Melbourne Vic 3001

By delivery: Level 12
565 Bourke Street
Melbourne Vic 3000

You will have accepted the Offer when the Acceptance Form is received by, or on behalf of, the Bidders prior to the end of the Offer Period.

Further details on how to accept this Offer are contained in **section 3.5** of this Bidders' Statement.

IF YOU HAVE ANY QUESTIONS REGARDING THE OFFER OR HOW TO ACCEPT, PLEASE CALL COMPUTERSHARE INVESTOR SERVICES PTY LIMITED ON (61 3) 9615 5970 OR YOUR STOCKBROKER.

FOR QUESTIONS REGARDING YOUR UNIT HOLDING, PLEASE CALL THE TRUST UNIT REGISTRY - COMPUTERSHARE INVESTOR SERVICES PTY LIMITED ON (61 3) 9615 5970





Warner Sea World Units Pty Ltd
A wholly owned subsidiary of
Time Warner Entertainment Company L.P.

DEG Holdings Pty Ltd
A wholly owned subsidiary of
Village Roadshow Limited ABN 43 010 672 054

4 January 2002

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Dear Sea World Property Trust Unit Holder

TAKEOVER OFFER FOR ALL OF YOUR UNITS

We are pleased to enclose an Offer by Warner Sea World Units Pty Ltd and DEG Holdings Pty Ltd to buy all of your Units at the Offer Price of 90 cents per Unit.

The Offer Price will not be increased.

Accepting Unit holders entitled to the December 2001 Distribution will retain their entitlement to that distribution. It is estimated that the December 2001 Distribution will be in the range of 3 to 4 cents per Unit, although no assurance can be given that this will be the case.

The Offer follows a takeover offer made earlier in 2001 (**'Previous Offer'**) under which the Bidders increased their interest in the Trust from 68.4% to 85.7%. The Bidders wish to acquire 100% ownership of the Trust to simplify and consolidate their theme park investments.

The Offer Price is at the high point of the valuation range of 84 to 90 cents per Unit assessed in May 2001 by the independent expert appointed by the Trust in relation to the Previous Offer and represents an:

- approximately 10% premium to the Previous Offer of 82 cents per Unit; and
- approximately 25% premium to the weighted average Unit price over the period following the close of the Previous Offer through to 19 December 2001.

The Offer is scheduled to close on Monday 4 February 2002, unless extended. A summary of how to accept the Offer is set out in the inside front cover of this Bidders' Statement.

We are pleased to be able to extend this Offer to you and encourage you to accept as soon as possible.

Yours sincerely
W S Prentice
Warner Sea World Units Pty Ltd

P S Leggo
DEG Holdings Pty Ltd

CONTENTS

ASIC LODGEMENT

This Bidders' Statement was lodged with ASIC on Friday 21 December 2001. Neither ASIC nor ASX take any responsibility for the contents of this Bidders' Statement.

INVESTMENT ADVICE

This Bidders' Statement does not take into account your investment objectives, financial situation or particular needs. You should obtain independent financial, investment, legal and taxation advice before deciding whether or not to accept the Offer.

1. SUMMARY OF THE OFFER

The Bidders are offering unconditionally to buy all of the Units which exist at any time during the Offer Period at the Offer Price of 90 cents cash per Unit.

The Offer Price will not be increased.

Accepting Unit holders entitled to the December 2001 Distribution will retain their entitlement to the distribution. It is estimated that the distribution will be in the range of 3 to 4 cents per Unit, although no assurance can be given that this will be the case.

KEY DATES

Announcement Date	21 December 2001
Bidders' Statement lodged with ASIC	21 December 2001
Date of Offer	4 January 2002
Date Bidders' Statement is scheduled to be dispatched	4 January 2002
Earliest date for close of Offer	4 February 2002

2. WHY YOU SHOULD ACCEPT THE OFFER

YOU WILL RECEIVE A SUBSTANTIAL CASH PREMIUM

- You will receive cash for your Units.

- The Bidders' Offer is 90 cents per Unit. In addition, accepting Unit holders entitled to the December 2001 Distribution will retain their entitlement to that distribution. It is estimated that the December 2001 Distribution will be in the range of 3 to 4 cents per Unit, although no assurance can be given that this will be the case.

  The Offer Price represents a substantial premium to the Units trading range on the ASX both before the Previous Offer and subsequent to it.


10% PREMIUM
25% PREMIUM
48% PREMIUM
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.90
$0.82
$0.72
$0.61
Offer Price
Previous Offer Price
Average unit price since close of Previous Offer (1)
Average unit price over the month prior to announcement of Previous Offer (2)

Notes:

1. *Weighted average Unit price for the period from 24 July 2001 through 19 December 2001, the last practicable day before lodgement of the Bidders' Statement with ASX.*

2. *Weighted average Unit price for the one month period concluding on the last ASX trading day preceding the announcement on 9 April 2001 of the Bidders' intention to make the Previous Offer.*

THE OFFER IS EQUAL TO THE NET TANGIBLE ASSET BACKING OF TRUST UNITS

- At 30 June 2001, the Trust had a Net Tangible Asset Backing of 90 cents per Unit, based on an indicative valuation prepared by CB Richard Ellis in relation to the theme park properties in which the Trust has an interest.

- However, in assessing the value of a Unit the Bidders consider two important factors should be taken into account:

- The indicative valuations of Warner Bros. Movie World and Wet 'N' Wild by CB Richard Ellis were based on an assessment of the value of the properties as a whole despite the Trust holding a minority interest of 33% in each property. The Trust directors noted that 'CB Richard Ellis are of the opinion that a discount of 0% to 15% may apply' if the Trust's minority interest in the Warner Bros. Movie World joint venture were to be sold.

- Central management costs associated with the operation of the Trust should be capitalised and deducted when assessing the value of Units. As CB Richard Ellis' valuation was of the theme park properties, no deduction was made for central management costs.

THE OFFER IS EQUAL TO THE HIGH POINT OF THE INDEPENDENT EXPERT VALUATION PREPARED IN RELATION TO THE PREVIOUS OFFER

- The Trust appointed an Independent Expert to assess the Previous Offer. In this report dated May 2001, the Independent Expert valued the Trust 'in the range of 84 to 90 cents per Unit'.

- The value of the Trust is dependent on future attendances at the theme parks by domestic and international visitors. Following the publication of the Independent Expert's report in May 2001, the following factors influencing attendance levels have occurred:

  - The tragic events of September 11 have resulted in a more subdued outlook for international tourism to Australia and a more uncertain global economic outlook generally. Around 33% - 40% of visitors to Sea World and Warner Bros Movie World are international visitors. The recent adverse impact on international tourism in particular is expected to have a negative impact on the performance of the Trust.

  - The changed outlook for global tourism prompted the Tourism Forecasting Council, in October, to downgrade its forecasts for total visitors to Australia over the period from 2000 to 2010 from an average growth rate of 7.7% per annum to 6.6% per annum.

  - Attendances at Sea World have continued to benefit from the Polar Bear Shores attraction, which has been successful in attracting a substantial number of domestic visitors. However, the parks draw from a finite pool of domestic visitors and, given the periodic nature of individuals' visitations to the parks, strong domestic attendances in 2001 might have a negative impact on domestic visitor levels in the short to medium term.

THERE WILL BE NO INCREASE IN THE OFFER PRICE

- The Bidders have stated that the Offer Price is final and will not be increased.

THE PROSPECTS OF AN ALTERNATE OFFER FROM A THIRD PARTY IS LOW

- Given that the Bidders already together own 85.7% of the Trust, the Bidders believe it is unlikely that another offer will emerge for the Trust.

LIQUIDITY

- The Bidders together own 85.7% of the Trust, and the Directors of the Trust have reported that the top ten Unit holders own approximately 97.6% of the total number of Units outstanding. Due to the concentration of ownership of the Trust, trading in the Units is illiquid.

- Average monthly trading volume subsequent to the close of the Previous Offer has been substantially lower than the average monthly trading volume prior to the announcement of the Previous Offer (0.9 million Units/month for the four months after the close of the Previous Offer, compared with 3.0 million Units/month for the four months prior to the announcement of the Previous Offer).

- The Offer represents an opportunity to exit an illiquid investment at a significant premium to the recent trading price of Units.

3. TERMS AND CONDITIONS OF THE OFFER

3.1 OFFER

(a) The Bidders hereby Offer to acquire all of your Units. You may only accept the Offer in respect of all of your Units.

(b) The consideration offered is 90 cents cash for each Unit (**'Offer Price'**).

(c) The Offer is dated 4 January 2002 (**'Offer Date'**), being the date on which the first Bidders' Statement (including the Offer) will be sent to Unit holders.

3.2 DISTRIBUTIONS

(a) The Bidders will not be entitled to the December 2001 Distribution in respect of any Units they acquire under the Offer. The Bidders will be entitled to all other Rights declared, paid or made by the Trust or which arise or accrue after the date of the Bidders' Statement in respect of the Units which the Bidders acquire pursuant to this Offer.

(b) If for any reason whatsoever the Bidders do not receive any such Rights, the Bidders will be entitled to reduce the amount of the cash consideration to which you would otherwise be entitled in accordance with this Offer by the amount or value (as reasonably assessed by the Bidders) of the Rights.

3.3 **OFFEREES**

(a) An Offer in this form is being made to all the holders of Units at 9 am Melbourne time on the Record Date.

(b) A person who is able during the Offer Period to give good title to a parcel of Units may, in accordance with section 653B of the Corporations Act, accept an Offer as if an Offer on terms identical with the other Offers had been made to that person in relation to those Units.

(c) If you hold all or any of the Units that are the subject of this Offer as trustee or nominee for, or otherwise on behalf of or on account of, another person, you may follow the procedure set out in section 653B of the Corporations Act.

3.4 **OFFER PERIOD**

(a) The Offer will, unless withdrawn, remain open for acceptance during the period commencing on the date of this Offer, being 4 January 2002, and ending at 5 pm Melbourne time on:

(i) 4 February 2002; or

(ii) any date to which the period of this Offer is extended in accordance with the Corporations Act,

whichever is the later ('**Offer Period**').

(b) This Offer may be withdrawn with the written consent of ASIC, which may consent subject to conditions. If the Bidders withdraw the Offer, all contracts resulting from acceptance will automatically be void.

3.5 **ACCEPTANCE OF OFFER**

(a) **Issuer Sponsored Holdings:** If your Units are held on the Trust's issuer sponsored sub-register, you may accept the Offer by:

(i) completing and signing the accompanying Acceptance Form in accordance with the terms of this Offer and the instructions on the Acceptance Form; and

(ii) ensuring that the Acceptance Form and any documents required by the terms of this Offer and the instructions on the Acceptance Form are received before the expiry of the Offer Period at the following address:

Computershare Investor Services Pty Limited
GPO Box 52A
Melbourne Vic 3001

or, if by hand delivery:

Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
Melbourne Vic 3000

You will have accepted the Offer when the Acceptance Form is received by, or on behalf of, the Bidders before the end of the Offer Period.

(b) **CHESS Holdings:** If your Units are in a CHESS Holding, as defined in the SCH Business Rules, you may accept the Offer by:

(i) instructing your Controlling Participant to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

(ii) if you are a broker or a Non Broker Participant, initiating acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

You will have accepted the Offer on acceptance of the Offer being initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

Alternatively, you may sign and complete the Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form and ensure that it is received before the expiry of the Offer Period at the address specified in **section 3.5(a).**

In that case:

(i) you will be deemed to have authorised the Bidders to accept the Offer on your behalf during the Offer Period in accordance with the SCH Business Rules and the Corporations Act; and

(ii) you will have accepted the Offer on acceptance of the Offer being initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

(c) The return of the Acceptance Form by facsimile does not satisfy the requirements of **section 3.5(a)** or **(b)** (unless you have made prior arrangements with the Bidders). If your Acceptance Form is returned by post, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the expiry of the Offer Period (even if it is received after that date).

(d) Subject to **section 3.3**, your acceptance of this Offer must be in respect of all the Units registered in your name.

(e) The Bidders may, in their sole discretion, at any time deem any Acceptance Form they receive to be a valid acceptance in respect of your Units even if a requirement for acceptance has not been complied with.

(f) Once you have accepted this Offer, you will be unable to revoke your acceptance and the contract resulting from your acceptance will be binding on you.

3.6 EFFECT OF ACCEPTANCE

By accepting this Offer in accordance with **section 3.5**, you will have:

(a) accepted this Offer (and each variation of the Offer (if any) permitted by the Corporations Act) in respect of all of your Units and agreed to sell those Units to the Bidders;

(b) agreed to transfer those Units to the Bidders in accordance with the terms set out in this Offer;

(c) irrevocably authorised the Bidders (by their respective directors, servants or agents) to complete the Acceptance Form by inserting such details as are omitted and to rectify any errors in or omissions from the Acceptance Form (including, without limiting the generality of the foregoing, altering the number of Units stated to be held by you if it is otherwise than as set out in the Acceptance Form) as may be necessary to make the form an effective acceptance of this Offer or to enable registration of the transfer the relevant number of your Units to the Bidders;

(d) represented and warranted to the Bidders that your Units for which you have accepted the Offer will, at the date of the transfer of them to the Bidders, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that you have full power and capacity to sell and to transfer your Units;

(e) irrevocably appointed the Bidders and each of their respective directors, secretaries and officers severally as your attorney, with effect from the date of your acceptance of this Offer, with power to do all things which you could lawfully do in relation to your Units or in exercise of any right derived from the holding of your Units, including (without limiting the generality of the foregoing):

   (i) attending and voting at any meeting of the Unit holders;

   (ii) demanding a poll for any vote to be taken at any meeting of the Trust;

   (iii) proposing or seconding any resolution to be considered at any meeting of the Trust;

   (iv) requisitioning the convening of any meeting of the Unit holders and convening a meeting pursuant to any such requisition;

   (v) notifying the Trust that your address in the records of the Trust for all purposes, including the despatch of notices of meeting, annual reports and distributions, should be altered to an address nominated by the Bidders;

   (vi) signing any forms, notices or instruments relating to your Units; and

   (vii) doing all things incidental or ancillary to any of the foregoing, and to have agreed that in exercising the powers conferred by that power of attorney,

the attorney may act in the interests of the Bidders as the intended registered holder and beneficial holder of your Units.

The Bidders will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph. This appointment, being given for valuable consideration to secure the interest acquired in your Units, is irrevocable, and terminates upon registration of a transfer to the Bidders of your Units;

(f) irrevocably authorised and directed the Responsible Entity to pay the Bidders or to account to the Bidders for all Rights in respect of your Units subject, however, to any such Rights received by the Bidders being accounted for by the Bidders to you if this Offer is withdrawn or the contract formed by your acceptance of this Offer is rescinded or rendered void;

(g) except where Rights have been paid or accounted for under section **3.6(f)**, irrevocably agreed that you will owe as a debt to the Bidders the amount of all Rights referred to in section **3.6(f)** or any amount equal to the value of those Rights as reasonably assessed by the Bidders (or, if there is a dispute, the Chairman of ASX or his nominee); and

(h) notwithstanding the instructions in **section 3.5**, if you signed the Acceptance Form in respect of any of your Units in a CHESS Holding, irrevocably authorised the Bidders:

   (i) to instruct your CHESS Controlling Participant to initiate acceptance of the Offer in respect of all such Units in accordance with the SCH Business Rules; and

   (ii) to give any other instructions in relation to those Units to your CHESS Controlling Participant on your behalf under the sponsorship agreement between you and the CHESS Controlling Participant.

3.7 THE BIDDERS' OBLIGATIONS

(a) Subject to **sections 3.7(c)** and **(d)** and to the Corporations Act, the Bidders will provide the consideration for your Units by the end of whichever of the following periods ends earlier:

   (i) one month after the Offer is accepted; or

   (ii) 21 days after the end of the Offer Period.

(b) A cheque in Australian dollars for the cash amount to which you are entitled by accepting this Offer will be posted to you at your risk by ordinary mail at your address shown on the Acceptance Form.

(c) Subject to **section 3.7(d),** where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is given with your acceptance, the Bidders will provide the consideration in accordance with **section 3.7(a)**;

(ii) if that document is given after acceptance and before the end of the Offer Period, the Bidders will provide the consideration by the end of whichever of the following periods ends earlier:

(A) one month after that document is given; or

(B) 21 days after the end of the Offer Period;

(iii) if that document is given after the end of the Offer Period, the Bidders will provide the consideration within 21 days after that document is given.

(d) The Bidders may avoid any contract resulting from your acceptance of the Offer if the Bidders are not given all necessary transfer documents in respect of your Units within one month after the end of the Offer Period. For the avoidance of doubt all irregularities will not be deemed to have been resolved and all documents required to procure registration will not be deemed to have been received by the Bidders until all documents needed to irrevocably authorise and direct to the Bidders and to account to the Bidders for all Rights in respect of your Units have been received by the Bidders.

3.8 FOREIGN HOLDERS OF UNITS

If you are resident in any place specified by the Australian Prudential Regulation Authority as being a place in which a resident is not entitled to receive the consideration, in the absence of any necessary authority of the Australian Prudential Regulation Authority and the Australian Taxation Office, acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until any necessary authority of the Australian Prudential Regulation Authority and the Australian Taxation Office has been obtained by you.

3.9 VARIATION

The Bidders may at any time vary this Offer as permitted by the Corporations Act.

3.10 COSTS AND EXPENSES OF THE OFFER

All costs and expenses of the preparation of this Bidders' Statement and of the preparation and circulation of the Offer will be paid by the Bidders.

4. IDENTITY OF THE BIDDERS AND DETAILS OF THEIR RELATIONSHIP

4.1 BIDDERS

The Bidders are:

(a) Warner Sea World Units Pty Ltd ABN 82 056 225 015, a wholly owned subsidiary of Time Warner Entertainment Company, L.P.; and

(b) DEG Holdings Pty Ltd ABN 90 003 124 221, a wholly owned subsidiary of Village Roadshow.

4.2 **PARENT ENTITIES**

(a) Time Warner Entertainment Company, L.P. ('TWE')

TWE is a Delaware limited partnership which was formed in 1992 to own and operate substantially all of the business of Warner Bros., Home Box Office and the cable television businesses owned and operated by Time Warner Inc. prior to such date.

TWE is approximately 75% owned by AOL Time Warner Inc., a major company listed on the New York Stock Exchange, and approximately 25% owned by MediaOne TWE Holdings Inc., a subsidiary of AT&T Corp, also listed on the New York Stock Exchange.

TWE is engaged principally in three main areas:

- Cable, consisting principally of interests in cable television systems;
- Filmed entertainment, consisting principally of interests in filmed entertainment and television production; and
- Networks, consisting principally of interests in pay cable television programming and broadcast television networks.

TWE's Filmed Entertainment businesses produce and distribute theatrical motion pictures, television shows, animation and other programming, distribute home video products, license rights to TWE's programs and characters and operate motion picture theatres.

All of the previously specified filmed entertainment businesses are principally conducted by Warner Bros., as a division of TWE.

Further information about AOL Time Warner Inc. is available at its website: www.aoltimewarner.com.

(b) Village Roadshow Limited ABN 43 010 672 054 ('Village Roadshow')

Village Roadshow is an Australian public company listed on ASX.

Village Roadshow owns and operates a portfolio of complementary media and entertainment businesses. In addition to its interests in theme parks, Village Roadshow's businesses include:

- Film – the film division includes operations in cinema exhibition, movie production and movie distribution; and
- Radio – Village Roadshow is the majority shareholder in Austereo Group Limited, an Australian public company listed on ASX that owns the Triple M and Today national radio networks.

Further information on Village Roadshow is available at its website: www.villageroadshow.com.au

4.3 RELATIONSHIP BETWEEN THE BIDDERS

(a) Bidders' acquisition of Units

In July 1992 the Bidders acquired approximately 66% of the total issued Units from Pivot Group Limited. At that time, the Bidders agreed to exercise the voting rights attached to their Units as a voting block and also granted each other pre-emptive rights over their respective Units. This agreement continues to be operative.

On 27 April 2001 the Bidders made an off-market takeover bid for all of the Units. The bid closed on 23 July 2001 and resulted in the Bidders increasing their combined interest to approximately 86%.

(b) Bidding Agreement

On 7 December 2001 the Bidders entered into a Bidding Agreement. The Bidding Agreement is supplemental to, and not in replacement of, the Unitholders' Agreement entered into by the Bidders in July 1992. It is also additional to the 7 April 2001 bidding agreement between the Bidders, which was entered into prior to the Previous Offer.

The Bidding Agreement records the intention of the parties to make a takeover bid for all issued Units and sets out the manner in which the parties will conduct the Offer. While the intention of the Bidding Agreement is that each Bidder, on successful completion of the Offer, will hold 50% of the Units, the Bidding Agreement provides that each Bidder will be jointly and severally liable for the purchase consideration due to accepting Unit holders and for the expenses generally of the Offer. A summary of the Bidding Agreement is provided in **Section 9.4** of this Bidders' Statement.

As indicated above, the intention of the Bidders is that, on completion of the Offer, each Bidder will hold 50% of the Units. Accordingly, all Units acquired under the Offer will be acquired by one of the Bidders only on the basis that, on completion of the Offer, each Bidder will hold an equal number of Units. If, on completion of the Offer, the Bidders' combined Unit holdings total an odd number of Units, either one Unit will be issued or one Unit redeemed to achieve equal Unit holdings for the Bidders.

5. BIDDERS' VOTING POWER

The total number of Units on issue as at the date of this Bidders' Statement is 208,002,863.

No securities other than Units have been issued by the Trust.

As at the date of this Bidders' Statement, each of the Bidders has a relevant interest in 178,277,115 Units. In the case of each Bidder, the relevant interests of the Bidder comprise relevant interests in the Units held by that Bidder and, as a consequence of the Unitholders' Agreement, relevant interests in the Units held by the other Bidder.

In aggregate, the Bidders hold 178,277,115 Units, which represents a combined voting power in the Trust (as at the date of the Bidders' Statement) of approximately 86%.

6. DEALINGS IN UNITS

6.1 DEALINGS IN PREVIOUS FOUR MONTHS

In the period of four months ending on the Offer Date neither of the Bidders nor any associate of either Bidder has:

(a) provided, or agreed to provide, consideration for a Unit under a purchase or agreement; or

(b) accepted, or agreed to accept, consideration for a Unit under a sale or agreement.

6.2 BENEFITS TO TRUST UNIT HOLDERS IN THE LAST FOUR MONTHS

During the period of four months ending on the Offer Date neither of the Bidders nor an associate of either Bidder gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person or an associate to:

(a) accept the Offer; or

(b) dispose of Units in the Offer class,

which benefit was not offered to all Unit holders.

7. FUNDING

7.1 CASH REQUIRED IF ALL OFFERS ACCEPTED

The consideration for the Offer and the acquisition of the Units to which the Offer relates will be satisfied in whole by the payment of cash. The maximum amount payable under the Offer to Unit holders will be approximately $26.8 million if the Bidders acquire all the Units (other than the approximately 86% of Units already held by the Bidders).

As neither of the Bidders intends to accept the Offer in respect of the Units held by them, the maximum amount likely to be payable under the Offer represents the amount that will be required to be paid if the Bidders acquire all the Units other than those already held by them.

7.2 SOURCES OF CASH

Each Bidder intends to fund acceptances under the Offer using cash obtained from within the corporate group of its Parent.

The funds available to each Bidder from this source are sufficient to fund acceptances under the Offer together with all transaction costs (including fees, expenses and duties relating to the acquisition of the Units).

7.3 FACILITY FROM THE PARENTS TO THE BIDDERS

Each Bidder has a bid facility from its Parent under which its Parent has agreed to provide to the Bidder (by way of inter-company loan) such amounts as may be required by the Bidder to

pay for the Units to be acquired by it (whether under the Offer or otherwise) and to pay its share of all fees, expenses and duties relating to the acquisition of Units.

There are no conditions precedent to the availability of the funds under the respective bid facilities other than the provision of a draw down notice which specifies the amount of the draw down.

The other material terms and conditions applicable to the bid facility (as set out in a letter between each Bidder and its Parent dated 7 December 2001) are:

(a) Parent will ensure that the funds are available to the Bidder before the Bidder is required to pay for any Units to be acquired by it or to pay any fees, expenses and duties relating to the acquisition;

(b) Parent will ensure that the funds remain available while the Bidder has any outstanding obligation to pay for Units to be acquired by it or to pay any fees, expenses and duties relating to the acquisition; and

(c) the Bidder must repay the principal outstanding on the loan on demand by the Parent. However, the Parent cannot make a demand for repayment while the Offer remains open, or while the Bidder has any outstanding obligation to pay for Units acquired by it under the Offer or pursuant to an exercise of rights of compulsory acquisition of Units under the Corporations Act or any obligation to pay fees, expenses and duties relating to the acquisition.

7.4 JOINT AND SEVERAL OBLIGATIONS

Whilst each Bidder is jointly and severally liable under any contracts formed on acceptance of the Offers, each Bidder and each Parent has a reasonable basis for expecting that the other Bidder (and its Parent) will meet its obligations arising under the Offer and any acceptances and contracts resulting from it.

8. BIDDERS' INTENTIONS REGARDING THE TRUST

8.1 COMPULSORY ACQUISITION

If the Bidders become entitled to acquire compulsorily Units under Part 6A.1 or Part 6A.2 of the Corporations Act (as a result of the acquisition of Units under the Offer or otherwise), they intend to exercise those rights and to have the Responsible Entity of the Trust apply for removal of the Trust from the Official List of ASX.

If the Bidders require relief from the Court or ASIC to become entitled to acquire Units compulsorily under Part 6A.1 or Part 6A.2 of the Corporations Act, the Bidders may apply for the relief. For example, if, at the end of the Offer Period, the Bidders have relevant interests in at least 90% (by number) of the Units, but have not acquired 75% (by number) of the Units the Bidders are offering to acquire under the Offer, the Bidders may apply to the Court or ASIC for relief to allow them to acquire Units compulsorily under Part 6A.1 of the Corporations Act.

8.2 INTENTIONS FOR THE TRUST AS AN ENTITY WHOLLY OWNED BY THE BIDDERS

(a) Consolidation of ownership structure

TWE and Village Roadshow will undertake a review of the Trust's structure and activities to determine how best their ownership interests in theme park investments in Australia can be consolidated and simplified.

(b) Corporate and management functions of the Trust

If the Bidders complete compulsory acquisition of the minority interests, the Trust will cease to be required to be a registered managed investment scheme under Part 5C.1 of the Corporations Act. In those circumstances, the Bidders will consider changes to the constitution of the Trust and the function and responsibilities of the Responsible Entity which changes may include cessation of the Trust's status as a registered managed investment scheme and replacement of the Responsible Entity.

The Bidders will also review the roles of those employees currently employed by the Responsible Entity to support the Trust's status as a public listed trust and registered managed investment scheme. There may be redundancies of employees who cannot be otherwise employed in the management of the Trust or its operations.

The Bidders may also consider the removal of the existing independent directors of the Responsible Entity.

8.3 INTENTIONS IF THE BIDDERS DO NOT ACQUIRE 100% OF THE TRUST

If the Bidders are unable to proceed to compulsory acquisition, the Bidders intend to pursue additional efficiencies in the conduct of the Trust's operations as set out above. However, the Bidders recognise that their ability to do so will be dependent on the level of their Unit holding and the circumstances at the time (including legal, regulatory and ASX requirements).

If required by law, the Bidders will seek any necessary approval of the remaining Unit holders of the Trust to the implementation of those steps. Any steps to alter the structure of the Trust, its constitution or the role/functions of the Responsible Entity, or to replace the Responsible Entity or seek delisting of the Units, will depend on the spread of Unit holders at that time, the Corporations Act and the listing rules of ASX.

8.4 DISTRIBUTION FOR PERIOD ENDING 31 DECEMBER 2001

The Bidders, through their respective Parents, together own 100% of the issued capital of, and consequently control, Sea World Management Limited, the Responsible Entity. Based on trading to 30 November 2001, the Bidders expect that the distribution per Unit in respect of income of the Trust for the period from 1 July 2001 to 31 December 2001 will be between 3 and 4 cents per Unit. However, the Bidders can give no assurance that this will be the case.

8.5 OTHER INTENTIONS

Subject to the foregoing, it is the present intention of the Bidders:

(a) to continue the operation of the Trust;

(b) not to make any major changes to the operation of the Trust or to redeploy any of the Trust's property;

(c) not to remove the current Responsible Entity or appoint a new Responsible Entity; and

(d) to continue the employment of the present employees of the Trust.

9. OTHER MATERIAL INFORMATION

There is no information material to the making of a decision by a person whether or not to accept the Offer, being information that is known to the Bidders and has not previously been disclosed to the holders of Units in the Trust, other than as set out in this Bidders' Statement.

9.1 FINANCIAL POSITION OF THE TRUST

In August 2001, the Trust released its half yearly report for the six months ended 30 June 2001, indicating strong growth in attendances and profit compared with the prior comparable period. This half yearly report is attached as the Appendix.

In the period from 1 July 2001 to 16 December 2001, unaudited figures indicate that total attendances have continued to be above the prior year's comparable period:

Comparison of attendances from 1 July 2001 to 16 December

	2001	2000	% increase
Sea World	607,081	538,012	12.84%
Warner Bros. Movie World	530,410	515,575	2.88%
Wet n Wild	325,286	306,806	6.02%

The 2001 attendances at Sea World benefited from the Polar Bear Shores attraction which was not open during the same period in 2000.

Despite strong overall attendances growth, analysis of the month by month attendance levels of the parks (in aggregate) show that international attendance levels declined by around 23% from the beginning of October through to the week ended 16 December 2001, relative to the prior year. The Bidders believe that this decline reflects the impact of the events of September 11 on global tourism patterns.

Comparison of monthly attendances from 1 July to 16 December			
	Domestic	International	Total
Jul 01	188,521	84,365	272,886
Jul 00	124,290	83,168	207,458
% change	*51.68%*	*1.44%*	*31.54%*
Aug 01	130,752	81,335	212,087
Aug 00	96,036	76,992	173,028
% change	*36.15%*	*5.64%*	*22.57%*
Sept 01	211,140	65,147	276,287
Sept 00	277,612	47,230	324,842
% change	*-23.94%*	*37.94%*	*-14.95%*
Oct 01	253,808	57,906	311,714
Oct 00	164,734	61,839	226,573
% change	*54.07%*	*-6.36%*	*37.58%*
Nov 01	180,416	55,775	236,191
Nov 00	172,135	79,168	251,303
% change	*4.81%*	*-29.55%*	*-6.01%*
Dec 01 (1)	116,775	36,837	153,612
Dec 00	122,251	54,938	177,189
% change	*-4.48%*	*-32.95%*	*-13.31%*

(1) 'Dec 01' represents the period 1 December through 16 December; 'Dec 00' represents the period 1 December through 17 December.

As the operating performance of each of the parks impacts directly on the financial performance of the Trust, the improved attendance levels have contributed to an increase in profit for the period 1 July 2001 to 30 November 2001 (per unaudited management accounts). Net profit before tax for this period is estimated by the Bidders to have been approximately $7.528 million which is $2.24 million higher than for the same period in the prior year. Full year reported profit in 2000 was $13.8 million.

9.2 OUTLOOK

The impact of September 11, 2001 is likely to be felt by the parks for some time. While pre-planned international tourism ensured that international attendances remained strong in the weeks after September 11, the Bidders believe that these pre-bookings have now been run down to a considerable extent, and that this will continue to be reflected in the level of international attendances at each of the parks.

In the longer term, a key factor driving international visitor numbers to the parks is likely to be the level of international tourism to Australia. In October 2001 the Tourism Forecasting Council downgraded its forecasts for total visitors to Australia over the period from 2000 to 2010 from an average growth rate of 7.7% per annum to 6.6% per annum.

The parks, and particularly Sea World (which has benefited from the introduction of the Polar Bear Shores attraction), have achieved strong growth in domestic attendances levels in the eleven months to November 2001. However, the finite domestic visitor base may impede

continued growth in domestic attendances in the longer term. In addition, the outlook for interstate tourism remains dependent on the domestic aviation market, which has been unsettled following the collapse of Ansett in September 2001.

In the short to medium term the introduction of new attractions may impact visitor numbers, particularly domestic visitors. Attractions currently scheduled for introduction include:

- polar bear cubs at Sea World on 26 December 2001. (The Bidders note that this is not a new attraction and is primarily aimed at ensuring that polar bears are available for viewing throughout the day, while also responding to the recent introduction of tiger cubs at the competitor Dream World park.);
- the introduction of a Harry Potter promotion at Warner Bros. Movie World on 26 December 2001; and
- the introduction of a Scooby Doo attraction at Warner Bros. Movie World in June 2002.

9.3 UNIT HOLDERS' AGREEMENT

The Bidders are parties to a Unitholders' Agreement dated 2 July 1992 which governs the exercise by the Bidders of rights attached to and the disposal of all Units held by them from time to time.

9.4 BIDDING AGREEMENT

The Bidders have entered into a Bidding Agreement in relation to the Offer. The following is a summary of the agreement:

(a) Conduct of the bid

The Bidding Agreement records the intention of the Bidders to make a takeover offer for all issued Units and sets out the manner in which the parties will conduct the Offer, including:

- the Offer structure;
- the terms of the Offer;
- any alteration to or termination of the Offer;
- the source of funding to satisfy the Offer consideration; and
- the responsibilities of the parties and other administrative matters relating to the conduct of the Offer.

(b) Objective

The key objective for the parties recorded in the Bidding Agreement is to conduct the Offer such that each bidder, on completion of the bid, holds 50% of all issued Units. If, upon completion of the Offer, the Bidders have not obtained acceptances for 100% of all issued Units, but have received sufficient acceptances in order to conduct compulsory acquisition pursuant to Chapter 6A of the Corporations Act, the Bidders agree to proceed to implement the procedure set out in that Chapter in order to obtain full ownership of the Trust.

All Units acquired under the Offer will be acquired by one of the Bidders only on the basis that, on completion of the Offer, each Bidder will hold an equal number of Units.

The agreement sets out the primary terms which are reflected in the Bidders' Statement and the Offer (including that the bid will be open for one month unless an extension of the bid is agreed by both parties).

(c) Exclusivity

Until termination of the Bidding Agreement, each Bidder undertakes that it will not enter into negotiations with, or make any commitment to, any person in respect of the making of any competing bid for the acquisition of the Trust.

(d) Termination

The Bidding Agreement will immediately terminate:

- by mutual agreement in writing by the parties;
- the Offer being withdrawn; or
- upon successful completion of the Offer including (if applicable) compulsory acquisition of all outstanding Units.

9.5 FOREIGN INVESTMENT REVIEW BOARD APPROVAL

The acquisition of Units by the Bidders pursuant to the Offers has been approved under the *Foreign Acquisitions and Takeovers Act* 1975 (Cth).

9.6 CONSENTS

In respect of the statements included in this Bidders' Statement that are attributed to, or based on, statements made by:

- the Chairman of the Trust;
- the Independent Expert referred to in **section 2** of this Bidders' Statement (DDH Graham Limited); and
- CB Richard Ellis,

neither the Chairman of the Trust, DDH Graham Limited nor CB Richard Ellis have consented to those statements being included in, or accompanying, this Bidders' Statement in the form and context in which those statements are included. If you would like a copy of the documents containing the statements referred to, please contact Shaun Driscoll at Village Roadshow on (61 3) 9667 6920. On request, Shaun will provide you with a copy of the document free of charge during the Offer Period.

9.7 TAXATION

This section provides a broad outline of the Australian taxation implications of accepting the Offer and selling your Units on ASX. The information is confined to the position of Unit holders who are Australian residents for tax purposes and is based on taxation laws as at the date of this Bidders' Statement.

Australian tax legislation includes capital gains tax (CGT) provisions. Broadly, the sale of ASX quoted securities will result in a CGT event under the CGT provisions. A capital gain will arise from a CGT event to the extent that the capital proceeds exceeds the cost base of the securities that are sold. A capital loss will arise to the extent that the capital proceeds are less than the cost base (or reduced cost base, if applicable).

If a capital gain arises it is included in the assessable income of the investor selling securities and the investor may be subject to tax on the capital gain. The amount of a capital gain included in assessable income may be discounted, as explained below. A capital loss can be offset against the tax otherwise payable on any capital gains that an investor has made but cannot be used to reduce the tax payable on other forms of assessable income.

Selling Units upon acceptance of the Offer

If you accept this Offer and sell all of your Units to the Bidders a CGT event will occur. A capital gain will arise from the CGT event to the extent that the Offer Price received for the sale exceeds the cost base of the Units sold. A capital loss will occur to the extent that the capital proceeds received for the sale is less than the cost base of Units sold (or reduced cost base, if applicable).

If you are an individual, the trustee of a trust or the trustee of a complying superannuation entity, any capital gain arising may qualify for treatment as a discount capital gain. The CGT discount reduces the amount of the capital gain included in assessable income by 50% (for an individual or a trust) or by $33^1/_3$% (for a complying superannuation entity). To qualify for this treatment, you must have held the Units for at least 12 months prior to sale to the Bidders.

If you have capital losses you must first apply the amount of these losses against the amount of any capital gain arising from sale of Units before applying the discount percentage.

If you acquired any of your Units prior to 21 September 1999 you may elect to calculate any capital gain arising from the sale of such Units by using the indexed cost base (indexed up to 30 September 1999) instead of using the discount capital gain method. If you use the indexation method and you have capital losses, then the losses should be applied after calculation of the capital gain using the indexed cost base.

Regardless of whether you accept or reject the Offer, you will be presently entitled to the December 2001 Distribution and you will be required to include the amount of the distribution received in your assessable income.

The comments in this section are not an exhaustive analysis of taxation implications and should not be relied on as specific advice. You are strongly encouraged to seek your own tax advice according to your specific circumstances. Neither TWE, Village Roadshow nor any of their respective officers accept any liability or responsibility in respect of any statement concerning taxation consequences or the actual taxation consequences themselves.

10. DEFINITIONS AND INTERPRETATION

10.1 DEFINITIONS

In this Statement, unless the context otherwise requires:

'Acceptance Form' means the acceptance form enclosed with this Bidders' Statement;

'ASIC' means the Australian Securities and Investments Commission;

'ASX' means Australian Stock Exchange Limited ABN 98 008 624 691;

'ASX Business Rules' means the Business Rules of ASX;

'Bidders' means DEG Holdings Pty Ltd ABN 90 003 124 221 and Warner Sea World Units Pty Ltd ABN 82 056 225 015 and **'Bidder'** means either one of them as the context requires;

'Bidding Agreement' means the agreement entered into by the Bidders on 7 December 2001, a summary of which is set out in **section 9.4** of this Bidders' Statement;

'Bidders' Statement' means this bidders' statement;

'Business Day' has the meaning given in the ASX Listing Rules;

'CGT' means capital gains tax;

'CHESS' means SCH's Clearing House Electronic Sub-register System used for, amongst other things, the settlement of on-market transactions on ASX;

'CHESS Holding' means a holding of Units on a sub-register on CHESS maintained by a Controlling Participant;

'Computershare' means Computershare Investor Services Pty Ltd ABN 48 078 279 277;

'Controlling Participant' means the broker or Non-Broker Participant in CHESS who is designated as the Controlling Participant for Units in a CHESS Holding in accordance with the SCH Business Rules;

'Corporations Act' means the Corporations Act 2001 (Cth);

'December 2001 Distribution' means the distribution payable by the Trust in respect of Units for the 6 month period ending 31 December 2001. It is estimated that the distribution will be in the range of 3 to 4 cents per Unit, although no assurance can be given that this will be the case;

'Issuer Sponsored Holding' means a holding of Units on the Trusts issuer sponsored sub-register;

'Listing Rules' means the Listing Rules of the ASX;

'Non Broker Participant' means CHESS participants who are not brokers (for example, institutions, custodians, trustees, etc);

'Offer Period' means the period specified under **section 3.4** of this Bidders' Statement, being the period of one month commencing on Friday 4 January 2002 and ending at 5pm Melbourne time on Monday 4 February 2002. The Bidders may extend the Offer Period in accordance with the Corporations Act;

'Offer Price' means the price under the Offers specified under **section 3.1(b)** of this Bidders' Statement, being 90 cents cash per Unit;

'Offer' means the offer being made by the Bidders under **section 3** of this Bidders' Statement and **'Offers'** has a corresponding meaning;

'Official List of ASX' has the meaning given in the Listing Rules;

'Parent' means, in the case of DEG Holdings Pty Ltd ABN 90 003 124 221, Village Roadshow and, in the case of Warner Sea World Units Pty Ltd ABN 82 056 225 015, TWE;

'Previous Offer' means the 82 cents per Unit off-market takeover offers which the Bidders made earlier in 2001 under which the Bidders increased their voting power in the Trust from 68.4% to 85.7%;

'Record Date' means Friday 28 December 2001;

'Responsible Entity' means the responsible entity (within the meaning of that term in the Corporations Act) of the Trust in its capacity as such. As at the date of this Bidders' Statement, the Responsible Entity of the Trust is Sea World Management Limited ABN 16 006 841 470;

'Rights' means all accretions and rights which accrue to or arise from Units after the commencement of the Offer Period, including all rights to receive distributions, to receive or subscribe for Units, notes, options or other securities and all other distributions or entitlements declared, paid, made or issued by the Trust after that date;

'SCH' means the securities clearing house, which administers the CHESS system in Australia;

'SCH Business Rules' means the rules of SCH, as amended or replaced from time to time;

'Trust' means the Sea World Property Trust ARSN 092 492 094;

'TWE' means Time Warner Entertainment Company, L.P.;

'Units' means fully paid ordinary units in the Trust;

'Unitholders' Agreement' means the agreement entered into between the Bidders on 2 July 1992 relating to the exercise of certain of the rights and entitlements (including the right to vote and dispose of the Units) attaching to the Trust Units held by each of the Bidders; and

'Village Roadshow' means Village Roadshow Limited ABN 43 010 672 054.

10.2 INTERPRETATION

In this Bidders' Statement, unless the context otherwise requires:

(a) the singular includes the plural and vice versa and words importing one gender include other genders;

(b) terms defined in the Corporations Act as at the date of this Bidders' Statement have the meanings ascribed to them in the Corporations Act at that date;

(c) a reference to a statute of any parliament or any section, provision or schedule of a statute of any parliament includes a reference to any statutory amendment, variation or consolidation of the statute, section, provision or schedule and includes all statutory instruments issued under the statute, section, provision or schedule;

(d) a reference to a section or Appendix is a reference to a part of this Bidders' Statement;

(e) a reference to time is a reference to time in Melbourne, Victoria, Australia; and

(f) headings are used for reference only.

CORPORATE DIRECTORY

WARNER SEA WORLD UNITS PTY LTD
ABN 82 056 225 015

Level 6
116 Military Road
Neutral Bay NSW 2089

TIME WARNER ENTERTAINMENT COMPANY, L.P.

4000 Warner Boulevard
Burbank California 91522
United States of America

DEG HOLDINGS PTY LTD
ABN 90 003 124 221

Level 12A
440 Collins Street
Melbourne Vic 3000

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

206 Bourke Street
Melbourne Vic 3000

FINANCIAL ADVISER TO THE OFFER

Merrill Lynch International (Australia) Limited
Level 39
120 Collins Street
Melbourne Vic 3000
Telephone: (03) 9659 2222
Facsimile: (03) 9659 2142

LEGAL ADVISER TO THE OFFER

Minter Ellison
Level 23, Rialto Towers
525 Collins Street
Melbourne Vic 3000
Telephone: (03) 8608 2000
Facsimile: (03) 8608 1000

APPENDIX

HALF YEARLY REPORT OF THE TRUST FOR THE SIX MONTHS ENDED 30 JUNE 2001

SEA WORLD PROPERTY TRUST
ARSN 092 492 094

FINANCIAL STATEMENTS & REPORTS

FOR THE SIX MONTHS ENDED 30 JUNE 2001

SEA WORLD PROPERTY TRUST
DIRECTORS' REPORT
FOR THE SIX MONTHS ENDED 30 JUNE 2001

The directors of Sea World Management Limited, the responsible entity for Sea World Property Trust, have pleasure in presenting their report together with the financial report including notes and directors declaration of the Trust and the independent audit report thereon for the six months ended 30 June 2001.

Principal Activities

The principal activities of the Trust during the financial year were acting as:

- lessor of Sea World theme park;

- joint lessor of Sea World Nara Resort (indirectly through its investment in Sea World Nara International Pty Limited); and

- lessor (together with VRS Holdings Pty Ltd and Warner Bros. Properties Australia Pty Ltd) of Warner Bros. Movie World comprising the Warner Bros. Movie World theme park, Wet 'N' Wild water park, and Warner Roadshow Movie World film studios.

There have been no significant changes in the nature of those activities during the financial year.

Since 12 May 2000 the principal activity of Sea World Management Limited has been to act as responsible entity of the Trust and custodian of the Trust assets as required by the Managed Investments Act 1998. Prior to that date Sea World Management Limited was the manager of the Trust.

The Trust's Constitution and the Corporations Act 2001 set out the obligations and duties of Sea World Management Limited as the responsible entity which include the operation and management of the Trust and the property and assets constituting Trust property for the benefit of the Trust's members.

Review and Results of Operations

Current Period Performance

Net profit for the Trust for the six months ended 30 June 2001 is $9.985 million, up $3.572 million on the equivalent six month period ended 30 June 2000. This is in line with the profit increase as expressed in the Targets Takeover Response in May 2001. The distribution to unitholders has also increased from 2.84¢ for the six months ended June 2000 to an amount of 5.25¢ for the current six months. However it should be noted that the distribution for the period is higher than the operating profit by some $934,000 or 0.45 cents per unit as a result of taxation related permanent and timing differences. Previous half yearly distribution adjustments have reduced the distributable income. The current adjustment reflects the one-off impact of normally higher taxation depreciation charges dropping off in Warner Bros. Movie World. However, given capital expenditure planned for the following twelve months, we currently expect this timing difference in Warner Bros. Movie World to reverse and cause a reduction in the 2002 distributable income calculation.

Revenue from the 100% owned Sea World theme park increased, however, revenue declined from Warner Bros. Movie World theme park in which the Trust owns a one-third interest. Offsetting this decline in revenue from Warner Bros. Movie World theme park was an increase in revenue from Wet 'n' Wild and Warner Roadshow Movie World Studios, also one-third owned.

The performance of the Sea World park reflects the strength of the new Polar Bear Shores attraction added in December 2000 and particularly its appeal to domestic visitors in the New Year period. This has helped lift total attendance to the park by 13% to 668,000 for the 6 months. The growth from the domestic market was approximately 21%, however, international attendance concurrently declined by 2% for the period. Coupled with modest growth in overall per capita spend this has helped the operator produce strong revenues and operating margins.

Conversely, the Warner Bros. Movie World theme park attendance at 566,000 for the 6 months is running 4.3% behind attendance for the six months last year. Both domestic numbers and international numbers have recorded declines by 5.6% and 1.7% respectively. Per capita spending has also declined from the previous year resulting in weaker revenue. Notwithstanding price incentives in May and June to boost attendances and whilst some savings have been achieved through tightening of expenses, the operating profit for the park remained some 13.7% behind last year. Fortunately, balancing this result has been the good performance of Wet 'n' Wild which has produced attendances of 361,000 for the 6 months up 42% from those of the same period in the year 2000. These attendances plus increased per capita spending translated into higher

Review and Results of Operations (Continued)

Current Period Performance (Continued)

new rides as well as excellent weather in the reporting period. The Warner Bros. movie "Scooby Doo" occupied the bulk of the studio facilities for the entire six month period, resulting in Warner Roadshow Movie World Studios having a record six months with profit up 52% on the previous comparative.

The Sea World Nara Resort had a relatively flat six months in trading terms compared to the same period in 2000. The Gold Coast international hotel market remains competitive and in addition many apartment operators are moving into traditional hotel business areas. One of the results of this activity has been that the strength of the Sea World theme park has not transferred to Sea World Nara Resort to the same degree as might have been expected.

The expenses of the Trust have increased from $6.4 million to $7.6 million. Major items are higher depreciation of $430,000 in Sea World relating to Polar Bear Shores and costs of approximately $300,000 associated with the bid by Village Roadshow and Warner Bros. for the units in the Trust not previously held by them.

Outlook for the balance of the 2001 year

The popularity of the polar bears at Sea World is currently showing little signs of abating particularly from the interstate markets. However numbers from local markets have softened. Wet 'n' Wild continues to perform strongly particularly from the interstate markets over the winter period as a result of heightened awareness of the product offering through our three park marketing activities. Price incentives at Warner Bros. Movie World continue to drive attendance numbers and are assisting bottom line performance at that park.

Recent Takeover Bid

Following the close of the takeover bid by Village Roadshow and Warner Bros. on July 23, the two major unitholders now control 85.71% of the total units on issue. The overall number of unitholders has been reduced from around 5,900 to less than 1,600. Aggregated, the top 10 unitholders (including Village and Warner interests) control around 97.6% of the total number of units. Since the takeover has closed liquidity in the stock has dissipated significantly with only a relatively small number of units traded.

Valuation of Assets

The Directors recently commissioned CB Richard Ellis to update their June 2000 valuations and provide an indicative valuation assessment of the three theme parks – Sea World, Warner Bros. Movie World and Wet'N'Wild. The resulting indicative valuations are as follows:

	June 2001	June 2000
Sea World	$143,000,000	$155,000,000
Warner Bros. Movie World (100% interest)	$116,000,000	$121,400,000
Wet'N'Wild (100% interest)	$39,000,000	$32,000,000

Directors have accepted these indicative valuations and reflected them in the books of the Trust as Directors Valuations. The valuations of Warner Bros. Movie World and Wet'N'Wild have been based on an assessment of the value of the properties as a whole. In the event that Sea World Property Trusts' minority interest in the Warner Bros. Movie World joint venture were sold it may attract a discount. However, the degree of any such discount is extremely subjective as there is no direct market evidence. CB Richard Ellis are of the opinion that a discount of 0% to 15% may apply in these circumstances.

The impact of booking these valuations in the Trust is a decrease in the asset revaluation reserve of some $11.7 million which represents a drop in net tangible asset value of approximately 6 cents per unit from 96 cents at December 2000 to 90 cents.

These indicative valuations reflect the valuers' assessments of the market value of the properties primarily using a net present value of forecast cashflow approach and taking into account:

- Historic and current trading performance,
- Managements' latest forecasts of long term capital expenditure,
- Recent independent research into international visitor numbers, and

Review and Results of Operations (Continued)

Valuation of Assets (Continued)

Although recent trading has been buoyant particularly at Sea World and Wet'N'Wild this is not necessarily indicative of a long term trend. Further, the research on long term international visitation to the parks suggests that attendance numbers from this area may take a longer than expected time to return to pre Asian economic crisis levels. These factors are reflected in the revised values.

Directors of Sea World Management Limited

The names and details of the directors of the Responsible Entity in office during the period and until the date of this report are:

P T Jackman (Chairman)
G W Burke
P E Foo
P A Graham
D A Hettler
J R Kirby
S E Reisenbach
S Ross (Resigned 28/02/01)
J D Witheriff
W S Prentice (Alternate for S E Reisenbach)
G Basser (Alternate for J R Kirby)
S L Driscoll (Alternate for P E Foo)
P S Leggo (Alternate for G W Burke)

Directors were in office from the beginning of the period until the date of this report, unless otherwise stated.

Interest in the Units of Sea World Property Trust

As at the date of this report, the interests of the directors in the units of Sea World Property Trust were:

	Number	31/12/00 Number	30/06/00 Number
Village Roadshow Ltd group (shareholders of which include the directors, John Ross Kirby and Graham William Burke)	**89,138,557**	71,132,167	71,132,167
Time Warner Entertainment Company, LP	**89,138,558**	71,164,170	71,164,170
Classicist Pty Ltd (shareholders of which include the director, Patrick Terence Jackman)	-	100,000	100,000
Vinden Lodge Pty Ltd (shareholders of which include the director, Peter Edwin Foo)	-	120,000	120,000

The interests in units held by Village Roadshow and Time Warner are subject to a Unitholders Agreement which provides for the exercise of the voting rights attached to the units as a voting block and also grants pre-emptive rights over the respective units. As a consequence of this Agreement Village Roadshow and Time Warner each hold a relevant interest in the units held by the other.

Corporate Governance Statement

The Board of Directors of Sea World Management Limited must ensure that Sea World Management Limited complies with the Trust's Constitution, any conditions imposed on its Dealers Licence, the Trust's Compliance Plan and the Corporations Act. The following are the main corporate governance practices that were in place throughout the financial year:

(a) Principles governing the Board of Directors

The Board of Directors of Sea World Management Limited is committed to ensuring best practice in corporate governance and is responsible for overall corporate governance.

The Board comprises individuals with an appropriate range of qualifications and experience to enable each to make a

Corporate Governance Statement (Continued)

(a) Principles governing the Board of Directors (Continued)

executive directors. The independent directors are the Chairman Mr Terry Jackman and Messrs Peter Graham and John Witheriff. Messrs John Kirby, Graham Burke and Peter Foo are directors of Village Roadshow Limited whilst Messrs Sanford Reisenbach and David Hettler are executives of Warner Bros.

Only the independent directors receive remuneration from Sea World Management Limited. This remuneration is set by the Board in accordance with the Constitution of Sea World Management Limited. The Board also sets the remuneration packages of certain senior executives.

(b) Auditors of the Trust

The Trust accounts are audited twice yearly in accordance with the statutory requirements of the Corporations Act and the additional requirements pertaining to the Trust. The scope of the audit is determined after discussions with relevant personnel of Sea World Management Limited, assessment of areas of risk and levels of materiality and a review of the Trust's activities.

A separate auditor has been appointed to audit the Trust's Compliance Plan and the level of compliance with the Trust's Constitution. This is in addition to the statutory audit process undertaken in respect of the Trust accounts.

The Trust has a Compliance Committee but does not have an Audit Committee, since many of the normal functions of an Audit Committee form part of the Compliance Committee's functions – refer (d) below.

(c) Business Risk

The Trust's principal activity is acting as lessor of Sea World and, in conjunction with others, Warner Bros. Movie World. The Trust also holds a fifty percent (50%) shareholding in Sea World Nara International Pty Limited and indirectly through that investment acts as lessor of Sea World Nara Resort. These properties are leased to operators associated with Village Roadshow and Time Warner interests under long-term lease agreements. The Trust receives rental income from the operators of these properties but does not operate Sea World, Warner Bros. Movie World or Sea World Nara Resort. Accordingly the Trust is not exposed to many of the normal risks relating to business operations.

The major risks of the Trust relate to protection of its assets and continuity of the operator agreements. The Trust's Constitution specifies in detail the requirements, procedures and obligations required in relation to asset management.

The Board of Sea World Management Limited is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks. The responsibility for the operation and administration of the Trust is delegated by the Board to the Chief Executive Officer and the Chief Financial Officer supported by a management team who are appropriately qualified and experienced to discharge their responsibilities. The Board has a number of mechanisms in place to ensure this is achieved and to assess performance of the management, including:

- board approval of strategic long term development plans for the Trust's assets to ensure the continued growth and success of the Trust; and

- the implementation of operating plans and budgets by management and the regular reporting to and monitoring by the Board of progress against budget.

The Board acknowledges that it is responsible for the overall internal control framework for management of the Trust, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility, the Board has instigated an internal control framework that can be described under the following headings:

Corporate Governance Statement (Continued)

(c) Business Risk (Continued)

- Financial reporting – a comprehensive budgeting system with an annual budget approved by the directors is in place. Monthly results are reported against both budget and the previous year's results and revised forecasts are prepared regularly. The Trust reports to unit holders half-yearly. Procedures are also in place to ensure that price sensitive information is reported to the Australian Stock Exchange in accordance with Continuous Disclosure Requirements; and

- Capital expenditure – the Trust has in place clearly defined guidelines for capital expenditure, which include annual budgets, detailed appraisal, approval and review procedures.

(d) Compliance Committee

To assist the Board in satisfying its obligations, a Compliance Committee has been established comprising Messrs. Jackman, Graham and Witheriff. Its function is to monitor the extent to which Sea World Management Limited as responsible entity of the Trust complies with the Compliance Plan, the Trust's Constitution and the Corporations Act. Graham Edward McHugh has been appointed as the Compliance Officer and regularly reports to the Compliance Committee in respect of the level of compliance whilst Scott James Lyndon has been appointed the Complaints Handling Officer in relation to complaints received by members of the Trust in respect of the Trust's operation. He reports to the Compliance Officer when required. The Chief Executive Officer, John Stuart Menzies also attends Compliance Committee meetings and provides reports on various matters to the Committee.

In respect of the resolution of complaints by Trust members, the Trust's Constitution sets out an internal complaints resolution process that provides:

- complaints received from Trust members are to be acknowledged within five (5) business days at which time the complainant is also advised as to the expected timeframe in which it is intended to resolve the complaint;

- the complaint is then investigated; and

- the complainant is advised within twenty-eight (28) days from receipt of the complaint (or if exceptional circumstances apply which will be advised – within ninety days of receipt) the outcome of the investigation and any remedies made available to the complainant.

However, if a Trust member is not satisfied as to the outcome they can direct their complaint to the independent complaints resolution scheme shown in the Trust Directory at the back of this report of which Sea World Management Limited is a member:

(e) Professional Advice

In carrying out their functions the directors of Sea World Management Limited and all members of the Compliance Committee may seek independent legal, accounting or other professional advice where necessary at the reasonable expense of the responsible entity.

(f) Ethical Standards

All directors and employees of the Responsible Entity are required and expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Trust.

SEA WORLD PROPERTY TRUST
DIRECTORS' REPORT
FOR THE SIX MONTHS ENDED 30 JUNE 2001

Distributions

In order to comply with the terms of the Constitution, an interim distribution of $10,918,972 in respect of the six months ended 30 June 2001 representing 5.249 cents per unit on 208,002,863 units issued shall be paid to all unit holders.

A final distribution of $6,706,863 in respect of the six months ended 31 December 2000 representing 3.224 cents per unit on 208,002,863 units issued was paid on 28 February 2001.

An interim distribution of $5,901,121 in respect of the six months ended 30 June 2000 representing 2.837 cents per unit on 208,002,863 units issued was paid to all unit holders on 31 August 2000.

Environmental Regulation and Performance

The Board of Directors of Sea World Management Limited is committed to ensuring that environmental harm does not occur. The aforesaid operator agreements require the operators of Sea World and Warner Bros. Movie World to comply with all applicable laws. As such this requires the operators to hold any licences and approvals from the local authority necessary to conduct any environmentally relevant activities. The Board is not aware of any material breach by the operators of issued licences or approvals, or circumstances in which licences or approvals are required but have not been obtained by the operators.

Indemnification and Insurance of Directors and Officers

Since the commencement of the period, Sea World Management Limited has not in respect of any person who is or has been an officer of the company, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer, nor has Sea World Management Limited paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer other than as follows:

An insurance premium of $29,756 (30/06/00 - $26,485) has been paid by Sea World Management Limited to insure the directors plus the officers listed below against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of Sea World Management Limited (other than conduct involving wilful breach of duty):

Name of Officer:
J S Menzies (Chief Executive Officer)
G E McHugh (Chief Financial Officer, Company Secretary and Compliance Officer)
S J Lyndon (Legal Counsel and Complaints Handling Officer)

Remuneration of the Responsible Entity

In accordance with the Constitution the Responsible Entity receives management fees at the rate of 0.35% of the total tangible assets of the Trust. Fees for the six months ended 30 June 2001 paid to Sea World Management Limited as the Responsible Entity from Trust funds amounted to $412,832 (30/06/00 - $435,324).

Borrowing and Investment Policies

The Trust did not borrow or invest during the period other than in the ordinary course of business.

Commissions Paid on Units

No commissions were paid or allowed by the Responsible Entity and its associates in relation to the issue or purchase of units.

SEA WORLD PROPERTY TRUST
DIRECTORS' REPORT
FOR THE SIX MONTHS ENDED 30 JUNE 2001

Options

As at the date of this report, there were no unissued units or interests in units under option (30/06/00 – Nil).

Investments in Sea World Management Limited

No investments have been made or held by the Trust in Sea World Management Limited or any associates thereof during the period.

Interest of Sea World Management Limited in Property held by the Trust

Neither Sea World Management Limited nor any associates thereof had any interest in any property purchased or sold by the Trust during the period.

Other Financial Information

During the period
- no bonus issues were made
- no units or interests in units were issued
- no options were granted.

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the Trust during the period not otherwise disclosed in this report or the financial statements.

Significant Events Subsequent to the Reporting Date

There are no matters or circumstances that have arisen since the end of the financial period that have significantly affected or may significantly affect the operations of the Trust, the results of those operations or the state of affairs of the Trust in future years.

Likely Developments and Expected Results

The Trust will continue to conduct its above-mentioned principal activities.

Signed for and on behalf of the Board of Directors of Sea World Management Limited, the Responsible Entity of Sea World Property Trust:

P T Jackman
Chairman

P A Graham
Director

Gold Coast
31 August 2001

SEA WORLD PROPERTY TRUST
STATEMENT OF FINANCIAL PERFORMANCE AND DISTRIBUTION
FOR THE SIX MONTHS ENDED 30 JUNE 2001

STATEMENT OF FINANCIAL PERFORMANCE	Note	30/06/01 $'000	30/06/00 $'000
Revenue and Expenses from ordinary activities			
Rental received or due and receivable from:			
- the operator of Sea World		**12,848**	8,439
- the operator of Warner Bros. Movie World		**4,041**	3,680
Share of associates' net profit			
- Sea World Nara International Pty Limited	22	**457**	450
Other income – from ordinary activities	3	**260**	271
Total Revenue from ordinary activities		**17,606**	12,840
Expenses from ordinary activities			
Borrowing costs		**(882)**	(875)
Depreciation of plant and equipment		**(4,061)**	(3,594)
Operating Lease rental expense		**(781)**	(744)
Fees for management of the Trust		**(413)**	(435)
Other expenses from ordinary activities	3	**(1,484)**	(779)
Total Expenses from ordinary activities		**(7,621)**	(6,427)
Net Profit		**9,985**	6,413
Increase/(Decrease) in asset revaluation reserve	16(b)	**(11,737)**	(37,479)
Total revenues, expenses and valuation adjustments attributable to unitholders and recognised directly in unitholders' funds		**(11,737)**	(37,479)
Total changes in equity other than those resulting from transactions with unitholders as unitholders		**(1,752)**	(31,066)

STATEMENT OF DISTRIBUTION

	Note	30/06/01 $'000	30/06/00 $'000
Net Profit		**9,985**	6,413
Adjustments to determine "Net Income of the Trust Fund"	5, 17	**934**	(512)
Total available for distribution	4	**10,919**	5,901
Distribution payable	6, 13	**10,919**	5,901
Distribution per unit (cents per unit)		**5.249**	2.837
Basic earnings per unit (cents per unit)		**4.801**	3.083

SEA WORLD PROPERTY TRUST
STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2001

	Note	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Current Assets				
Cash assets		**12,148**	6,484	10,521
Receivables	7	**2,215**	6,211	2,650
Other	8	**112**	-	-
Total Current Assets		**14,475**	12,695	13,171
Non-Current Assets				
Investments – Investment Properties	9	**157,287**	175,568	171,119
Investments using the equity method	9	**12,874**	12,417	12,045
Plant and equipment	10	**38,653**	34,441	36,011
Intangible assets	11	**12**	18	24
Other	12	**585**	784	986
Total Non-Current Assets		**209,411**	223,228	220,185
Total Assets		**223,886**	235,923	233,356
Current Liabilities				
Payables	13	**11,774**	8,640	6,726
Interest-bearing liabilities	13	**2,500**	12,500	12,500
Total Current Liabilities		**14,274**	21,140	19,226
Non-Current Liabilities				
Interest-bearing liabilities	13	**21,667**	14,167	14,167
Total Liabilities		**35,941**	35,307	33,393
Net Assets		**187,945**	200,616	199,963
Unit Holders' Funds				
Units on issue	15	**105,655**	105,655	105,655
Asset Revaluation Reserve	16	**76,594**	88,331	88,331
Undistributed income account	17	**5,696**	6,630	5,977
Total Unit Holders' Funds		**187,945**	200,616	199,963

SEA WORLD PROPERTY TRUST
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

	30/06/01 $'000	30/06/00 $'000
Cash Flows from Operating Activities		
Cash receipts (rent) from the operator of Sea World	**15,152**	10,499
Cash receipts (rent) from the operator of Warner Bros. Movie World	**4,745**	6,564
Cash payments in the course of operations	**(975)**	(866)
Borrowing costs	**(807)**	(1,048)
Interest received	**230**	240
GST collected from customers	**2,008**	-
GST paid to suppliers	**(94)**	-
GST paid on capital expenditure to suppliers	**(365)**	-
GST (net) paid to Australian Taxation Office	**(1,240)**	-
Net cash provided by operating activities (refer Note 20(a))	**18,654**	15,389
Cash Flows from Investing Activities		
Payment in respect of termination of interest rate hedge	**(112)**	-
Payments for investment property, plant and equipment	**(3,698)**	(2,710)
Repayment of amounts owing from Warner Bros. International Recreation Enterprises	**-**	2
Repayment of amounts owing from Village Roadshow Limited	**-**	1
Repayment of amounts owing from Warner Bros. Properties Australia Pty Ltd	**-**	1
Proceeds from disposal of plant and equipment	**30**	22
Net cash used in investing activities	**(3,780)**	(2,684)
Cash Flows from Financing Activities		
Distributions paid	**(6,710)**	(4,384)
Repayment of borrowings	**(2,500)**	(2,500)
Net cash used in financing activities	**(9,210)**	(6,884)
Net increase in cash held	**5,664**	5,821
Cash at the beginning of the financial period	**6,484**	4,700
Cash at the end of the financial period	**12,148**	10,521

SEA WORLD PROPERTY TRUST
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

1. The Trust

Sea World Property Trust was established pursuant to the terms of the Trust Deed made on 27 November 1984 for a term of 80 years from that date. The Trust Deed was replaced by a Constitution approved by unitholders on 31 January 2000 and effective 12 May 2000. Subject to the provisions of the Constitution for earlier termination of the Trust, the Trust will terminate on 26 November 2064.

Sea World Management Limited is the Responsible Entity of the Trust and custodian of Trust assets pursuant to approval by the Australian Securities Investments Commission granted on 12 May 2000.

2. Statement of Accounting Policies

The financial report of the Trust is a general purpose financial report which has been prepared in accordance with the requirements of the Constitution and the Corporations Act which includes applicable accounting standards. Other mandatory professional reporting requirements (Urgent Issues Groups Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention except for investment properties and plant and equipment which are measured at revalued amounts.

Set out below is a summary of the significant accounting policies adopted by the Trust in the preparation of the financial statements. The accounting policies adopted are consistent with those of the previous year.

(a) Rental Income

Rental income is receivable monthly in arrears in accordance with lease agreements with the operators, details of which are set out below and the rental expense recorded in the management accounts of the operators. Further adjustments are made, where necessary, at the close of each accounting period to bring the rental income into line with the audited rental expense of the operators.

Sea World

The Trust sub-leases Sea World to an operating partnership, Sea World Enterprises. The operating partnership consisting of Village Sea World Operations Pty Ltd and Warner Sea World Operations Pty Ltd has a lease to conduct the business of Sea World to 31 December 2000, with an option under the lease for a further period of 15 years. This option has been exercised by Sea World Enterprises and a new lease is being drawn up.

The rental receivable by the Trust consists of:

(a) an annual base rental of $250,000 escalating at 10% per annum from 1 January 1986, and

(b) an additional rental equal to the operating profit of Sea World less the sum of:

 (i) 2% of the gross revenue, and
 (ii) 5% of the net profit after deduction of the above-mentioned 2%.

Warner Bros. Movie World

The Trust, in conjunction with VRS Holdings Pty Ltd and Warner Bros. Properties Australia Pty Ltd (known collectively as Warner Bros. Movie World Holdings) leases Warner Bros. Movie World to an operating partnership, Warner Bros. Movie World Enterprises, consisting of Kirby Banner Pty Ltd and Warner World Australia Pty Ltd to 29 September 2009.

2. Statement of Accounting Policies (Continued)

(a) Rental Income (Continued)

Warner Bros. Movie World (Continued)

The rental receivable by the Trust consists of a one-third share of:

(a) an annual base rental of $300,000 escalating at 7% per annum from 30 September 1989, and

(b) an additional rental equal to the operating profit of Warner Bros. Movie World less the sum of:
  (i) 3% of the gross revenue, and
  (ii) 10% of the net profit after deduction of the above-mentioned 3%.

(b) Taxation

Under current taxation legislation, the Trust is not liable to taxation including taxation on any realised capital gains provided that the "Net Income of the Trust Fund" including any such realised capital gains is distributed in full to unit holders. The "Net Income of the Trust Fund" means the gross income of the Trust in any period after deducting all deductions or allowances, deductible or allowable under the applicable Income Tax Assessment Act and is subject to subsequent confirmation by the Australian Tax Office.

(c) Valuation of Assets

The Trust has adopted the fair value basis of valuation for Investment Properties and Plant and Equipment (except for Marine Mammals which are carried at cost). Investments in Associates are accounted for using equity accounting principles and are carried at the lower of the equity accounted amount and recoverable amount. All other assets are carried at cost.

Investment Properties and Plant and Equipment are recorded at Directors' Valuation at 30 June 2001. The values attributed to those assets representing the Sea World theme park, and the Trusts' one-third interest in the Warner Bros. Movie World theme park and the Wet'N'Wild water park are based on an update of the June 2000 valuations prepared by Ms J Reiser (Dip. Bus) Val AAPI, Registered Valuer (No 1433) and Mr B W Cox AAPI, Registered Valuer (No 659) of the Hotels and Leisure Valuation and Advisory Services Division of CB Richard Ellis (B) Pty Ltd.

The resultant indicative valuations reflect the valuers' assessments of the market value of the properties as at June 2001 taking into account:

- Historic and current trading performance,
- Latest management forecasts of long term capital expenditure,
- Recent independent research conducted for the parks into international visitor numbers, and
- Likely future trading projections selected by the valuers derived from various attendance scenarios arising out of this research.

An updated valuation was not prepared for Warner Roadshow Movie World studios or the spare land at Warner Bros. Movie World as the Directors do not consider there has been any facts or circumstances since June 2000 which might result in the current values of those non-current assets being materially different from their carrying values. Accordingly, these assets are recorded at Directors' Valuation 2001 being the values derived from the independent valuation in June 2000 adjusted for additions and disposals from that date through to 30 June 2001 less any depreciation expense on plant and equipment over that period.

The method selected to value the Sea World theme park, the Warner Bros. Movie World theme park and the Wet 'N' Wild water park has been to utilise a discounted cashflow model to arrive at the net present value of the assets based on 5 year financial projections of the rental income stream payable to the Trust, after deduction of the appropriate Crown land rental (for Sea World only) and forecast annual capital expenditure. Acquisition and disposal costs have also been deducted from the cashflow. The cashflow includes the disposal value of the asset at the end of the period calculated by applying a terminal capitalisation rate to the forecast income for the

2. Statement of Accounting Policies (Continued)

(c) Valuation of Assets (Continued)

The resultant valuations were as follows:

Sea World theme park	$143 million
Warner Bros. Movie World theme park (100%)	$116 million
Wet 'n' Wild water park (100%)	$39 million

Directors have accepted these valuations and reflected them in the books of the Trust. The valuations related to the Warner Bros. Movie World undertakings have been based on an assessment of the value of the properties as a whole. In the event that Sea World Property Trusts' minority interest in the Warner Bros. Movie World joint venture were sold as a minority interest and not as part of a sale by the joint venture of the Warner Bros. Movie World assets, it may attract a discount, however the degree of any such discount is extremely subjective as there is no direct market comparatives.

The Trust is not liable to taxation including taxation on any realised capital gains provided the "Net Income of the Trust Fund" including any such realised capital gains is distributed in full to unit holders. Therefore, in booking the valuations in the Trust, the potential impact on unit holders of taxation resulting from any capital gain which may arise on the subsequent sale of a particular asset has not been taken into account.

(d) Investment Properties

The Trust leases from the Crown an area of land on which Sea World and Sea World Nara Resort have been constructed and a portion of the seabed adjoining the properties to 30 June 2057. The Trust also holds a Permit to Occupy for car parking purposes over an area adjacent to Sea World and a one-third share, as tenant-in-common, of freehold land and other assets at Warner Bros. Movie World (refer Note 23).

Land, buildings and other structural improvements are regarded as investment properties and accordingly are not amortised or depreciated. Interest costs attributable to specific external borrowings used to finance capital works are capitalised to the cost of those works during the period prior to their completion, and expensed thereafter.

Capital works in progress are classified as investment properties prior to their completion pending a detailed analysis of the final costs of the project at which time an allocation between investment properties (land, buildings and other structural improvements) and plant and equipment is made.

The values of investment properties are assessed regularly to determine their fair values (refer Note 2(c)).

(e) Business Undertaking

The Trust's interest in the Warner Bros. Movie World business undertaking is shown at valuation (refer Note 2 (c)) and is brought to account in the financial statements as a joint venture operation by including the Trust's one third share of:

- the assets employed in the business undertaking,
- the liabilities incurred by the business undertaking,
- the revenue earned and expenses incurred by the business undertaking, and
- the cash flows generated by the business undertaking.

Adjustments are made to ensure consistency of accounting policies with those followed by the Trust.

(f) Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks and money market investments readily convertible to cash within two working days and net of outstanding bank overdrafts.

2. Statement of Accounting Policies (Continued)

(g) Investment in Associated Company

Investments in associates are accounted for using equity accounting principles and are carried at the lower of the equity accounted amount and recoverable amount.

An associated company is one in which the Trust's beneficial interest in the issued capital of that company is not less than 20% and does not exceed 50%, and where:

- the Trust exercises significant influence over that company, and
- the investment is long-term.

Adjustments are made to ensure consistency of accounting policies with those followed by the Trust. Intercompany transactions between the Trust and its associate are adjusted accordingly.

(h) Plant and Equipment

Items of plant and equipment are valued in accordance with the provisions of the Constitution (refer Note 2(c)) and are depreciated over estimated useful lives ranging from 1 to 40 years. Both the diminishing value and the straight line methods of depreciation are used.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

(i) Marine Mammals

Marine mammals acquired on establishment of the Trust are recorded at acquisition cost at 6 December 1984. The carrying value of these mammals is regularly reviewed to ensure that it does not exceed the recoverable amount of the total holding of such mammals (refer Note 2(c)). Additional costs of acquiring mammals to maintain the initial holdings in existence on establishment of the Trust, or equivalent, and training of mammals are incurred by the operator of Sea World and charged as a cost of operations.

Costs associated with the procurement of two polar bears under breeding loan agreements of two years' duration commencing 26 December 2000 are being written off over the term of those breeding loan agreements.

(j) Intangibles - Loan Establishment Costs

Costs incurred in connection with the raising of loan funds are amortised on a straight line basis from the date of commencement of the loans over the term of the loan or a period of five years whichever is the lesser.

(k) Copyright Assignment

Fees paid to obtain the use of films, as part of attractions at both Warner Bros. Movie World and Sea World, have been capitalised, as they have been identified as contributing to future revenue-earning capabilities. The fees are amortised on a straight line basis over the assignment period of five years commencing on the dates the films were first used at Warner Bros. Movie World and Sea World.

(l) Foreign Currency Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts payable and receivable in foreign currencies are translated at the rates of exchange ruling at balance date. Exchange differences relating to amounts payable and receivable in foreign currencies are included in the operating profit.

2. Statement of Accounting Policies (Continued)

(m) Leases

Operating lease payments, where the lessor effectively retains substantially all of the risks and benefits incidental to ownership of the leased items, are included in the determination of operating profit during the period of the lease in accordance with the payment terms of those leases.

(n) Rounding

The amounts contained in this report and the financial statements have been rounded off as allowed by ASIC Class Order 98/0100.

(o) Comparatives

Where necessary, comparative figures for the previous period have been adjusted to conform with changes in the presentation made in the current period.

(p) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q) Hedges

The net amounts receivable or payable under open swaps, forward rate agreements and futures contracts and the associated deferred gains or losses are not recorded in the Statement of Financial Performance until the hedge transaction occurs.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs.

	30/06/01 $'000	30/06/00 $'000
3. Other income and other expenses from ordinary activities		
Other income from ordinary activities		
Included in other income are the following items:		
Interest received or due and receivable from:		
- other persons	**230**	240
Gross proceeds from disposal of plant and equipment	**30**	22
Other expenses from ordinary activities		
Included in other expenses are the following items:		
Amortisation of loan establishment costs	**6**	19
Amortisation of copyright assignment costs	**199**	200
Amounts received or due and receivable by auditors of the Trust:		
- auditing services	**38**	36
- other services	**31**	5
Net loss/(profit) on disposal of plant and equipment	**(22)**	9
Trustee's fee	**-**	99
Unit registry fees	**40**	37

4. "Net Income of the Trust Fund"

As provided in the Constitution, the Trust is required to distribute the "Net Income of the Trust Fund" (refer note 2(b)) for each income period.

For income tax purposes, Warner Bros. Movie World Holdings is a partnership and as such the Trust's share of the net income of that partnership forms part of the total Net Income of the Trust Fund at 30 June each year (the end of the taxation year for the partnership).

The distribution payable to unit holders for the six months ended 30 June 2001 includes the Trust's share of the net income from Warner Bros. Movie World for the full year ended 30 June 2001.

5. Adjustments to Determine "Net Income of the Trust Fund"

Certain items of income and expense are recognised in different periods in determining the Operating Profit and the "Net Income of the Trust Fund", while other items are not recognised at all in determining one or other of these amounts. The adjustments arising in the six months ended 30 June 2001 from the different accounting and taxation treatment of items are summarised below:

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Timing differences	**819**	(241)	112
Permanent differences	**115**	(924)	(624)
Transfer to Undistributed Income Account (refer Note 17)	**934**	(1,165)	(512)

5. Adjustments to Determine "Net Income of the Trust Fund" (Continued)

Major adjustments represent:

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Timing differences			
Capital write-offs	**(106)**	-	-
Depreciation & Amortisation	**(190)**	83	(222)
Share of Sea World Nara International net profit	**(457)**	(821)	(450)
Warner Bros. Movie World Holdings net adjustments	**1,555**	(275)	23
Other	**17**	772	761
	819	(241)	112
Permanent differences			
Depreciation of buildings for tax purposes	**(272)**	(548)	(269)
Takeover costs	**247**	-	-
Warner Bros. Movie World Holdings net adjustments	**147**	(345)	(345)
Other	**(7)**	(31)	(10)
	115	(924)	(624)

6. Distribution to Unit Holders

The following distributions have been paid or are proposed:

Distribution Period	**Amount**	**Cents/unit**	**Date**
Payable -			
6 months ended 30 June 2001	**10,918,972**	**5.249**	**31/08/01**
Paid -			
6 months ended 31 December 2000	6,706,863	3.224	28/02/01
6 months ended 30 June 2000	5,901,121	2.837	31/08/00

As required by the Constitution, the following information is provided:

	30/06/01 Cents/unit	30/06/00 Cents/unit
(i) Gross earnings	**8.465**	6.173
(ii) Operating profit (before the Manager's fee)	**4.999**	3.292
(iii) Operating profit (after the Manager's fee)	**4.801**	3.083

As required by Accounting Standard AASB1027, earnings per unit are as follows:

Basic earnings per unit	**4.801**	3.083

Weighted average number of units on issue used in the calculation of basic earnings per unit is 208,002,863 (30/06/00 - 208,002,863)

As the Trust does not hold any other securities that have the potential of being converted to ordinary units, the diluted earnings per unit is not materially different from the basic earnings per unit.

SEA WORLD PROPERTY TRUST
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
7. Receivables			
Current			
Amounts owing by related parties:			
- the operator of Sea World	**333**	2,637	883
- the operator of Warner Bros. Movie World	**284**	988	237
- Sea World Nara International Pty Limited	**856**	856	856
Sundry debtors and prepayments	**742**	1,730	674
	2,215	6,211	2,650
8. Other Current Assets			
Deferred loss on termination of interest rate hedge	**112**	-	-
Accumulated amortisation	-	-	-
	112	-	-
9. Investments			
Investment properties			
- at directors' valuation 2001 (refer Note 2(c))	**156,196**	-	-
- at independent valuation 2000	-	167,739	167,739
- subsequent disposals	-	-	-
	156,196	167,739	167,739
- subsequent additions - at cost	-	192	-
	156,196	167,931	167,739
- capital works in progress - at cost (refer Note 2(d))	**1,091**	7,637	3,380
	157,287	175,568	171,119
Investments accounted for using the equity method			
- unlisted shares in Sea World Nara International Pty Limited (refer Note 22)	**12,874**	12,417	12,045

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
10. Plant and Equipment			
Plant and equipment			
- at directors' valuation 2001 (refer Note 2(c))	**36,942**	-	-
- at independent valuation 2000	-	34,545	34,545
Accumulated depreciation	-	(3,437)	-
	36,942	31,108	34,545
- subsequent additions - at cost	-	2,220	-
Accumulated depreciation	-	(353)	-
	-	1,867	-
	36,942	32,975	34,545
Marine mammals - at cost (refer Note 2 (i))	**1,956**	1,466	1,466
Accumulated depreciation	**(245)**	-	-
	1,711	1,466	1,466
	38,653	34,441	36,011

Reconciliations

Reconciliations of the carrying amount of plant and equipment, and marine mammals at the beginning and end of the current and previous financial period.

Plant and equipment	
Carrying amount at beginning	**34,441**
Additions	**8,284**
Disposals	**(11)**
Depreciation expense	**(4,061)**
	38,653

Certain assets are pledged as security for bank loans – (refer to Note 13).

11. Intangibles

Loan establishment costs

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Expenditure incurred in relation to the establishment of loan facilities for the Trust - at cost (refer Note 13)	**218**	218	218
Accumulated amortisation	**(206)**	(200)	(194)
	12	18	24

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
12. Other Non-Current Assets			
Copyright assignment - at cost	**3,715**	3,715	3,715
Accumulated amortisation	**(3,130)**	(2,931)	(2,729)
	585	784	986
13. Accounts Payable and Interest Bearing Liabilities			
Current			
Accounts payable			
Amounts owing to related parties:			
- the operator of Sea World	**250**	1,459	326
- Warner Bros. International Recreation Enterprises	**-**	1	-
- Sea World Management Limited	**9**	-	-
Distribution payable	**10,919**	6,707	5,901
Sundry creditors and accrued expenses	**596**	473	499
	11,774	8,640	6,726
Interest Bearing Liabilities			
Bank loans – secured	**2,500**	2,500	2,500
Bank loans – unsecured	**-**	10,000	10,000
	2,500	12,500	12,500
Non-Current			
Interest Bearing Liabilities			
Bank loans - secured	**11,667**	14,167	14,167
Bank loans – unsecured	**10,000**	-	-
	21,667	14,167	14,167

An unsecured bank loan of $10.0 million exists as at 30 June 2001 (31/12/00 - $10.0 million; 30/06/00 - $10.0 million). The effective interest rate applicable to this loan is 5.03% (31/12/00 – 6.33%; 30/06/00 – 6.32%).

A further bank loan of which the Trust's one-third share totals $14.2 million (31/12/00 - $16.7 million; 30/06/00 - $16.7 million) has been provided to Warner Bros. Movie World Holdings and is secured by a registered first mortgage over land and buildings comprising Warner Bros. Movie World, Warner Roadshow Movie World Studios and Wet 'n' Wild; a fixed and floating charge over the assets of Warner Bros. Movie World Holdings and Warner Bros. Movie World Enterprises and a limited guarantee by Warner Bros. Movie World Enterprises. This loan is subject to a repayment program through to 31 May 2005. The effective interest rate applicable to this loan is 5.88% (31/12/00 – 6.51%; 30/06/00 – 6.51%).

All bank loans (which consist of commercial bills) are carried at a principal amount with interest being paid in advance.

		30/06/01	31/12/00	30/06/00
		$'000	$'000	$'000
14.	**Amounts Receivable in Foreign Currencies**			
	Australian dollar equivalent of amounts receivable/(payable) in foreign currency not effectively hedged:			
	Amount receivable/(payable) in US dollars - Current	-	(1)	-

15. Units Issued

(a) units at issue price

	30/06/01	31/12/00	30/06/00
Number of units: 208.0 million (31/12/00 - 208.0 million; 30/06/00 - 208.0 million)	**105,655**	105,655	105,655

(b) the net tangible assets of the Trust totalled $187.9 million (31/12/00 - $200.6 million; 30/06/00 - $199.9 million);

(c) the Current Unit Value for each unit as defined in the Constitution, which is equivalent to the net tangible asset backing (at book value) of each unit is $0.90 (31/12/00 - $0.96; 30/06/00 - $0.96);

(d) the maximum number of units permitted under the Constitution is 240.0 million units (31/12/00 - 240.0 million units; 30/06/00 - 240.0 million units); and

(e) the Responsible Entity did not hold any units in the Trust either directly or beneficially (31/12/00 - Nil; 30/06/00 - Nil).

16. Asset Revaluation Reserve

(a) Nature and purpose of the reserve
The asset revaluation reserve is used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay distributions in limited circumstances.

(b) Movements in reserve

	30/06/01	31/12/00	30/06/00
	$'000	$'000	$'000
Asset revaluation account			
Balance at the beginning of the period	**88,328**	125,807	125,807
Net decrease on revaluation of Authorised Investments as at 30 June 2001 (refer Note 2(c))	**(11,737)**	-	-
Net decrease on revaluation of Authorised Investments as at 1 June 2000	-	(30,335)	(30,335)
Share of post-acquisition movements in reserves of associates	-	(7,144)	(7,144)
	76,591	88,328	88,328
Asset realisation account	**3**	3	3
Balance at end of the period	**76,594**	88,331	88,331

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
17. Undistributed Income Account			
(a) **Nature and purpose of the account** The undistributed income account consists of carried forward profits that have not been distributed as a distribution or transferred to a reserve.			
(b) **Movements in the Undistributed Income Account**			
Balance at beginning of the period	**6,630**	5,465	5,465
Transfer from Distribution Statement of adjustments to determine "Net Income of the Trust Fund"	**(934)**	1,165	512
Balance at end of the period	**5,696**	6,630	5,977
18. Commitments and Contingent Liabilities			
(a) Capital expenditure commitments, not including Warner Bros. Movie World, payable within one year	**871**	2,235	5,670
(b) Capital expenditure commitments of associated companies, payable within one year	**903**	1,974	-

(c) Pursuant to the terms of the Warner Bros. Movie World agreements, all contracts shall, wherever practicable, provide for the liabilities of the parties to be several. Where, for any reason, a contract must involve joint and several liability, each party indemnifies the others.

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
One-third share of capital expenditure commitments of Warner Bros. Movie World, payable within one year	**133**	855	1,558

(d) Future rental commitments under the provisions of the long term lease agreement for the property on which Sea World and Sea World Nara Resort have been constructed, including a portion of the seabed adjoining the property, are determined at regular intervals. Under the terms of the lease agreement the following rentals are payable:

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Within one year	**1,655**	1,641	1,563
1 - 2 years			1,641
>2 - 5 years (refer note below)			

As at 30 June 2001 amounts payable beyond one year are unable to be determined, as future annual rent is subject to a determination by the Minister for Natural Resources.

19. Statement of Operations

The Trust operates exclusively in one industry segment in Australia, being the tourism industry. It is the owner and lessor of Sea World and the joint owner and lessor as tenant-in-common of Warner Bros. Movie World. Through its investment in Sea World Nara International Pty Limited, the Trust is also the joint owner and lessor of Sea World Nara Resort.

20. Notes to the Statement of Cash Flows

(a) **Reconciliation of Operating Profit to Net Cash Provided by Operating Activities**	**30/06/01 $'000**	30/06/00 $'000
Operating profit	**9,985**	6,413
Add/(less) non-cash items:		
Amortisation	**205**	219
Depreciation	**4,061**	3,594
Net loss/(profit) on disposal of plant and equipment	**(22)**	9
Write off of capital expenditure	**752**	-
Share of associates' net profit		
- Sea World Nara International Pty Limited	**(457)**	(450)
Net cash provided by operating activities before change in assets and liabilities	**14,524**	9,785
Change in assets and liabilities accounts:		
Decrease in amount owing by the operator of Sea World	**2,304**	2,060
Decrease in amount owing by the operator of Warner Bros. Movie World	**704**	2,884
Decrease in sundry debtors, prepayments	**833**	628
Increase/(Decrease) in sundry creditors and accrued expenses	**(20)**	32
Increase in GST payable to Australian Taxation Office	**309**	-
Net cash provided by operating activities	**18,654**	15,389

(b) Financing Facilities

Sea World Property Trust has a bank bill acceptance and discount facility totalling $25.0 million (refer Note 13). At 30 June 2001 the unused balance of this facility was $15.0 million (31/12/00 - $15.0 million; 30/06/00- $15.0 million) which is available to be utilised for the development of new Sea World attractions.

The drawn down component of the Sea World Property Trust bank bill acceptance and discount facility being $10.0 million was rolled over 2 times during the period resulting in a net cash flow of nil. The Trust's one-third share of the Warner Bros. Movie World Holdings facility was also rolled over 2 times during the period resulting in a net cash outflow of $2.5 million being a part repayment under the facility (refer Statement of Cash Flows).

21. Related Parties

(a) The names of each person who held the position of Director of Sea World Management Limited during the period are:

P T Jackman (Chairman)
G W Burke
P E Foo
P A Graham
D A Hettler
J R Kirby
S E Reisenbach
J D Witheriff
G Basser (Alternate for J R Kirby)
S L Driscoll (Alternate for P E Foo)
P S Leggo (Alternate for G W Burke)
W S Prentice (Alternate for S E Reisenbach)
S Ross (Resigned 28/02/01)

	30/06/01 Number	30/06/00 Number
The number of Directors of Sea World Management Limited, whose income during the period in connection with the management of the Trust falls within the following bands is:		
$ 0 - $ 9,999	**10**	12
$ 10,000 - $ 19,999	**2**	2
$ 20,000 - $ 29,999	**-**	-
$ 30,000 - $ 39,999	**-**	-
$ 40,000 -$ 49,999 -		1
Income paid or payable, or otherwise made available, in respect of the period, to all Directors of Sea World Management Limited, directly or indirectly, by the entity or any related party	**$68,000**	$20,000

Directors fees are paid by Sea World Management Limited and not from Trust funds.

(b) The following related party transactions occurred during the period:

Transactions with associated company:

Sea World Nara International Pty Limited, the company which owns the leasehold of Sea World Nara Resort and in which the Trust has a 50% shareholding of ordinary shares has amounts due to its shareholders in respect of interest and dividends. These amounts, the Trust's share of which is shown in note 7, are regarded as current, are unsecured and do not bear interest.

Transactions with other related parties:

Sea World Management Limited receives management fees from the Trust in accordance with the Constitution at the rate of 0.35% of the Total Tangible Assets of the Trust (refer Note 3) and is entitled to be reimbursed at cost, in accordance with the Constitution, for expenses incurred by it on behalf of the Trust directly related to the management of the Trust's assets and operations. During the period Nil was reimbursed (30/06/00 - $445). At 30 June 2001 an amount of $9,169 is payable by the Trust (30/06/00 - Nil).

Sea World Enterprises pays rental to the Trust consisting of a base rental of $522,150 (30/06/00 - $474,684) and an additional rental of $12,326,193 (30/06/00 - $7,964,246) equal to the operating profit of Sea World less 2% of the gross revenue and 5% of the net profit after deduction of the above-mentioned 2% (refer Note 2(a)). Sea World Enterprises is also reimbursed by the Trust for development and capital costs incurred on the Trust's behalf (refer Note 13). At 30 June 2001 an amount of $332,761 is receivable by the Trust for

21. Related Parties (Continued)

Warner Bros. Movie World Enterprises pays rental (the Trust receives a one-third share) consisting of a base rental of $105,240 (30/06/00 - $98,356) and an additional rental of $3,935,705 (30/06/00 - $3,581,767) equal to the operating profit of Warner Bros. Movie World less 3% of the gross revenue and 10% of the net profit after deduction of the above-mentioned 3% (refer Note 2(a)) and also makes calls on the Trust for its one-third share of development and capital costs (refer Note 7). At 30 June 2001 the Trust's share of outstanding rent is $284,513 (30/06/00 - $237,025).

22. Investment in Associated Company

The Trust's accounting policy in respect of investments in associates is disclosed in Note 2(g).

(a) Name and Ownership

The associated company accounted for by the equity method of accounting is Sea World Nara International Pty Limited in which Sea World Property Trust holds 50% (30/06/00 - 50%) of the ordinary shares, but does not exercise control.

(b) Principal Activities of Associated Companies

Sea World Nara International Pty Limited sub-leases from Sea World Property Trust the area of land occupied by Sea World Nara Resort. The resort is on-leased to the hotel operator.

(c) Balance Date

The financial year end of Sea World Nara International Pty Limited is 30 June.

(d) Share of associates' profits/(losses)

	30/06/01 $'000	30/06/00 $'000
Share of associates' operating profit/(loss) before income tax	**(49)**	58
Adjusted for:		
- depreciation of leasehold land, buildings and leasehold improvements	**506**	392
- income tax expense (benefit) attributable to operating profits	-	-
Share of associates' net profit	**457**	450

Sea World Property Trust's share in the retained profits and reserves of associated companies is not available for payment of distributions to unit holders of Sea World Property Trust until such time as those profits and reserves are distributed by the associated companies.

(e) Carrying amount of investments in associates

	30/06/01 $'000	30/06/00 $'000
Balance at the beginning of financial period	**12,417**	18,739
- share of associates' net profit for the financial period	**457**	450
- share of revaluation decrement	-	(7,144)
Balance at the end of financial period	**12,874**	12,045

	30/06/01 $'000	30/06/00 $'000
22. Investment in Associated Company (Continued)		
(f) The Trust's share of the assets and liabilities of Sea World Nara International Pty Limited		
Current assets	**349**	684
Non-current assets	**24,770**	23,449
Current liabilities	**(874)**	(1,044)
Non-current liabilities	**(11,134)**	(10,875)
Net assets	**13,111**	12,214
Less post acquisition dividend	**237**	237
Share of associates' net assets	**12,874**	11,977
(g) Amount of undistributed income of the Trust attributable to associates	**(1,351)**	(2,179)
(h) Amount of reserves of the Trust attributable to associates	**2,824**	2,824

(i) The Trust's share of associates' commitments and contingent liabilities is disclosed in Note 18

23. Interest in Business Undertaking - Warner Bros. Movie World

The contribution to the operating profit of the Trust for the six months ended 30 June from Warner Bros. Movie World is shown below.

	30/06/01 $'000	30/06/00 $'000
Rental received or due and receivable from the operator of Warner Bros. Movie World	**4,041**	3,680
Sundry revenue	**-**	9
Interest received or due and receivable	**67**	75
Profit from sale of plant and equipment	**25**	-
Gross expenses of the business undertaking	**(2,967)**	(2,604)
Operating profit	**1,166**	1,160
Gross Expenses		
Amortisation of copyright assignment costs	**199**	193
Depreciation of plant and equipment	**1,796**	1,761
Borrowing costs	**555**	586
Capital write offs	**451**	-
Land tax	**(38)**	39
Other expenses	**4**	25
	2,967	2,604

Brought to account as part of the assets and liabilities of the Trust as at 30 June 2001 are the items below which comprise:

- the Trust's one-third share of each of the assets and liabilities of the business undertaking. This information has been extracted from the financial statements of the business undertaking as at 30 June 2001 and adjusted to ensure consistency with accounting policies employed by the Trust, and
- assets employed and liabilities incurred directly by the Trust in connection with its interest in Warner Bros. Movie World.

These assets have been adjusted to reflect the valuation of the Authorised Investments of the Trust as at 30 June 2001

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
23. Interest in Business Undertaking - Warner Bros. Movie World (Continued)			
Current Assets			
Cash	**1,704**	931	1,098
Receivables			
Amount owing by related parties:			
- the operator of Warner Bros. Movie World	**285**	988	237
- Sundry debtors and prepayments	**423**	412	539
Total Current Assets	**2,412**	2,331	1,874
Non-Current Assets			
Investments			
Investment property – at directors' valuation 2001	**38,164**	-	-
Investment property – at independent valuation 2000	-	35,060	35,060
Subsequent additions – at cost	-	167	-
Capital works in progress - at cost	**300**	1,782	1,989
	38,464	37,009	37,049
Plant and equipment – at directors' valuation 2001	**14,474**	-	-
Plant and equipment – at independent valuation 2000	-	15,081	15,081
Accumulated depreciation	-	(1,627)	-
	14,474	13,454	15,081
Subsequent additions - at cost	-	1,475	-
Accumulated depreciation	-	(195)	-
	-	1,280	-
Plant and equipment at written down value	**14,474**	14,734	15,081
Other	**697**	784	986
Total Non-Current Assets	**53,635**	52,527	53,116
Total Assets	**56,047**	54,858	54,990

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
23. Interest in Business Undertaking - Warner Bros. Movie World (Continued)			
Current Liabilities			
Accounts payable			
Amounts owing to related parties:			
- Warner Bros. International Recreation Enterprises	-	1	-
Sundry creditors and accrued expenses	80	292	349
Interest-bearing Liabilities			
Bank loans - secured	2,500	2,500	2,500
Total Current Liabilities	2,580	2,793	2,849
Non-Current Liabilities			
Interest-bearing Liabilities			
Bank loans - secured	11,667	14,167	14,167
Total Non-Current Liabilities	11,667	14,167	14,167
Total Liabilities	14,247	16,960	17,016
Net Assets	41,800	37,898	37,974

24. Financial Instruments

(a) Terms, conditions and accounting policies

Recognised Financial Instruments	Balance Sheet Notes	Accounting Policies	Terms and Conditions
(i) Financial assets			
Receivables - related parties/entities	7	Amounts (other than trade debts) receivable from related parties/entities are carried at nominal amounts due.	Details of the terms and conditions are set out in Note 21. Related party receivables are on 30 day terms unless otherwise specified in Note 21.
(ii) Financial liabilities			
Sundry creditors and accruals	13	Liabilities are recognised for amounts to be paid in the future for goods and services rendered prior to balance date.	Trade liabilities are normally settled on 30 day terms.
Accounts payable – related party/entity	13	Transactions with related parties are carried at the principal amount.	Details are set out in Note 21. Related party payables are normally settled on 30 day terms.
(iii) Unrecognised financial instruments			
Interest rate swap		Warner Bros. Movie World Holdings has entered into an interest rate swap arrangement that is used to convert the variable interest rate of its borrowings to medium-term fixed interest rates. The swap has been entered into with the objective of reducing the risk of rising interest rates. It is Sea World Property Trust's policy not to recognise the one-third of such interest rate swaps in the financial statements. Net receipts and payments are recognised as an adjustment to interest expense.	At balance date, Warner Bros. Movie World Holdings had an interest swap arrangement of which the Trust's one-third share amounts to $6.67 million (31/12/00 - $6.67 million; 30/06/00 - $6.67 million on which it pays 6.78% (31/12/00 – 6.78%; 30/06/00 – 6.78%) and receives the Bank Bill Swap Rate (BBSW) calculated on the notional amount. The swap is used to protect part of the secured loan from increasing interest rates. The swap in place covers approximately % (31/12/00 – 40%; 30/06/00 – 40%) of the loans outstanding at balance date. The swap agreement expires on 31 May 2002.

SEA WORLD PROPERTY TRUST
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

24. **Financial Instruments (Continued)**

(a) Terms, conditions and accounting policies (Continued)

Unrecognised Financial Instruments	Balance Sheet Notes	Accounting Policies	Terms and Conditions
(iii) Unrecognised financial instruments (Continued)			
Interest rate collar		Warner Bros. Movie World Holdings had previously entered into an interest rate collar arrangement with the objective of reducing the risk of fluctuating interest rates. It is Sea World Property Trust's policy not to recognise its one-third of the interest rate collars in the financial statements.	On 29 June 2001, Warner Bros. Movie World Holdings terminated an interest rate collar arrangement of which the Trust's one-third share was $6.67 million (31/12/00: $6.67 million, 30/06/00: $6.67 million), and subject to a floor of 6.33% and a cap of 8.00%. The collar in place previously covered 47% (31/12/00: 40%, 30/06/00: 40%) of the loans outstanding at balance date.
(iv) Hedging instruments			
Foreign exchange contract		Warner Bros. Movie World Holdings had previously entered into a forward exchange contract designed as a hedge of the final payment for the purchase of the Roadrunner Rollercoaster made during the 1st quarter of 2001 denominated in Netherland Dutch Guilders.	At balance date, no foreign exchange contract was in place (31/12/00 – NLG15,273, at an effective exchange rate of NLG$1.40).

24. Financial Instruments (Continued)

(b) Net fair values

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities.

Recognised financial instruments

Cash, cash equivalents and short term investments - the carrying amount approximates fair value because of their short term to maturity.

Trade and related party receivables and payables - the carrying amount approximates fair value.

Distribution payable - the carrying amount approximates fair value.

Bank loans - the carrying amount approximates fair value because of their short term to maturity as these commercial bills are rolled over regularly.

Unrecognised financial instruments

Interest rate swap arrangement - the fair value of the interest rate swap is determined as the market value of the swap arrangements as at balance date. The net fair value of the interest rate swaps in place at balance date is Nil (31/12/00 - $124,371; 30/06/00 – Nil).

Interest rate collar arrangement – the fair value of the interest rate collar arrangement is determined as the market value of the collar arrangement as at balance date. The net fair value of the interest rate collar in place at balance date is Nil (31/12/00 – $111,938; 30/06/00 – $36,416).

(c) Credit risk exposure

The trust's maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position.

In relation to unrecognised financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The trust's maximum credit risk exposure in relation to these is as follows:

Interest rate swap arrangement - which is limited to the net fair value of the swap arrangement at balance date, being Nil (31/12/00 - $124,371; 30/06/00 - Nil).

Interest rate collar arrangement - which is limited to the net fair value of the collar arrangement at balance date, being Nil (31/12/00 – 111,938; 30/06/00 - $36,416).

Forward exchange contract – the full amount of the foreign currency that will be required to be paid when settling the forward exchange contract, should the counterparty not pay the currency it is committed to deliver. At balance date the net amount is Nil (31/12/00 – A$10,800; 30/06/00 - Nil).

SEA WORLD PROPERTY TRUST
DIRECTORS' DECLARATION

In accordance with a resolution of the Board of Directors of Sea World Management Limited, the Responsible Entity of Sea World Property Trust, the Directors declare that:

1. In the opinion of the Directors:

   (a) the financial statements and notes of the Trust, are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the Trust's financial position as at 30 June 2001 and of its performance for the six months ended on that date; and

      (ii) complying with Accounting Standards and the Corporations Regulations 2001; and the Trust's Constitution

   (b) there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable.

On behalf of the Board

P T Jackman
Chairman

P A Graham
Director

Gold Coast
31 August 2001

SEA WORLD PROPERTY TRUST
INDEPENDENT AUDIT REPORT TO THE UNIT HOLDERS

Scope

We have audited the financial report of Sea World Property Trust for the half-year ended 30 June 2001, as set out on pages 8 to 32, including the Directors' Declaration. The directors of Sea World Management Limited, "the responsible entity" of Sea World Property Trust are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the unitholders of the Trust.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements, Trusts' Constitution and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the Trust's financial position and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Sea World Property Trust is in accordance with:

(a) the Corporations Act 2001 including:

    (i) giving a true and fair view of the Trust's financial position as at 30 June 2001, and its performance for the half-year ended on that date; and

    (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements and the Trust's Constitution.

Ernst & Young

M J Hayward
Partner

Gold Coast
Date 31 August 2001

SEA WORLD PROPERTY TRUST
DIRECTORY

Responsible Entity of the Trust
Sea World Management Limited
Sea World Drive
MAIN BEACH QLD 4217
Tel: (07) 5588 2222
Fax: (07) 5591 7603
E-mail: swpt@seaworld.com.au

Directors of the Responsible Entity
Patrick Terence Jackman (Chairman)
Graham William Burke
Peter Edwin Foo
Peter Allan Graham
David Arnas Hettler
John Ross Kirby
Sanford Reisenbach
John Denis Witheriff
William Stewart Prentice (Alternate)
Greg Basser (Alternate)
Shaun Lewis Driscoll (Alternate)
Philip Sidney Leggo (Alternate)

Secretary of the Responsible Entity
Graham Edward McHugh

Operator of Sea World
Sea World Enterprises
Sea World Drive
MAIN BEACH QLD 4217

Operator of Sea World Nara Resort
Sea World Nara Resort
Sea World Drive
MAIN BEACH QLD 4217

Operator of Warner Bros. Movie World
Warner Bros. Movie World Enterprises
Warner Bros. Movie World
Pacific Highway
OXENFORD QLD 4210

Trust Auditor
M J Hayward
Ernst & Young
Seabank Building
Marine Parade
SOUTHPORT QLD 4215

Compliance Auditor
P M Glenny
Ernst & Young
Waterfront Place
1 Eagle Street
BRISBANE QLD 4000

Stock Exchange Listing
Australian Stock Exchange Limited
Home Exchange – Brisbane

Unit Registry
Computershare Investor Services Pty Ltd
Central Plaza One
Level 27
345 Queen Street
BRISBANE QLD 4000
Freecall: 1800 684 187
Fax: (07) 3229 9860
Website: www.computershare.com.au

Complaints Resolution Scheme
Financial Industry Complaints Service Limited
31 Queen Street
MELBOURNE VIC 3000
Toll free number – 1800 335 405

ACCEPTANCE FORM

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH IT, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Offer by Warner Sea World Units Pty Ltd ABN 82 056 225 015 and DEG Holdings Pty Ltd ABN 90 003 124 221 ('Bidders') for Units in the Sea World Property Trust ARSN 092 492 094 ('Trust')

Name and Address	*BARCODE*
	HTC ***X***

Security Reference Number/Holder Identification Number	Sub-register	No. of units held	Consideration due if you accept
			$

If your name, address, shareholding or consideration details ares incorrect, please amend and initial the changes

2. UNITS HELD ON THE CHESS SUBREGISTER:

Note: If you hold all of your Units on the sub-register maintained by the Trust, go straight to Section 3.

To accept this Offer you must:

a) Call your broker or other CHESS sponsor with instructions to accept the Offer (in this case, you can give instructions by telephone and need not return this form); or

b) If you are unable to instruct your broker or other CHESS sponsor and you want us to contact them on your behalf, write their details here and sign and return this form.

Broker details for CHESS sub-register only:

Name:..

Address:..

3. SIGN HERE

I/we accept the Offer made by the Bidders in respect of all the ordinary units in the Trust. I/we hold my/our Trust units and I/we agree to be bound by the terms of the Offer and (on the terms and conditions of the Offer) transfer all my/our Trust units to the Bidders for the above consideration.

If I/we have a CHESS Holding, I/we authorise Computershare Investor Services Pty Limited to instruct my/our broker (or other CHESS sponsor) to start acceptance of the Offer in accordance with the SCH Business Rules and take all other necessary steps under those rules to accept the Offer, and request and authorise my/our broker (or other CHESS sponsor) to accept the Offer for my/our Trust units.

If you sign this form under a power of attorney, you must send a certified copy of the power of attorney with this form. For a deceased estate, the executors or administrators must sign and enclose a certified copy of the probate or letters of administration, unless they have already been produced to the Trust.

Individual or joint Trust unit holders. Each unit holder must sign.

Companies. Companies must execute this form in any way allowed by law.

Individual or Unit holder 1	Unit holder 2	Unit holder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Return this form by 5pm (Melbourne time) on Monday 4 February 2002 or, if the Offer Period is extended, by the closing date of the Offer.

HOW TO ACCEPT THIS OFFER

1. Read the Bidders' Statement carefully; and
2. Complete and return your Acceptance Form by 5:00pm (Melbourne time) on Monday 4 February 2002 or, if the Offer Period is extended, by the closing date of the Offer. We will take care of the rest - you don't even have to worry about transaction costs or fees. If your Trust units are held on the CHESS Subregister, it's even easier to accept the Offer - just call your broker.

Please provide your contact name, telephone number and email address so that you may be contacted if necessary:

Contact Person: PH: (......)..

.... Email address ....

HOW TO COMPLETE YOUR ACCEPTANCE FORM

Section 1 - Check your details are correct

You can write any corrections on this form.

If you have already sold your Trust units shown here, do not keep or return this form, please send it to the broker who sold them for you.

Section 2 - Write your Broker's details

If your Trust units are held on the CHESS Subregister, call your broker or other CHESS Sponsor (you do not need to return this form). Alternatively, if you are unable to instruct your broker or other CHESS Sponsor and you want us to contact them for you, write their details in section 2(b) of the Acceptance Form.

If your Trust units are held on the Issuer Subregister, you don't need to complete section 2(b) of the Acceptance Form.

Section 3 - Sign and return the form

Please ensure that your Acceptance Form has been properly signed.

- All joint holders must sign.
- Companies must sign in accordance with their Constitution. Two Directors must sign or a Director and Secretary, or sole Director and sole Secretary. The common seal must also be affixed if required by the Constitution.
- If the document is signed by an Attorney, a certified copy of the Power of Attorney must accompany the Acceptance Form.
- For a deceased estate, the Executors or Administrator must sign and enclose a certified copy of the Probate or Letter of Administration.

Note: A certified copy of a document is a photocopy that has been attested as a true copy of the original by a person authorised to do so in your State or Territory.

You can return your Acceptance Form by mail or deliver it to:

Computershare Investor Services Pty Limited

Delivery Address	**Postal Address**
Level 12, 565 Bourke Street	GPO Box 52A
Melbourne Victoria 3000	Melbourne, Victoria 3001
AUSTRALIA	AUSTRALIA

Your Acceptance Form must be received (at this address or at the Post Office box) by 5 pm (Melbourne time) on Monday 4 February 2002 or, if the Offer Period is extended, by the closing date of the Offer.

FOR FURTHER INFORMATION

Need help deciding what to do?	Contact your financial or legal adviser.
Need help to fill out this form?	Call Computershare Investor Services Pty Limited between 9:00am and 5:30pm (Melbourne time) on (03) 9615 5970
Need information on your Trust unit holding?	Call Computershare Investor Services Pty Limited between 9:00am and 5:30pm (Melbourne time) on (03) 9615 5970



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

DATE : 21 December 2001

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 4

02 FEB -5 AM 8:01

BRIEF SUMMARY OF CONTENTS:

Form 604 Change of interests of Substantial Holder for SWD

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972

Form 604

Corporations Law

Section 671B

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Notice of change of interests of substantial holder

To Company Name/Scheme: Sea World Property Trust

ACN/ARSN: 092 492 094

1. **Details of substantial holder (1)**

Name: **DEG Holdings Pty Ltd ACN 003 124 221, Village Roadshow Limited ACN 010 672 054, Village Roadshow Corporation Limited ACN 004 318 610, Warner Sea World Units Pty Ltd ACN 056 225 015, Time Warner Entertainment Company, L.P. Group, and AOL Time Warner Inc. Group**

ACN/ARSN (if applicable): (refer above)

There was a change in the interests of the substantial holder on: 21 December 2001

The previous notice was given to the company on: 23 July 2001

The previous notice was dated: 23 July 2001

2. **Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary units	177,903,333	85.53 %	178,277,115	85.71 %

3. **Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class & number of securities affected	Person's votes affected
Refer Annexure A	Village Roadshow Corporation Limited	Refer Annexure A	Refer Annexure A	Ordinary 178,277,115	85.71 %
Refer Annexure A	Village Roadshow Limited	Refer Annexure A	Refer Annexure A	Ordinary 178,277,115	85.71 %
Refer Annexure A	DEG Holdings Pty Ltd	Refer Annexure A	Refer Annexure A	Ordinary 178,277,115	85.71 %
Refer Annexure A	AOL Time Warner Inc. Group	Refer Annexure A	Refer Annexure A	Ordinary 178,277,115	85.71 %
Refer Annexure A	Time Warner Entertainment Company, L.P. Group	Refer Annexure A	Refer Annexure A	Ordinary 178,277,115	85.71 %
Refer Annexure A	Warner Sea World Units Pty Ltd	Refer Annexure A	Refer Annexure A	Ordinary 178,277,115	85.71 %

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer Annexure A	DEG Holdings Pty Ltd	DEG Holdings Pty Ltd	Refer Annexure A	Refer Annexure A	42.85 %
Refer Annexure A	Warner Sea World Investments Pty Ltd	Warner Sea World Investments Pty Ltd	Refer Annexure A	Refer Annexure A	42.85 %

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Nil	Not applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Village Roadshow Corporation Limited	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
Village Roadshow Limited	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
DEG Holdings Pty Ltd	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
AOL Time Warner Inc. Group	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522
Time Warner Entertainment Company, L.P. Group	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522
Warner Sea World Units Pty Ltd	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522

Signature

print name	Shaun Lewis Driscoll	capacity	Agent of Substantial Holders
sign here		date	21 December 2001

THIS IS ANNEXURE A OF 1 PAGE REFERRED TO IN ASIC FORM 604
NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER
DATED 21 DECEMBER 2001

Paragraph 3 – Nature of Change in Relevant Interest

1. On 27 April 2001 DEG Holdings Pty Ltd ACN 003 124 221 ('**DEG**') and Warner Sea World Units Pty Ltd ACN 006 225 015 ('**WBUnits**') issued a Bidders' Statement to all unit holders of the Sea World Property Trust ('**Trust**') (except DEG and WBUnits) offering $0.72 per unit for all units in the Trust, which was varied to $0.82 per unit on 11 May 2001 ('the **Previous Offer**').

2. The date and nature of the change in the Substantial Holders' interests in the Trust relates to valid acceptances of the Previous Offer received by the Substantial Holders for the period from the last Substantial Holders' Notice to the date of the close of the Previous Offer.

3. On 21 December 2001 DEG and WBUnits issued an unconditional Bidders' Statement to all unit holders in the Trust offering $0.90 per unit for all units in the Trust (' the **Offer**').

Paragraph 4 – Present Relevant Interests

1. On 2 July 1992, DEG and WBUnits entered into a Unitholders' Agreement (the '**Agreement**'). Pursuant to the Agreement the parties agreed to exercise the voting rights attaching to the units held by each of them respectively in the Trust as a block, with the intention that all voting rights of the units held by them would at all times be exercised identically. Pursuant to the Agreement, each party also granted to the other pre-emptive rights in respect of the other's units in the Trust. A true and complete copy of the Agreement was lodged with Form 603 Notice of initial substantial holder dated 12 April 2001. Therefore each of DEG and WBUnits holds a relevant interest under section 608 of the Corporations Act in a total of 178,277,115 units either as the holder of units in the Trust or by reason of it holding the power to exercise, or to control the exercise of, the right to vote or dispose of units in the Trust.

2. DEG is a wholly owned subsidiary of Village Roadshow Limited. Village Roadshow Corporation Limited holds in excess of the prescribed percentage (20%) of Village Roadshow Limited. As a consequence, both Village Roadshow Limited and Village Roadshow Corporation Limited have the same relevant interest in the Trust units as DEG.

3. WBUnits is a wholly owned subsidiary of Time Warner Entertainment Company, L.P. AOL Time Warner Inc. owns 74.49% of Time Warner Entertainment Company, L.P. through two of its wholly owned subsidiaries. As a consequence, both AOL Time Warner Inc. Group and Time Warner Entertainment Company, L.P. Group have the same relevant interest in the Trust units as WBUnits.

4. Each of WBUnits and DEG is also an associate of the other by reason of the entry by them into the Agreement for the purpose of controlling, or influencing, the conduct of the Trust's affairs.

5. The registered holders of the securities are DEG and WBUnits for 89,138,557 and 89,138,558 units respectively.



....
As agent for
DEG Holdings Pty Ltd
Village Roadshow Limited
Village Roadshow Corporation Limited
Warner Sea World Units Pty Ltd
AOL Time Warner Inc.
Time Warner Entertainment Company, L.P.

Name: Shaun Lewis Driscoll
Date: 21 December 2001



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

DATE : 2 January 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 41

02 FEB -5 AM 8:01

BRIEF SUMMARY OF CONTENTS:

Appendix 3X – Directors' Interests Notices x 8

Please fax ASX confirmation of announcement to: 61 3 9639 1540

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of appointment	12 August 1988

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
See attached

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
See attached	

Part 3 – Director's interests in contracts

Detail of contract	See attached
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ne of Director: **JOHN ROSS KIRBY**
ne of Company: **VILLAGE ROADSHOW LIMITED**
ne and Type of Security: **ORDINARY SHARES**

‹ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
age Roadshow Corporation Ltd	111,819,817	111,819,817	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
TAL		**111,819,817**			

‹ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	*Detail of Contract and Nature of Interest*
nberra Theatres Ltd	6,544,167	6,544,167	01-Jan-02		Control of voting rights and pre-emption rights *over the sale of shares*
TAL		**6,544,167**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

me of Director: JOHN ROSS KIRBY
me of Company: VILLAGE ROADSHOW LIMITED
me and Type of Security: A CLASS PREFERENCE SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
age Roadshow Corporation Ltd	6,906	6,906	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
st Gatoom Pty Ltd	300,000	300,000	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TAL		306,906			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

ıme of Director: JOHN ROSS KIRBY
ıme of Company: AUSTEREO GROUP LIMITED
ıme and Type of Security: ORDINARY SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
llage Roadshow Limited	240,625,094	240,625,094	01-Jan-02		Director and Shareholder of Village Roadshow Ltd
EG Holdings Pty Ltd	10,937,500	10,937,500	01-Jan-02		Wholly owned subsidiary of Village Roadshow Ltd.
DTAL		**251,562,594**			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
DTAL		**0**			

me of Director: JOHN ROSS KIRBY
me of Company: VILLAGE ROADSHOW CORPORATION LIMITED
me and Type of Security: ORDINARY SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R Kirby	5,320	5,320	01-Jan-02		
sitive Investments Pty Ltd	1,884,285	1,884,285	01-Jan-02		Director and shareholder of Positive Investments Pty Ltd
st Gatoom Pty Ltd	131,595	131,595	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TAL		2,021,200			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

me of Director: JOHN ROSS KIRBY
me of Company: VILLAGE ROADSHOW CORPORATION LIMITED
me and Type of Security: PREFERENCE SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Kirby	778	778	01-Jan-02		
ing Pty Ltd	689	689	01-Jan-02		Director and shareholder of Zuling Pty Ltd
st Gatoom Pty Ltd	2,892	2,892	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TAL		4,359			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of appointment	5 JULY 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
See attached

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
See attached	

Part 3 – Director's interests in contracts

Detail of contract	See attached
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ne of Director: ROBERT GEORGE KIRBY
ne of Company: VILLAGE ROADSHOW LIMITED
ne and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Kirby	1,000	1,000	01-Jan-02		
:hroad Pty Ltd	100,000	100,000	01-Jan-02		Director and shareholder of Wathroad Pty Ltd
age Roadshow Corporation Ltd	111,819,817	111,819,817	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
TAL		**111,920,817**			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
nberra Theatres Ltd	6,544,167	6,544,167	01-Jan-02		Control of voting rights and pre-emption rights over the sale of shares
TAL		**6,544,167**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

me of Director: ROBERT GEORGE KIRBY
me of Company: VILLAGE ROADSHOW LIMITED
me and Type of Security: A CLASS PREFERENCE SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G Kirby	167	167	01-Jan-02		
thoad Pty Ltd	100,000	100,000	01-Jan-02		Director and shareholder of Wathroad Pty Ltd
age Roadshow Corporation Ltd	6,906	6,906	01-Jan-02		Director and shareholder of Village Roadshow Corporation Ltd
st Gatoom Pty Ltd	300,000	300,000	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TAL		407,073			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

me of Director: ROBERT GEORGE KIRBY
me of Company: AUSTEREO GROUP LIMITED
me and Type of Security: ORDINARY SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
age Roadshow Limited	240,625,094	240,625,094	01-Jan-02		Director and shareholder of Village Roadshow Ltd
G Holdings Pty Ltd	10,937,500	10,937,500	01-Jan-02		Wholly owned subsidiary of Village Roadshow Ltd.
TAL		**251,562,594**			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		**0**			

me of Director: ROBERT GEORGE KIRBY
me of Company: VILLAGE ROADSHOW CORPORATION LIMITED
me and Type of Security: ORDINARY SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G Kirby	1,000	1,000	01-Jan-02		
sitive Investments Pty Ltd	1,884,285	1,884,285	01-Jan-02		Director and shareholder of Positive Investments Pty Ltd
st Gatoom Pty Ltd	131,595	131,595	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TAL		2,015,880			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

ne of Director: ROBERT GEORGE KIRBY
ne of Company: VILLAGE ROADSHOW CORPORATION LIMITED
ne and Type of Security: PREFERENCE SHARES

;ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
; Kirby	1,167	1,167	01-Jan-02		
;t Gatoom Pty Ltd	2,892	2,892	01-Jan-02		Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TAL		4,059			

;ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	*Detail of Contract and Nature of Interest*
TAL		0			

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of appointment	9 September 1988

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
See attached

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
See attached	

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Part 3 – Director's interests in contracts

Detail of contract	See attached
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ne of Director: GRAHAM WILLIAM BURKE
ne of Company: VILLAGE ROADSHOW LIMITED
ne and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
V Burke	2,400	2,400	01-Jan-02		
TAL		2,400			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

ECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
V Burke	2,000,000	2,000,000	01-Jan-02	$3.00	Expiring 30-Nov-07
V Burke	2,000,000	2,000,000	01-Jan-02	$4.00	Expiring 30-Nov-07
V Burke	2,000,000	2,000,000	01-Jan-02	$5.00	Expiring 30-Nov-07
TAL		6,000,000			

ne of Director: GRAHAM WILLIAM BURKE
ne of Company: VILLAGE ROADSHOW LIMITED
ne and Type of Security: A CLASS PREFERENCE SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
V Burke	1,390,400	1,390,400	01-Jan-02		
TAL		**1,390,400**			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		**0**			

ne of Director: GRAHAM WILLIAM BURKE
ne of Company: VILLAGE ROADSHOW CORPORATION LIMITED
ne and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
/ Burke	51,972	51,972	01-Jan-02		
vil Investments Pty Ltd	3,000	3,000	01-Jan-02		Director and shareholder of Burvil Investments Pty Ltd
TAL		54,972			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

ne of Director: GRAHAM WILLIAM BURKE
ne of Company: VILLAGE ROADSHOW CORPORATION LIMITED
ne and Type of Security: PREFERENCE SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
V Burke	1,746	1,746	01-Jan-02		
TAL		1,746			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER EDWIN FOO
Date of appointment	12 February 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Nil	

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

[1] See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER MERVYN HARVIE
Date of appointment	20 June 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
See attached

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
See attached	

Part 3 – Director's interests in contracts

Detail of contract	See attached
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ne of Director: PETER MERVYN HARVIE
ne of Company: VILLAGE ROADSHOW LIMITED
ne and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
dswood Pty Ltd	257,400	257,400	01-Jan-02		Director and shareholder of Braidswood Pty Ltd, held via Executive Option Plan.
Harvie	16,740	16,740	01-Jan-02		Held via Executive Option Plan
TAL		274,140			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

ne of Director: PETER MERVYN HARVIE
ne of Company: VILLAGE ROADSHOW LIMITED
ne and Type of Security: A CLASS PREFERENCE SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
l Harvie	48,480	48,480	01-Jan-02		Held via Executive Option Plan
l Harvie	200,000	200,000	01-Jan-02		Held via Executive Share Plan
TAL		**248,480**			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		**0**			

ne of Director: PETER MERVYN HARVIE
ne of Company: AUSTEREO GROUP LIMITED
ne and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Harvie	5,001	5,001	01-Jan-02		
Harvie	1,025,000	1,025,000	01-Jan-02		Held via Executive Share Plan
AL		**1,030,001**			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		**0**			

ıe of Director: PETER MERVYN HARVIE
ıe of Company: VILLAGE ROADSHOW CORPORATION LIMITED
ıe and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Harvie	250	250	01-Jan-02		Non beneficial holder. Held in trust for Positive Investments Pty Ltd
AL		250			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

Rule 3.19A.1

Appendix 3X

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WILLIAM JOHN CONN
Date of appointment	12 March 1992

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
See attached

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
See attached	

Part 3 – Director's interests in contracts

Detail of contract	See attached
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ne of Director: **WILLIAM JOHN CONN**
ne of Company: **VILLAGE ROADSHOW LIMITED**
ne and Type of Security: **ORDINARY SHARES**

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Conn	62,863	62,863	01-Jan-02		
vedon Pty Ltd	128,700	128,700	01-Jan-02		Director and shareholder of Clevedon Pty Ltd
TAL		**191,563**			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		**0**			

ne of Director: WILLIAM JOHN CONN
ne of Company: VILLAGE ROADSHOW LIMITED
ne and Type of Security: A CLASS PREFERENCE SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Conn	19,130	19,130	01-Jan-02		
edon Pty Ltd	1,133,889	1,133,889	01-Jan-02		Director and shareholder of Clevedon Pty Ltd
AL		1,153,019			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	D BARRY REARDON
Date of appointment	24 March 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
See attached

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
See attached	

Part 3 – Director's interests in contracts

Detail of contract	See attached
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ne of Director: D BARRY REARDON
ne of Company: VILLAGE ROADSHOW LIMITED
ne and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Reardon	10,000	10,000	01-Jan-02		
'AL		**10,000**			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
'AL		**0**			

ne of Director:	D BARRY REARDON
ne of Company:	VILLAGE ROADSHOW LIMITED
ne and Type of Security:	A CLASS PREFERENCE SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Reardon	8,552	8,552	01-Jan-02		
AL		8,552			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER DAVID JONSON
Date of appointment	24 January 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
See attached

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
See attached	

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Part 3 – Director's interests in contracts

Detail of contract	See attached
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ne of Director: PETER DAVID JONSON
ne of Company: VILLAGE ROADSHOW LIMITED
ne and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
ty Trustees Ltd	10,000	10,000	01-Jan-02		Held on behalf of J M Asset Management Account
AL		10,000			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

ne of Director: PETER DAVID JONSON
ne of Company: VILLAGE ROADSHOW LIMITED
ne and Type of Security: A CLASS PREFERENCE SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
ty Trustees Ltd	33,236	33,236	01-Jan-02		Held on behalf of PEJ Nominees Pty Ltd for the PEJ Nominees Superannuation Fund.
AL		33,236			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 4 January 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 2

BRIEF SUMMARY OF CONTENTS:

Bidders' statement sent out today for SWD

Please fax ASX confirmation of announcement to: 61 3 9639 1540



Warner Sea World Units Pty Ltd
(a wholly owned subsidiary of
Time Warner Entertainment Company, L.P.)



DEG Holdings Pty Ltd
(a wholly owned subsidiary of
Village Roadshow Limited)

4 January, 2002

Company Announcements Officer
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Off-market bid by DEG Holdings Pty Ltd ACN 003 124 221 and Warner Sea World Units Pty Ltd ACN 056 225 015 ('the Bidders') to acquire all units in Sea World Property Trust ARSN 092 492 094

On behalf of the Bidders, notice is given in accordance with section 633(1) item 8 of the *Corporations Act*, that the Bidders' Statement (incorporating offer document) in this matter has been sent today as required by section 633(1) item 6.

Each Bidders' Statement is dated 4 January, 2002 and each offer is dated 4 January, 2002.

2 originals of the Bidders' Statement have been forwarded to you by courier today.

Yours faithfully

Shaun Driscoll
Co Company Secretary

On behalf of DEG Holdings Pty Ltd
and Warner Sea World Units Pty Ltd

THIS IS AN IMPORTANT DOCUMENT

IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH IT, PLEASE CONSULT YOUR FINANCIAL ADVISOR OR OTHER PROFESSIONAL ADVISOR IMMEDIATELY

Form of Acceptance and Transfer

Offer by Warner Sea World Units Pty Ltd ABN 82 056 225 015 and DEG Holdings Pty Ltd ABN 90 003 124 221 ("Warner and DEG") for Units in the Sea World Property Trust ARSN 092 492 094 ("SWPT")

Security Reference Number/ Holder Identification Number	Sub-register	No. of SWPT Units held	Consideration due if you accept

If your name, address or shareholding is incorrect, please amend and initial the changes.

2. UNITS HELD ON THE CHESS SUBREGISTER:

Note: If you hold all of your units on the Issuer Subregister, go straight to Section 3.
If your SWPT Units are held on the CHESS Subregister (check your details above)
To accept this Offer you can:

a) Call your Broker or other CHESS Sponsor with instructions to accept the Offer (in this case, you can give instructions by telephone and need not return this form) ; or

b) If you are unable to instruct your Broker or other CHESS Sponsor and you want us to contact them on your behalf, write their details here and sign and return this form.

Broker details for CHESS Subregister only:

Name:..

Address:..

3. SIGN HERE

I/we accept the Offer made by Warner and DEG in respect of all the ordinary units in SWPT. I/we hold my/our SWPT Units and I/we agree to be bound by the terms of the Offer and (on the terms and conditions of the Offer) transfer all my/our SWPT Units to Warner and DEG for the above consideration.

If I/we have a CHESS Holding, I/we authorise Computershare Investor Services Pty Limited to instruct my/our Broker (or other CHESS Sponsor) to start acceptance of the Offer in accordance with the SCH Business Rules and take all other necessary steps under those rules to accept the Offer, and request and authorise my/our Broker (or other CHESS Sponsor) to accept the Offer for my/our SWPT Units.

If you sign this form under a power of attorney, you must send a certified copy of the power of attorney with this form. For a deceased estate, the executors or administrators must sign and enclose a certified copy of the probate or letters of administration, unless they have already been produced to SWPT.

Individual or Joint SWPT Unitholders. Each Unitholder must sign.

Companies. Companies must execute this form in any way allowed by law.

Individual or Unitholder 1	**Unitholder 2**	**Unitholder 3**
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

Return this form by 5:00pm (Melbourne time) on Monday 4 February 2002 or, if the Offer Period is extended, by the closing date of the Offer. A pre-paid envelope is provided. Overseas residents are unable to use the pre-paid envelope





BIDDERS' STATEMENT RELATING TO AN UNCONDITIONAL OFF-MARKET TAKEOVER OFFER

by

Warner Sea World Units Pty Ltd ABN 82 056 225 015
(a wholly owned subsidiary of TIME WARNER ENTERTAINMENT COMPANY L.P.) and
DEG Holdings Pty Ltd ABN 90 003 124 221
(a wholly owned subsidiary of VILLAGE ROADSHOW LIMITED ABN 43 010 672 054)

to

buy all your Units

in

SEA WORLD PROPERTY TRUST ARSN 092 492 094

for

90 cents cash per Unit.

THE OFFER PRICE UNDER THIS OFFER WILL NOT BE INCREASED

The Offer will remain open from and including Friday 4 January 2002 until and including Monday 4 February 2002, unless withdrawn or extended.

Instructions on how to accept the Offer are set out in the inside cover and in **section 3** of this Bidders' Statement.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

HOW TO ACCEPT

Acceptances must be received before the close of the Offer Period. There are several ways to accept the Offer depending on the nature and type of your holding.

For CHESS Holdings of Units: Please instruct your stockbroker or CHESS Controlling Participant to accept the Offer on your behalf. You will have accepted the Offer on acceptance of the Offer being initiated in accordance with the SCH Business Rules prior to the end of the Offer Period.

For Issuer Sponsored Holdings of Units: Please complete and execute the enclosed Acceptance Form in accordance with the terms of the Offer and the instructions on the Application Form and return it to Computershare Investor Services Pty Limited at the following addresses:

By post:	GPO Box 52A Melbourne Vic 3001
By delivery:	Level 12 565 Bourke Street Melbourne Vic 3000

You will have accepted the Offer when the Acceptance Form is received by, or on behalf of, the Bidders prior to the end of the Offer Period.

Further details on how to accept this Offer are contained in **section 3.5** of this Bidders' Statement.

IF YOU HAVE ANY QUESTIONS REGARDING THE OFFER OR HOW TO ACCEPT, PLEASE CALL COMPUTERSHARE INVESTOR SERVICES PTY LIMITED ON (61 3) 9615 5970 OR YOUR STOCKBROKER.

FOR QUESTIONS REGARDING YOUR UNIT HOLDING, PLEASE CALL THE TRUST UNIT REGISTRY - COMPUTERSHARE INVESTOR SERVICES PTY LIMITED ON (61 3) 9615 5970





Warner Sea World Units Pty Ltd
A wholly owned subsidiary of
Time Warner Entertainment Company L.P.

DEG Holdings Pty Ltd
A wholly owned subsidiary of
Village Roadshow Limited ABN 43 010 672 054

4 January 2002

Dear Sea World Property Trust Unit Holder

TAKEOVER OFFER FOR ALL OF YOUR UNITS

We are pleased to enclose an Offer by Warner Sea World Units Pty Ltd and DEG Holdings Pty Ltd to buy all of your Units at the Offer Price of 90 cents per Unit.

The Offer Price will not be increased.

Accepting Unit holders entitled to the December 2001 Distribution will retain their entitlement to that distribution. It is estimated that the December 2001 Distribution will be in the range of 3 to 4 cents per Unit, although no assurance can be given that this will be the case.

The Offer follows a takeover offer made earlier in 2001 (**'Previous Offer'**) under which the Bidders increased their interest in the Trust from 68.4% to 85.7%. The Bidders wish to acquire 100% ownership of the Trust to simplify and consolidate their theme park investments.

The Offer Price is at the high point of the valuation range of 84 to 90 cents per Unit assessed in May 2001 by the independent expert appointed by the Trust in relation to the Previous Offer and represents an:

- approximately 10% premium to the Previous Offer of 82 cents per Unit; and
- approximately 25% premium to the weighted average Unit price over the period following the close of the Previous Offer through to 19 December 2001.

The Offer is scheduled to close on Monday 4 February 2002, unless extended. A summary of how to accept the Offer is set out in the inside front cover of this Bidders' Statement.

We are pleased to be able to extend this Offer to you and encourage you to accept as soon as possible.

Yours sincerely

W S Prentice
Warner Sea World Units Pty Ltd

P S Leggo
DEG Holdings Pty Ltd

1. SUMMARY OF THE OFFER

The Bidders are offering unconditionally to buy all of the Units which exist at any time during the Offer Period at the Offer Price of 90 cents cash per Unit.

The Offer Price will not be increased.

Accepting Unit holders entitled to the December 2001 Distribution will retain their entitlement to the distribution. It is estimated that the distribution will be in the range of 3 to 4 cents per Unit, although no assurance can be given that this will be the case.

KEY DATES

Announcement Date	21 December 2001
Bidders' Statement lodged with ASIC	21 December 2001
Date of Offer	4 January 2002
Date Bidders' Statement is scheduled to be dispatched	4 January 2002
Earliest date for close of Offer	4 February 2002

2. WHY YOU SHOULD ACCEPT THE OFFER

YOU WILL RECEIVE A SUBSTANTIAL CASH PREMIUM

- You will receive cash for your Units.

- The Bidders' Offer is 90 cents per Unit. In addition, accepting Unit holders entitled to the December 2001 Distribution will retain their entitlement to that distribution. It is estimated that the December 2001 Distribution will be in the range of 3 to 4 cents per Unit, although no assurance can be given that this will be the case.

  The Offer Price represents a substantial premium to the Units trading range on the ASX both before the Previous Offer and subsequent to it.



10% PREMIUM
25% PREMIUM
48% PREMIUM
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.90
$0.82
$0.72
$0.61
Offer Price
Previous Offer Price
Average unit price since close of Previous Offer (1)
Average unit price over the month prior to announcement of Previous Offer (2)

Notes:

1. *Weighted average Unit price for the period from 24 July 2001 through 19 December 2001, the last practicable day before lodgement of the Bidders' Statement with ASX.*

2. *Weighted average Unit price for the one month period concluding on the last ASX trading day preceding the announcement on 9 April 2001 of the Bidders' intention to make the Previous Offer.*

THE OFFER IS EQUAL TO THE NET TANGIBLE ASSET BACKING OF TRUST UNITS

- At 30 June 2001, the Trust had a Net Tangible Asset Backing of 90 cents per Unit, based on an indicative valuation prepared by CB Richard Ellis in relation to the theme park properties in which the Trust has an interest.

- However, in assessing the value of a Unit the Bidders consider two important factors should be taken into account:

- The indicative valuations of Warner Bros. Movie World and Wet 'N' Wild by CB Richard Ellis were based on an assessment of the value of the properties as a whole despite the Trust holding a minority interest of 33% in each property. The Trust directors noted that 'CB Richard Ellis are of the opinion that a discount of 0% to 15% may apply' if the Trust's minority interest in the Warner Bros. Movie World joint venture were to be sold.

- Central management costs associated with the operation of the Trust should be capitalised and deducted when assessing the value of Units. As CB Richard Ellis' valuation was of the theme park properties, no deduction was made for central management costs.

THE OFFER IS EQUAL TO THE HIGH POINT OF THE INDEPENDENT EXPERT VALUATION PREPARED IN RELATION TO THE PREVIOUS OFFER

- The Trust appointed an Independent Expert to assess the Previous Offer. In this report dated May 2001, the Independent Expert valued the Trust 'in the range of 84 to 90 cents per Unit'.

- The value of the Trust is dependent on future attendances at the theme parks by domestic and international visitors. Following the publication of the Independent Expert's report in May 2001, the following factors influencing attendance levels have occurred:

    - The tragic events of September 11 have resulted in a more subdued outlook for international tourism to Australia and a more uncertain global economic outlook generally. Around 33% - 40% of visitors to Sea World and Warner Bros Movie World are international visitors. The recent adverse impact on international tourism in particular is expected to have a negative impact on the performance of the Trust.

    - The changed outlook for global tourism prompted the Tourism Forecasting Council, in October, to downgrade its forecasts for total visitors to Australia over the period from 2000 to 2010 from an average growth rate of 7.7% per annum to 6.6% per annum.

    - Attendances at Sea World have continued to benefit from the Polar Bear Shores attraction, which has been successful in attracting a substantial number of domestic visitors. However, the parks draw from a finite pool of domestic visitors and, given the periodic nature of individuals' visitations to the parks, strong domestic attendances in 2001 might have a negative impact on domestic visitor levels in the short to medium term.

THERE WILL BE NO INCREASE IN THE OFFER PRICE

- The Bidders have stated that the Offer Price is final and will not be increased.

THE PROSPECTS OF AN ALTERNATE OFFER FROM A THIRD PARTY IS LOW

- Given that the Bidders already together own 85.7% of the Trust, the Bidders believe it is unlikely that another offer will emerge for the Trust.

LIQUIDITY

- The Bidders together own 85.7% of the Trust, and the Directors of the Trust have reported that the top ten Unit holders own approximately 97.6% of the total number of Units outstanding. Due to the concentration of ownership of the Trust, trading in the Units is illiquid.

- Average monthly trading volume subsequent to the close of the Previous Offer has been substantially lower than the average monthly trading volume prior to the announcement of the Previous Offer (0.9 million Units/month for the four months after the close of the Previous Offer, compared with 3.0 million Units/month for the four months prior to the announcement of the Previous Offer).

- The Offer represents an opportunity to exit an illiquid investment at a significant premium to the recent trading price of Units.

3. TERMS AND CONDITIONS OF THE OFFER

3.1 OFFER

(a) The Bidders hereby Offer to acquire all of your Units. You may only accept the Offer in respect of all of your Units.

(b) The consideration offered is 90 cents cash for each Unit ('**Offer Price**').

(c) The Offer is dated 4 January 2002 ('**Offer Date**'), being the date on which the first Bidders' Statement (including the Offer) will be sent to Unit holders.

3.2 DISTRIBUTIONS

(a) The Bidders will not be entitled to the December 2001 Distribution in respect of any Units they acquire under the Offer. The Bidders will be entitled to all other Rights declared, paid or made by the Trust or which arise or accrue after the date of the Bidders' Statement in respect of the Units which the Bidders acquire pursuant to this Offer.

(b) If for any reason whatsoever the Bidders do not receive any such Rights, the Bidders will be entitled to reduce the amount of the cash consideration to which you would otherwise be entitled in accordance with this Offer by the amount or value (as reasonably assessed by the Bidders) of the Rights.

3.3 **OFFEREES**

(a) An Offer in this form is being made to all the holders of Units at 9 am Melbourne time on the Record Date.

(b) A person who is able during the Offer Period to give good title to a parcel of Units may, in accordance with section 653B of the Corporations Act, accept an Offer as if an Offer on terms identical with the other Offers had been made to that person in relation to those Units.

(c) If you hold all or any of the Units that are the subject of this Offer as trustee or nominee for, or otherwise on behalf of or on account of, another person, you may follow the procedure set out in section 653B of the Corporations Act.

3.4 **OFFER PERIOD**

(a) The Offer will, unless withdrawn, remain open for acceptance during the period commencing on the date of this Offer, being 4 January 2002, and ending at 5 pm Melbourne time on:

(i) 4 February 2002; or

(ii) any date to which the period of this Offer is extended in accordance with the Corporations Act,

whichever is the later (**'Offer Period'**).

(b) This Offer may be withdrawn with the written consent of ASIC, which may consent subject to conditions. If the Bidders withdraw the Offer, all contracts resulting from acceptance will automatically be void.

3.5 **ACCEPTANCE OF OFFER**

(a) **Issuer Sponsored Holdings:** If your Units are held on the Trust's issuer sponsored sub-register, you may accept the Offer by:

(i) completing and signing the accompanying Acceptance Form in accordance with the terms of this Offer and the instructions on the Acceptance Form; and

(ii) ensuring that the Acceptance Form and any documents required by the terms of this Offer and the instructions on the Acceptance Form are received before the expiry of the Offer Period at the following address:

Computershare Investor Services Pty Limited
GPO Box 52A
Melbourne Vic 3001

or, if by hand delivery:
Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
Melbourne Vic 3000

You will have accepted the Offer when the Acceptance Form is received by, or on behalf of, the Bidders before the end of the Offer Period.

(b) **CHESS Holdings:** If your Units are in a CHESS Holding, as defined in the SCH Business Rules, you may accept the Offer by:

(i) instructing your Controlling Participant to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

(ii) if you are a broker or a Non Broker Participant, initiating acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

You will have accepted the Offer on acceptance of the Offer being initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

Alternatively, you may sign and complete the Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form and ensure that it is received before the expiry of the Offer Period at the address specified in **section 3.5(a).**

In that case:

(i) you will be deemed to have authorised the Bidders to accept the Offer on your behalf during the Offer Period in accordance with the SCH Business Rules and the Corporations Act; and

(ii) you will have accepted the Offer on acceptance of the Offer being initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

(c) The return of the Acceptance Form by facsimile does not satisfy the requirements of **section 3.5(a)** or **(b)** (unless you have made prior arrangements with the Bidders). If your Acceptance Form is returned by post, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the expiry of the Offer Period (even if it is received after that date).

(d) Subject to **section 3.3**, your acceptance of this Offer must be in respect of all the Units registered in your name.

(e) The Bidders may, in their sole discretion, at any time deem any Acceptance Form they receive to be a valid acceptance in respect of your Units even if a requirement for acceptance has not been complied with.

(f) Once you have accepted this Offer, you will be unable to revoke your acceptance and the contract resulting from your acceptance will be binding on you.

3.6 EFFECT OF ACCEPTANCE

By accepting this Offer in accordance with **section 3.5**, you will have:

(a) accepted this Offer (and each variation of the Offer (if any) permitted by the Corporations Act) in respect of all of your Units and agreed to sell those Units to the Bidders;

(b) agreed to transfer those Units to the Bidders in accordance with the terms set out in this Offer;

(c) irrevocably authorised the Bidders (by their respective directors, servants or agents) to complete the Acceptance Form by inserting such details as are omitted and to rectify any errors in or omissions from the Acceptance Form (including, without limiting the generality of the foregoing, altering the number of Units stated to be held by you if it is otherwise than as set out in the Acceptance Form) as may be necessary to make the form an effective acceptance of this Offer or to enable registration of the transfer the relevant number of your Units to the Bidders;

(d) represented and warranted to the Bidders that your Units for which you have accepted the Offer will, at the date of the transfer of them to the Bidders, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that you have full power and capacity to sell and to transfer your Units;

(e) irrevocably appointed the Bidders and each of their respective directors, secretaries and officers severally as your attorney, with effect from the date of your acceptance of this Offer, with power to do all things which you could lawfully do in relation to your Units or in exercise of any right derived from the holding of your Units, including (without limiting the generality of the foregoing):

(i) attending and voting at any meeting of the Unit holders;

(ii) demanding a poll for any vote to be taken at any meeting of the Trust;

(iii) proposing or seconding any resolution to be considered at any meeting of the Trust;

(iv) requisitioning the convening of any meeting of the Unit holders and convening a meeting pursuant to any such requisition;

(v) notifying the Trust that your address in the records of the Trust for all purposes, including the despatch of notices of meeting, annual reports and distributions, should be altered to an address nominated by the Bidders;

(vi) signing any forms, notices or instruments relating to your Units; and

(vii) doing all things incidental or ancillary to any of the foregoing, and to have agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of the Bidders as the intended registered holder and beneficial holder of your Units.

The Bidders will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph. This appointment, being given for valuable consideration to secure the interest acquired in your Units, is irrevocable, and terminates upon registration of a transfer to the Bidders of your Units;

(f) irrevocably authorised and directed the Responsible Entity to pay the Bidders or to account to the Bidders for all Rights in respect of your Units subject, however, to any such Rights received by the Bidders being accounted for by the Bidders to you if this Offer is withdrawn or the contract formed by your acceptance of this Offer is rescinded or rendered void;

(g) except where Rights have been paid or accounted for under **section 3.6(f)**, irrevocably agreed that you will owe as a debt to the Bidders the amount of all Rights referred to in **section 3.6(f)** or any amount equal to the value of those Rights as reasonably assessed by the Bidders (or, if there is a dispute, the Chairman of ASX or his nominee); and

(h) notwithstanding the instructions in **section 3.5**, if you signed the Acceptance Form in respect of any of your Units in a CHESS Holding, irrevocably authorised the Bidders:

    (i) to instruct your CHESS Controlling Participant to initiate acceptance of the Offer in respect of all such Units in accordance with the SCH Business Rules; and

    (ii) to give any other instructions in relation to those Units to your CHESS Controlling Participant on your behalf under the sponsorship agreement between you and the CHESS Controlling Participant.

3.7 THE BIDDERS' OBLIGATIONS

(a) Subject to **sections 3.7(c)** and **(d)** and to the Corporations Act, the Bidders will provide the consideration for your Units by the end of whichever of the following periods ends earlier:

    (i) one month after the Offer is accepted; or

    (ii) 21 days after the end of the Offer Period.

(b) A cheque in Australian dollars for the cash amount to which you are entitled by accepting this Offer will be posted to you at your risk by ordinary mail at your address shown on the Acceptance Form.

(c) Subject to **section 3.7(d),** where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

    (i) if that document is given with your acceptance, the Bidders will provide the consideration in accordance with **section 3.7(a)**;

(ii) if that document is given after acceptance and before the end of the Offer Period, the Bidders will provide the consideration by the end of whichever of the following periods ends earlier:

(A) one month after that document is given; or

(B) 21 days after the end of the Offer Period;

(iii) if that document is given after the end of the Offer Period, the Bidders will provide the consideration within 21 days after that document is given.

(d) The Bidders may avoid any contract resulting from your acceptance of the Offer if the Bidders are not given all necessary transfer documents in respect of your Units within one month after the end of the Offer Period. For the avoidance of doubt all irregularities will not be deemed to have been resolved and all documents required to procure registration will not be deemed to have been received by the Bidders until all documents needed to irrevocably authorise and direct to the Bidders and to account to the Bidders for all Rights in respect of your Units have been received by the Bidders.

3.8 FOREIGN HOLDERS OF UNITS

If you are resident in any place specified by the Australian Prudential Regulation Authority as being a place in which a resident is not entitled to receive the consideration, in the absence of any necessary authority of the Australian Prudential Regulation Authority and the Australian Taxation Office, acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until any necessary authority of the Australian Prudential Regulation Authority and the Australian Taxation Office has been obtained by you.

3.9 VARIATION

The Bidders may at any time vary this Offer as permitted by the Corporations Act.

3.10 COSTS AND EXPENSES OF THE OFFER

All costs and expenses of the preparation of this Bidders' Statement and of the preparation and circulation of the Offer will be paid by the Bidders.

4. IDENTITY OF THE BIDDERS AND DETAILS OF THEIR RELATIONSHIP

4.1 BIDDERS

The Bidders are:

(a) Warner Sea World Units Pty Ltd ABN 82 056 225 015, a wholly owned subsidiary of Time Warner Entertainment Company, L.P.; and

(b) DEG Holdings Pty Ltd ABN 90 003 124 221, a wholly owned subsidiary of Village Roadshow.

4.2 PARENT ENTITIES

(a) Time Warner Entertainment Company, L.P. ('TWE')

TWE is a Delaware limited partnership which was formed in 1992 to own and operate substantially all of the business of Warner Bros., Home Box Office and the cable television businesses owned and operated by Time Warner Inc. prior to such date.

TWE is approximately 75% owned by AOL Time Warner Inc., a major company listed on the New York Stock Exchange, and approximately 25% owned by MediaOne TWE Holdings Inc., a subsidiary of AT&T Corp, also listed on the New York Stock Exchange.

TWE is engaged principally in three main areas:

- Cable, consisting principally of interests in cable television systems;
- Filmed entertainment, consisting principally of interests in filmed entertainment and television production; and
- Networks, consisting principally of interests in pay cable television programming and broadcast television networks.

TWE's Filmed Entertainment businesses produce and distribute theatrical motion pictures, television shows, animation and other programming, distribute home video products, license rights to TWE's programs and characters and operate motion picture theatres.

All of the previously specified filmed entertainment businesses are principally conducted by Warner Bros., as a division of TWE.

Further information about AOL Time Warner Inc. is available at its website:
www.aoltimewarner.com.

(b) Village Roadshow Limited ABN 43 010 672 054 ('Village Roadshow')

Village Roadshow is an Australian public company listed on ASX.

Village Roadshow owns and operates a portfolio of complementary media and entertainment businesses. In addition to its interests in theme parks, Village Roadshow's businesses include:

- Film – the film division includes operations in cinema exhibition, movie production and movie distribution; and
- Radio – Village Roadshow is the majority shareholder in Austereo Group Limited, an Australian public company listed on ASX that owns the Triple M and Today national radio networks.

Further information on Village Roadshow is available at its website:
www.villageroadshow.com.au

4.3 RELATIONSHIP BETWEEN THE BIDDERS

(a) Bidders' acquisition of Units

In July 1992 the Bidders acquired approximately 66% of the total issued Units from Pivot Group Limited. At that time, the Bidders agreed to exercise the voting rights attached to their Units as a voting block and also granted each other pre-emptive rights over their respective Units. This agreement continues to be operative.

On 27 April 2001 the Bidders made an off-market takeover bid for all of the Units. The bid closed on 23 July 2001 and resulted in the Bidders increasing their combined interest to approximately 86%.

(b) Bidding Agreement

On 7 December 2001 the Bidders entered into a Bidding Agreement. The Bidding Agreement is supplemental to, and not in replacement of, the Unitholders' Agreement entered into by the Bidders in July 1992. It is also additional to the 7 April 2001 bidding agreement between the Bidders, which was entered into prior to the Previous Offer.

The Bidding Agreement records the intention of the parties to make a takeover bid for all issued Units and sets out the manner in which the parties will conduct the Offer. While the intention of the Bidding Agreement is that each Bidder, on successful completion of the Offer, will hold 50% of the Units, the Bidding Agreement provides that each Bidder will be jointly and severally liable for the purchase consideration due to accepting Unit holders and for the expenses generally of the Offer. A summary of the Bidding Agreement is provided in **Section 9.4** of this Bidders' Statement.

As indicated above, the intention of the Bidders is that, on completion of the Offer, each Bidder will hold 50% of the Units. Accordingly, all Units acquired under the Offer will be acquired by one of the Bidders only on the basis that, on completion of the Offer, each Bidder will hold an equal number of Units. If, on completion of the Offer, the Bidders' combined Unit holdings total an odd number of Units, either one Unit will be issued or one Unit redeemed to achieve equal Unit holdings for the Bidders.

5. BIDDERS' VOTING POWER

The total number of Units on issue as at the date of this Bidders' Statement is 208,002,863.

No securities other than Units have been issued by the Trust.

As at the date of this Bidders' Statement, each of the Bidders has a relevant interest in 178,277,115 Units. In the case of each Bidder, the relevant interests of the Bidder comprise relevant interests in the Units held by that Bidder and, as a consequence of the Unitholders' Agreement, relevant interests in the Units held by the other Bidder.

In aggregate, the Bidders hold 178,277,115 Units, which represents a combined voting power in the Trust (as at the date of the Bidders' Statement) of approximately 86%.

6. DEALINGS IN UNITS

6.1 DEALINGS IN PREVIOUS FOUR MONTHS

In the period of four months ending on the Offer Date neither of the Bidders nor any associate of either Bidder has:

(a) provided, or agreed to provide, consideration for a Unit under a purchase or agreement; or

(b) accepted, or agreed to accept, consideration for a Unit under a sale or agreement.

6.2 BENEFITS TO TRUST UNIT HOLDERS IN THE LAST FOUR MONTHS

During the period of four months ending on the Offer Date neither of the Bidders nor an associate of either Bidder gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person or an associate to:

(a) accept the Offer; or

(b) dispose of Units in the Offer class,

which benefit was not offered to all Unit holders.

7. FUNDING

7.1 CASH REQUIRED IF ALL OFFERS ACCEPTED

The consideration for the Offer and the acquisition of the Units to which the Offer relates will be satisfied in whole by the payment of cash. The maximum amount payable under the Offer to Unit holders will be approximately $26.8 million if the Bidders acquire all the Units (other than the approximately 86% of Units already held by the Bidders).

As neither of the Bidders intends to accept the Offer in respect of the Units held by them, the maximum amount likely to be payable under the Offer represents the amount that will be required to be paid if the Bidders acquire all the Units other than those already held by them.

7.2 SOURCES OF CASH

Each Bidder intends to fund acceptances under the Offer using cash obtained from within the corporate group of its Parent.

The funds available to each Bidder from this source are sufficient to fund acceptances under the Offer together with all transaction costs (including fees, expenses and duties relating to the acquisition of the Units).

7.3 FACILITY FROM THE PARENTS TO THE BIDDERS

Each Bidder has a bid facility from its Parent under which its Parent has agreed to provide to the Bidder (by way of inter-company loan) such amounts as may be required by the Bidder to pay for the Units to be acquired by it (whether under the Offer or otherwise) and to pay its share of all fees, expenses and duties relating to the acquisition of Units.

There are no conditions precedent to the availability of the funds under the respective bid facilities other than the provision of a draw down notice which specifies the amount of the draw down.

The other material terms and conditions applicable to the bid facility (as set out in a letter between each Bidder and its Parent dated 7 December 2001) are:

(a) Parent will ensure that the funds are available to the Bidder before the Bidder is required to pay for any Units to be acquired by it or to pay any fees, expenses and duties relating to the acquisition;

(b) Parent will ensure that the funds remain available while the Bidder has any outstanding obligation to pay for Units to be acquired by it or to pay any fees, expenses and duties relating to the acquisition; and

(c) the Bidder must repay the principal outstanding on the loan on demand by the Parent. However, the Parent cannot make a demand for repayment while the Offer remains open, or while the Bidder has any outstanding obligation to pay for Units acquired by it under the Offer or pursuant to an exercise of rights of compulsory acquisition of Units under the Corporations Act or any obligation to pay fees, expenses and duties relating to the acquisition.

7.4 JOINT AND SEVERAL OBLIGATIONS

Whilst each Bidder is jointly and severally liable under any contracts formed on acceptance of the Offers, each Bidder and each Parent has a reasonable basis for expecting that the other Bidder (and its Parent) will meet its obligations arising under the Offer and any acceptances and contracts resulting from it.

8. BIDDERS' INTENTIONS REGARDING THE TRUST

8.1 COMPULSORY ACQUISITION

If the Bidders become entitled to acquire compulsorily Units under Part 6A.1 or Part 6A.2 of the Corporations Act (as a result of the acquisition of Units under the Offer or otherwise), they intend to exercise those rights and to have the Responsible Entity of the Trust apply for removal of the Trust from the Official List of ASX.

If the Bidders require relief from the Court or ASIC to become entitled to acquire Units compulsorily under Part 6A.1 or Part 6A.2 of the Corporations Act, the Bidders may apply for the relief. For example, if, at the end of the Offer Period, the Bidders have relevant interests in at least 90% (by number) of the Units, but have not acquired 75% (by number) of the Units the Bidders are offering to acquire under the Offer, the Bidders may apply to the Court or ASIC for relief to allow them to acquire Units compulsorily under Part 6A.1 of the Corporations Act.

8.2 INTENTIONS FOR THE TRUST AS AN ENTITY WHOLLY OWNED BY THE BIDDERS

(a) Consolidation of ownership structure

TWE and Village Roadshow will undertake a review of the Trust's structure and activities to determine how best their ownership interests in theme park investments in Australia can be consolidated and simplified.

(b) Corporate and management functions of the Trust

If the Bidders complete compulsory acquisition of the minority interests, the Trust will cease to be required to be a registered managed investment scheme under Part 5C.1 of the Corporations Act. In those circumstances, the Bidders will consider changes to the constitution of the Trust and the function and responsibilities of the Responsible Entity which changes may include cessation of the Trust's status as a registered managed investment scheme and replacement of the Responsible Entity.

The Bidders will also review the roles of those employees currently employed by the Responsible Entity to support the Trust's status as a public listed trust and registered managed investment scheme. There may be redundancies of employees who cannot be otherwise employed in the management of the Trust or its operations.

The Bidders may also consider the removal of the existing independent directors of the Responsible Entity.

8.3 INTENTIONS IF THE BIDDERS DO NOT ACQUIRE 100% OF THE TRUST

If the Bidders are unable to proceed to compulsory acquisition, the Bidders intend to pursue additional efficiencies in the conduct of the Trust's operations as set out above. However, the Bidders recognise that their ability to do so will be dependent on the level of their Unit holding and the circumstances at the time (including legal, regulatory and ASX requirements).

If required by law, the Bidders will seek any necessary approval of the remaining Unit holders of the Trust to the implementation of those steps. Any steps to alter the structure of the Trust, its constitution or the role/functions of the Responsible Entity, or to replace the Responsible Entity or seek delisting of the Units, will depend on the spread of Unit holders at that time, the Corporations Act and the listing rules of ASX.

8.4 DISTRIBUTION FOR PERIOD ENDING 31 DECEMBER 2001

The Bidders, through their respective Parents, together own 100% of the issued capital of, and consequently control, Sea World Management Limited, the Responsible Entity. Based on trading to 30 November 2001, the Bidders expect that the distribution per Unit in respect of income of the Trust for the period from 1 July 2001 to 31 December 2001 will be between 3 and 4 cents per Unit. However, the Bidders can give no assurance that this will be the case.

8.5 OTHER INTENTIONS

Subject to the foregoing, it is the present intention of the Bidders:

(a) to continue the operation of the Trust;

(b) not to make any major changes to the operation of the Trust or to redeploy any of the Trust's property;

(c) not to remove the current Responsible Entity or appoint a new Responsible Entity; and

(d) to continue the employment of the present employees of the Trust.

9. OTHER MATERIAL INFORMATION

There is no information material to the making of a decision by a person whether or not to accept the Offer, being information that is known to the Bidders and has not previously been disclosed to the holders of Units in the Trust, other than as set out in this Bidders' Statement.

9.1 FINANCIAL POSITION OF THE TRUST

In August 2001, the Trust released its half yearly report for the six months ended 30 June 2001, indicating strong growth in attendances and profit compared with the prior comparable period. This half yearly report is attached as the Appendix.

In the period from 1 July 2001 to 16 December 2001, unaudited figures indicate that total attendances have continued to be above the prior year's comparable period:

Comparison of attendances from 1 July 2001 to 16 December	2001	2000	% increase
Sea World	607,081	538,012	12.84%
Warner Bros. Movie World	530,410	515,575	2.88%
Wet n Wild	325,286	306,806	6.02%

The 2001 attendances at Sea World benefited from the Polar Bear Shores attraction which was not open during the same period in 2000.

Despite strong overall attendances growth, analysis of the month by month attendance levels of the parks (in aggregate) show that international attendance levels declined by around 23% from the beginning of October through to the week ended 16 December 2001, relative to the prior year. The Bidders believe that this decline reflects the impact of the events of September 11 on global tourism patterns.

Comparison of monthly attendances from 1 July to 16 December			
	Domestic	International	Total
Jul 01	188,521	84,365	272,886
Jul 00	124,290	83,168	207,458
% change	*51.68%*	*1.44%*	*31.54%*
Aug 01	130,752	81,335	212,087
Aug 00	96,036	76,992	173,028
% change	*36.15%*	*5.64%*	*22.57%*
Sept 01	211,140	65,147	276,287
Sept 00	277,612	47,230	324,842
% change	*-23.94%*	*37.94%*	*-14.95%*
Oct 01	253,808	57,906	311,714
Oct 00	164,734	61,839	226,573
% change	*54.07%*	*-6.36%*	*37.58%*
Nov 01	180,416	55,775	236,191
Nov 00	172,135	79,168	251,303
% change	*4.81%*	*-29.55%*	*-6.01%*
Dec 01 [(1)]	116,775	36,837	153,612
Dec 00	122,251	54,938	177,189
% change	*-4.48%*	*-32.95%*	*-13.31%*

(1) 'Dec 01' represents the period 1 December through 16 December; 'Dec 00' represents the period 1 December through 17 December.

As the operating performance of each of the parks impacts directly on the financial performance of the Trust, the improved attendance levels have contributed to an increase in profit for the period 1 July 2001 to 30 November 2001 (per unaudited management accounts). Net profit before tax for this period is estimated by the Bidders to have been approximately $7.528 million which is $2.24 million higher than for the same period in the prior year. Full year reported profit in 2000 was $13.8 million.

9.2 OUTLOOK

The impact of September 11, 2001 is likely to be felt by the parks for some time. While pre-planned international tourism ensured that international attendances remained strong in the weeks after September 11, the Bidders believe that these pre-bookings have now been run down to a considerable extent, and that this will continue to be reflected in the level of international attendances at each of the parks.

In the longer term, a key factor driving international visitor numbers to the parks is likely to be the level of international tourism to Australia. In October 2001 the Tourism Forecasting Council downgraded its forecasts for total visitors to Australia over the period from 2000 to 2010 from an average growth rate of 7.7% per annum to 6.6% per annum.

The parks, and particularly Sea World (which has benefited from the introduction of the Polar Bear Shores attraction), have achieved strong growth in domestic attendances levels in the eleven months to November 2001.

However, the finite domestic visitor base may impede continued growth in domestic attendances in the longer term. In addition, the outlook for interstate tourism remains dependent on the domestic aviation market, which has been unsettled following the collapse of Ansett in September 2001.

In the short to medium term the introduction of new attractions may impact visitor numbers, particularly domestic visitors. Attractions currently scheduled for introduction include:

- polar bear cubs at Sea World on 26 December 2001. (The Bidders note that this is not a new attraction and is primarily aimed at ensuring that polar bears are available for viewing throughout the day, while also responding to the recent introduction of tiger cubs at the competitor Dream World park.);
- the introduction of a Harry Potter promotion at Warner Bros. Movie World on 26 December 2001; and
- the introduction of a Scooby Doo attraction at Warner Bros. Movie World in June 2002.

9.3 UNIT HOLDERS' AGREEMENT

The Bidders are parties to a Unitholders' Agreement dated 2 July 1992 which governs the exercise by the Bidders of rights attached to and the disposal of all Units held by them from time to time.

9.4 BIDDING AGREEMENT

The Bidders have entered into a Bidding Agreement in relation to the Offer. The following is a summary of the agreement:

(a) Conduct of the bid

The Bidding Agreement records the intention of the Bidders to make a takeover offer for all issued Units and sets out the manner in which the parties will conduct the Offer, including:

- the Offer structure;
- the terms of the Offer;
- any alteration to or termination of the Offer;
- the source of funding to satisfy the Offer consideration; and
- the responsibilities of the parties and other administrative matters relating to the conduct of the Offer.

(b) **Objective**

The key objective for the parties recorded in the Bidding Agreement is to conduct the Offer such that each bidder, on completion of the bid, holds 50% of all issued Units. If, upon completion of the Offer, the Bidders have not obtained acceptances for 100% of all issued Units, but have received sufficient acceptances in order to conduct compulsory acquisition pursuant to Chapter 6A of the Corporations Act, the Bidders agree to proceed to implement the procedure set out in that Chapter in order to obtain full ownership of the Trust.

All Units acquired under the Offer will be acquired by one of the Bidders only on the basis that, on completion of the Offer, each Bidder will hold an equal number of Units.

The agreement sets out the primary terms which are reflected in the Bidders' Statement and the Offer (including that the bid will be open for one month unless an extension of the bid is agreed by both parties).

(c) **Exclusivity**

Until termination of the Bidding Agreement, each Bidder undertakes that it will not enter into negotiations with, or make any commitment to, any person in respect of the making of any competing bid for the acquisition of the Trust.

(d) **Termination**

The Bidding Agreement will immediately terminate:

- by mutual agreement in writing by the parties;
- the Offer being withdrawn; or
- upon successful completion of the Offer including (if applicable) compulsory acquisition of all outstanding Units.

9.5 FOREIGN INVESTMENT REVIEW BOARD APPROVAL

The acquisition of Units by the Bidders pursuant to the Offers has been approved under the *Foreign Acquisitions and Takeovers Act* 1975 (Cth).

9.6 CONSENTS

In respect of the statements included in this Bidders' Statement that are attributed to, or based on, statements made by:

- the Chairman of the Trust;
- the Independent Expert referred to in **section 2** of this Bidders' Statement (DDH Graham Limited); and
- CB Richard Ellis,

neither the Chairman of the Trust, DDH Graham Limited nor CB Richard Ellis have consented to those statements being included in, or accompanying, this Bidders' Statement in the form and context in which those statements are included. If you would like a copy of the documents containing the statements referred to, please contact Shaun Driscoll at Village Roadshow on (61 3) 9667 6920. On request, Shaun will provide you with a copy of the document free of charge during the Offer Period.

9.7 TAXATION

This section provides a broad outline of the Australian taxation implications of accepting the Offer and selling your Units on ASX. The information is confined to the position of Unit holders who are Australian residents for tax purposes and is based on taxation laws as at the date of this Bidders' Statement.

Australian tax legislation includes capital gains tax (CGT) provisions. Broadly, the sale of ASX quoted securities will result in a CGT event under the CGT provisions. A capital gain will arise from a CGT event to the extent that the capital proceeds exceeds the cost base of the securities that are sold. A capital loss will arise to the extent that the capital proceeds are less than the cost base (or reduced cost base, if applicable).

If a capital gain arises it is included in the assessable income of the investor selling securities and the investor may be subject to tax on the capital gain. The amount of a capital gain included in assessable income may be discounted, as explained below. A capital loss can be offset against the tax otherwise payable on any capital gains that an investor has made but cannot be used to reduce the tax payable on other forms of assessable income.

Selling Units upon acceptance of the Offer

If you accept this Offer and sell all of your Units to the Bidders a CGT event will occur. A capital gain will arise from the CGT event to the extent that the Offer Price received for the sale exceeds the cost base of the Units sold. A capital loss will occur to the extent that the capital proceeds received for the sale is less than the cost base of Units sold (or reduced cost base, if applicable).

If you are an individual, the trustee of a trust or the trustee of a complying superannuation entity, any capital gain arising may qualify for treatment as a discount capital gain. The CGT discount reduces the amount of the capital gain included in assessable income by 50% (for an individual or a trust) or by 33⅓% (for a complying superannuation entity). To qualify for this treatment, you must have held the Units for at least 12 months prior to sale to the Bidders.

If you have capital losses you must first apply the amount of these losses against the amount of any capital gain arising from sale of Units before applying the discount percentage.

If you acquired any of your Units prior to 21 September 1999 you may elect to calculate any capital gain arising from the sale of such Units by using the indexed cost base (indexed up to 30 September 1999) instead of using the discount capital gain method. If you use the indexation method and you have capital losses, then the losses should be applied after calculation of the capital gain using the indexed cost base.

Regardless of whether you accept or reject the Offer, you will be presently entitled to the December 2001 Distribution and you will be required to include the amount of the distribution received in your assessable income.

The comments in this section are not an exhaustive analysis of taxation implications and should not be relied on as specific advice. You are strongly encouraged to seek your own tax advice according to your specific circumstances. Neither TWE, Village Roadshow nor any of their respective officers accept any liability or responsibility in respect of any statement concerning taxation consequences or the actual taxation consequences themselves.

10. DEFINITIONS AND INTERPRETATION

10.1 DEFINITIONS

In this Statement, unless the context otherwise requires:

'Acceptance Form' means the acceptance form enclosed with this Bidders' Statement;

'ASIC' means the Australian Securities and Investments Commission;

'ASX' means Australian Stock Exchange Limited ABN 98 008 624 691;

'ASX Business Rules' means the Business Rules of ASX;

'Bidders' means DEG Holdings Pty Ltd ABN 90 003 124 221 and Warner Sea World Units Pty Ltd ABN 82 056 225 015 and **'Bidder'** means either one of them as the context requires;

'Bidding Agreement' means the agreement entered into by the Bidders on 7 December 2001, a summary of which is set out in **section 9.4** of this Bidders' Statement;

'Bidders' Statement' means this bidders' statement;

'Business Day' has the meaning given in the ASX Listing Rules;

'CGT' means capital gains tax;

'CHESS' means SCH's Clearing House Electronic Sub-register System used for, amongst other things, the settlement of on-market transactions on ASX;

'CHESS Holding' means a holding of Units on a sub-register on CHESS maintained by a Controlling Participant;

'Computershare' means Computershare Investor Services Pty Ltd ABN 48 078 279 277;

'Controlling Participant' means the broker or Non-Broker Participant in CHESS who is designated as the Controlling Participant for Units in a CHESS Holding in accordance with the SCH Business Rules;

'Corporations Act' means the Corporations Act 2001 (Cth);

'December 2001 Distribution' means the distribution payable by the Trust in respect of Units for the 6 month period ending 31 December 2001. It is estimated that the distribution will be in the range of 3 to 4 cents per Unit, although no assurance can be given that this will be the case;

'Issuer Sponsored Holding' means a holding of Units on the Trusts issuer sponsored sub-register;

'Listing Rules' means the Listing Rules of the ASX;

'Non Broker Participant' means CHESS participants who are not brokers (for example, institutions, custodians, trustees, etc);

'Offer Period' means the period specified under **section 3.4** of this Bidders' Statement, being the period of one month commencing on Friday 4 January 2002 and ending at 5pm Melbourne time on Monday 4 February 2002. The Bidders may extend the Offer Period in accordance with the Corporations Act;

'Offer Price' means the price under the Offers specified under **section 3.1(b)** of this Bidders' Statement, being 90 cents cash per Unit;

'Offer' means the offer being made by the Bidders under **section 3** of this Bidders' Statement and **'Offers'** has a corresponding meaning;

'Official List of ASX' has the meaning given in the Listing Rules;

'Parent' means, in the case of DEG Holdings Pty Ltd ABN 90 003 124 221, Village Roadshow and, in the case of Warner Sea World Units Pty Ltd ABN 82 056 225 015, TWE;

'Previous Offer' means the 82 cents per Unit off-market takeover offers which the Bidders made earlier in 2001 under which the Bidders increased their voting power in the Trust from 68.4% to 85.7%;

'Record Date' means Friday 28 December 2001;

'Responsible Entity' means the responsible entity (within the meaning of that term in the Corporations Act) of the Trust in its capacity as such. As at the date of this Bidders' Statement, the Responsible Entity of the Trust is Sea World Management Limited ABN 16 006 841 470;

'Rights' means all accretions and rights which accrue to or arise from Units after the commencement of the Offer Period, including all rights to receive distributions, to receive or subscribe for Units, notes, options or other securities and all other distributions or entitlements declared, paid, made or issued by the Trust after that date;

'SCH' means the securities clearing house, which administers the CHESS system in Australia;

'SCH Business Rules' means the rules of SCH, as amended or replaced from time to time;

"Trust' means the Sea World Property Trust ARSN 092 492 094;

"TWE' means Time Warner Entertainment Company, L.P.;

'Units' means fully paid ordinary units in the Trust;

'Unitholders' Agreement' means the agreement entered into between the Bidders on 2 July 1992 relating to the exercise of certain of the rights and entitlements (including the right to vote and dispose of the Units) attaching to the Trust Units held by each of the Bidders; and

'Village Roadshow' means Village Roadshow Limited ABN 43 010 672 054.

10.2 INTERPRETATION

In this Bidders' Statement, unless the context otherwise requires:

(a) the singular includes the plural and vice versa and words importing one gender include other genders;

(b) terms defined in the Corporations Act as at the date of this Bidders' Statement have the meanings ascribed to them in the Corporations Act at that date;

(c) a reference to a statute of any parliament or any section, provision or schedule of a statute of any parliament includes a reference to any statutory amendment, variation or consolidation of the statute, section, provision or schedule and includes all statutory instruments issued under the statute, section, provision or schedule;

(d) a reference to a section or Appendix is a reference to a part of this Bidders' Statement;

(e) a reference to time is a reference to time in Melbourne, Victoria, Australia; and

(f) headings are used for reference only.

APPENDIX

SEA WORLD PROPERTY TRUST

ARSN 092 492 094

FINANCIAL STATEMENTS AND REPORTS

FOR THE SIX MONTHS ENDED 30 JUNE 2001

CONTENTS

SEA WORLD PROPERTY TRUST
DIRECTORS' REPORT
FOR THE SIX MONTHS ENDED 30 JUNE 2001

The directors of Sea World Management Limited, the responsible entity for Sea World Property Trust, have pleasure in presenting their report together with the financial report including notes and directors declaration of the Trust and the independent audit report thereon for the six months ended 30 June 2001.

Principal Activities

The principal activities of the Trust during the financial year were acting as:

- lessor of Sea World theme park;
- joint lessor of Sea World Nara Resort (indirectly through its investment in Sea World Nara International Pty Limited); and
- lessor (together with VRS Holdings Pty Ltd and Warner Bros. Properties Australia Pty Ltd) of Warner Bros. Movie World comprising the Warner Bros. Movie World theme park, Wet 'N' Wild water park, and Warner Roadshow Movie World film studios.

There have been no significant changes in the nature of those activities during the financial year.

Since 12 May 2000 the principal activity of Sea World Management Limited has been to act as responsible entity of the Trust and custodian of the Trust assets as required by the Managed Investments Act 1998. Prior to that date Sea World Management Limited was the manager of the Trust.

The Trust's Constitution and the Corporations Act 2001 set out the obligations and duties of Sea World Management Limited as the responsible entity which include the operation and management of the Trust and the property and assets constituting Trust property for the benefit of the Trust's members.

Review and Results of Operations

Current Period Performance

Net profit for the Trust for the six months ended 30 June 2001 is $9.985 million, up $3.572 million on the equivalent six month period ended 30 June 2000. This is in line with the profit increase as expressed in the Targets Takeover Response in May 2001. The distribution to unitholders has also increased from 2.84¢ for the six months ended June 2000 to an amount of 5.25¢ for the current six months. However it should be noted that the distribution for the period is higher than the operating profit by some $934,000 or 0.45 cents per unit as a result of taxation related permanent and timing differences. Previous half yearly distribution adjustments have reduced the distributable income. The current adjustment reflects the one-off impact of normally higher taxation depreciation charges dropping off in Warner Bros. Movie World. However, given capital expenditure planned for the following twelve months, we currently expect this timing difference in Warner Bros. Movie World to reverse and cause a reduction in the 2002 distributable income calculation.

Revenue from the 100% owned Sea World theme park increased, however, revenue declined from Warner Bros. Movie World theme park in which the Trust owns a one-third interest. Offsetting this decline in revenue from Warner Bros. Movie World theme park was an increase in revenue from Wet 'n' Wild and Warner Roadshow Movie World Studios, also one-third owned.

The performance of the Sea World park reflects the strength of the new Polar Bear Shores attraction added in December 2000 and particularly its appeal to domestic visitors in the New Year period. This has helped lift total attendance to the park by 13% to 668,000 for the 6 months. The growth from the domestic market was approximately 21%, however, international attendance concurrently declined by 2% for the period. Coupled with modest growth in overall per capita spend this has helped the operator produce strong revenues and operating margins.

Conversely, the Warner Bros. Movie World theme park attendance at 566,000 for the 6 months is running 4.3% behind attendance for the six months last year. Both domestic numbers and international numbers have recorded declines by 5.6% and 1.7% respectively. Per capita spending has also declined from the previous year resulting in weaker revenue. Notwithstanding price incentives in May and June to boost attendances and whilst some savings have been achieved through tightening of expenses, the operating profit for the park remained some 13.7% behind last year. Fortunately, balancing this result has been the good performance of Wet 'n' Wild which has produced attendances of 361,000 for the 6 months up 42% from those of the same period in the year 2000. These attendances plus increased per capita spending translated into higher revenue levels and excellent operating margins. The Wet'n'Wild attendance growth was able to be achieved as a result of

Review and Results of Operations (Continued)

Current Period Performance (Continued)

new rides as well as excellent weather in the reporting period. The Warner Bros. movie "Scooby Doo" occupied the bulk of the studio facilities for the entire six month period, resulting in Warner Roadshow Movie World Studios having a record six months with profit up 52% on the previous comparative.

The Sea World Nara Resort had a relatively flat six months in trading terms compared to the same period in 2000. The Gold Coast international hotel market remains competitive and in addition many apartment operators are moving into traditional hotel business areas. One of the results of this activity has been that the strength of the Sea World theme park has not transferred to Sea World Nara Resort to the same degree as might have been expected.

The expenses of the Trust have increased from $6.4 million to $7.6 million. Major items are higher depreciation of $430,000 in Sea World relating to Polar Bear Shores and costs of approximately $300,000 associated with the bid by Village Roadshow and Warner Bros. for the units in the Trust not previously held by them.

Outlook for the balance of the 2001 year

The popularity of the polar bears at Sea World is currently showing little signs of abating particularly from the interstate markets. However numbers from local markets have softened. Wet 'n' Wild continues to perform strongly particularly from the interstate markets over the winter period as a result of heightened awareness of the product offering through our three park marketing activities. Price incentives at Warner Bros. Movie World continue to drive attendance numbers and are assisting bottom line performance at that park.

Recent Takeover Bid

Following the close of the takeover bid by Village Roadshow and Warner Bros. on July 23, the two major unitholders now control 85.71% of the total units on issue. The overall number of unitholders has been reduced from around 5,900 to less than 1,600. Aggregated, the top 10 unitholders (including Village and Warner interests) control around 97.6% of the total number of units. Since the takeover has closed liquidity in the stock has dissipated significantly with only a relatively small number of units traded.

Valuation of Assets

The Directors recently commissioned CB Richard Ellis to update their June 2000 valuations and provide an indicative valuation assessment of the three theme parks – Sea World, Warner Bros. Movie World and Wet'N'Wild. The resulting indicative valuations are as follows:

	June 2001	June 2000
Sea World	$143,000,000	$155,000,000
Warner Bros. Movie World (100% interest)	$116,000,000	$121,400,000
Wet'N'Wild (100% interest)	$39,000,000	$32,000,000

Directors have accepted these indicative valuations and reflected them in the books of the Trust as Directors Valuations. The valuations of Warner Bros. Movie World and Wet'N'Wild have been based on an assessment of the value of the properties as a whole. In the event that Sea World Property Trusts' minority interest in the Warner Bros. Movie World joint venture were sold it may attract a discount. However, the degree of any such discount is extremely subjective as there is no direct market evidence. CB Richard Ellis are of the opinion that a discount of 0% to 15% may apply in these circumstances.

The impact of booking these valuations in the Trust is a decrease in the asset revaluation reserve of some $11.7 million which represents a drop in net tangible asset value of approximately 6 cents per unit from 96 cents at December 2000 to 90 cents.

These indicative valuations reflect the valuers' assessments of the market value of the properties primarily using a net present value of forecast cashflow approach and taking into account:

- Historic and current trading performance,
- Managements' latest forecasts of long term capital expenditure,
- Recent independent research into international visitor numbers, and
- Future trading projections based on various attendance scenarios derived from this research.

Review and Results of Operations (Continued)

Valuation of Assets (Continued)

Although recent trading has been buoyant particularly at Sea World and Wet'N'Wild this is not necessarily indicative of a long term trend. Further, the research on long term international visitation to the parks suggests that attendance numbers from this area may take a longer than expected time to return to pre Asian economic crisis levels. These factors are reflected in the revised values.

Directors of Sea World Management Limited

The names and details of the directors of the Responsible Entity in office during the period and until the date of this report are:

P T Jackman (Chairman)	S E Reisenbach	P S Leggo (Alternate for G W Burke)
G W Burke	S Ross (Resigned 28/02/01)	
P E Foo	J D Witheriff	
P A Graham	W S Prentice (Alternate for S E Reisenbach)	
D A Hettler	G Basser (Alternate for J R Kirby)	
J R Kirby	S L Driscoll (Alternate for P E Foo)	

Directors were in office from the beginning of the period until the date of this report, unless otherwise stated.

Interest in the Units of Sea World Property Trust

As at the date of this report, the interests of the directors in the units of Sea World Property Trust were:

	Number	31/12/00 Number	30/06/00 Number
Village Roadshow Ltd group (shareholders of which include the directors, John Ross Kirby and Graham William Burke)	**89,138,557**	71,132,167	71,132,167
Time Warner Entertainment Company, LP	**89,138,558**	71,164,170	71,164,170
Classicist Pty Ltd (shareholders of which include the director, Patrick Terence Jackman)	-	100,000	100,000
Vinden Lodge Pty Ltd (shareholders of which include the director, Peter Edwin Foo)	-	120,000	120,000

The interests in units held by Village Roadshow and Time Warner are subject to a Unitholders Agreement which provides for the exercise of the voting rights attached to the units as a voting block and also grants pre-emptive rights over the respective units. As a consequence of this Agreement Village Roadshow and Time Warner each hold a relevant interest in the units held by the other.

Corporate Governance Statement

The Board of Directors of Sea World Management Limited must ensure that Sea World Management Limited complies with the Trust's Constitution, any conditions imposed on its Dealers Licence, the Trust's Compliance Plan and the Corporations Act. The following are the main corporate governance practices that were in place throughout the financial year:

(a) **Principles governing the Board of Directors**

The Board of Directors of Sea World Management Limited is committed to ensuring best practice in corporate governance and is responsible for overall corporate governance.

The Board comprises individuals with an appropriate range of qualifications and experience to enable each to make a valuable contribution to matters under consideration and consists of a non-executive Chairman and seven (7) non-

Corporate Governance Statement (Continued)

(a) Principles governing the Board of Directors (Continued)

executive directors. The independent directors are the Chairman Mr Terry Jackman and Messrs Peter Graham and John Witheriff. Messrs John Kirby, Graham Burke and Peter Foo are directors of Village Roadshow Limited whilst Messrs Sanford Reisenbach and David Hettler are executives of Warner Bros.

Only the independent directors receive remuneration from Sea World Management Limited. This remuneration is set by the Board in accordance with the Constitution of Sea World Management Limited. The Board also sets the remuneration packages of certain senior executives.

(b) Auditors of the Trust

The Trust accounts are audited twice yearly in accordance with the statutory requirements of the Corporations Act and the additional requirements pertaining to the Trust. The scope of the audit is determined after discussions with relevant personnel of Sea World Management Limited, assessment of areas of risk and levels of materiality and a review of the Trust's activities.

A separate auditor has been appointed to audit the Trust's Compliance Plan and the level of compliance with the Trust's Constitution. This is in addition to the statutory audit process undertaken in respect of the Trust accounts.

The Trust has a Compliance Committee but does not have an Audit Committee, since many of the normal functions of an Audit Committee form part of the Compliance Committee's functions – refer (d) below.

(c) Business Risk

The Trust's principal activity is acting as lessor of Sea World and, in conjunction with others, Warner Bros. Movie World. The Trust also holds a fifty percent (50%) shareholding in Sea World Nara International Pty Limited and indirectly through that investment acts as lessor of Sea World Nara Resort. These properties are leased to operators associated with Village Roadshow and Time Warner interests under long-term lease agreements. The Trust receives rental income from the operators of these properties but does not operate Sea World, Warner Bros. Movie World or Sea World Nara Resort. Accordingly the Trust is not exposed to many of the normal risks relating to business operations.

The major risks of the Trust relate to protection of its assets and continuity of the operator agreements. The Trust's Constitution specifies in detail the requirements, procedures and obligations required in relation to asset management.

The Board of Sea World Management Limited is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks. The responsibility for the operation and administration of the Trust is delegated by the Board to the Chief Executive Officer and the Chief Financial Officer supported by a management team who are appropriately qualified and experienced to discharge their responsibilities. The Board has a number of mechanisms in place to ensure this is achieved and to assess performance of the management, including:

- board approval of strategic long term development plans for the Trust's assets to ensure the continued growth and success of the Trust; and
- the implementation of operating plans and budgets by management and the regular reporting to and monitoring by the Board of progress against budget.

The Board acknowledges that it is responsible for the overall internal control framework for management of the Trust, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility, the Board has instigated an internal control framework that can be described under the following headings:

Corporate Governance Statement (Continued)

(c) **Business Risk (Continued)**

- Financial reporting – a comprehensive budgeting system with an annual budget approved by the directors is in place. Monthly results are reported against both budget and the previous year's results and revised forecasts are prepared regularly. The Trust reports to unit holders half-yearly. Procedures are also in place to ensure that price sensitive information is reported to the Australian Stock Exchange in accordance with Continuous Disclosure Requirements; and

  Capital expenditure – the Trust has in place clearly defined guidelines for capital expenditure, which include annual budgets, detailed appraisal, approval and review procedures.

(d) **Compliance Committee**

To assist the Board in satisfying its obligations, a Compliance Committee has been established comprising Messrs. Jackman, Graham and Witheriff. Its function is to monitor the extent to which Sea World Management Limited as responsible entity of the Trust complies with the Compliance Plan, the Trust's Constitution and the Corporations Act. Graham Edward McHugh has been appointed as the Compliance Officer and regularly reports to the Compliance Committee in respect of the level of compliance whilst Scott James Lyndon has been appointed the Complaints Handling Officer in relation to complaints received by members of the Trust in respect of the Trust's operation. He reports to the Compliance Officer when required. The Chief Executive Officer, John Stuart Menzies also attends Compliance Committee meetings and provides reports on various matters to the Committee.

In respect of the resolution of complaints by Trust members, the Trust's Constitution sets out an internal complaints resolution process that provides:

- complaints received from Trust members are to be acknowledged within five (5) business days at which time the complainant is also advised as to the expected timeframe in which it is intended to resolve the complaint;
- the complaint is then investigated; and
- the complainant is advised within twenty-eight (28) days from receipt of the complaint (or if exceptional circumstances apply which will be advised – within ninety days of receipt) the outcome of the investigation and any remedies made available to the complainant.

However, if a Trust member is not satisfied as to the outcome they can direct their complaint to the independent complaints resolution scheme shown in the Trust Directory at the back of this report of which Sea World Management Limited is a member:

(e) **Professional Advice**

In carrying out their functions the directors of Sea World Management Limited and all members of the Compliance Committee may seek independent legal, accounting or other professional advice where necessary at the reasonable expense of the responsible entity.

(f) **Ethical Standards**

All directors and employees of the Responsible Entity are required and expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Trust.

SEA WORLD PROPERTY TRUST
DIRECTORS' REPORT
FOR THE SIX MONTHS ENDED 30 JUNE 2001

Distributions

In order to comply with the terms of the Constitution, an interim distribution of $10,918,972 in respect of the six months ended 30 June 2001 representing 5.249 cents per unit on 208,002,863 units issued shall be paid to all unit holders.

A final distribution of $6,706,863 in respect of the six months ended 31 December 2000 representing 3.224 cents per unit on 208,002,863 units issued was paid on 28 February 2001.

An interim distribution of $5,901,121 in respect of the six months ended 30 June 2000 representing 2.837 cents per unit on 208,002,863 units issued was paid to all unit holders on 31 August 2000.

Environmental Regulation and Performance

The Board of Directors of Sea World Management Limited is committed to ensuring that environmental harm does not occur. The aforesaid operator agreements require the operators of Sea World and Warner Bros. Movie World to comply with all applicable laws. As such this requires the operators to hold any licences and approvals from the local authority necessary to conduct any environmentally relevant activities. The Board is not aware of any material breach by the operators of issued licences or approvals, or circumstances in which licences or approvals are required but have not been obtained by the operators.

Indemnification and Insurance of Directors and Officers

Since the commencement of the period, Sea World Management Limited has not in respect of any person who is or has been an officer of the company, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer, nor has Sea World Management Limited paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer other than as follows:

An insurance premium of $29,756 (30/06/00 - $26,485) has been paid by Sea World Management Limited to insure the directors plus the officers listed below against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of Sea World Management Limited (other than conduct involving wilful breach of duty):

Name of Officer:
J S Menzies (Chief Executive Officer)
G E McHugh (Chief Financial Officer, Company Secretary and Compliance Officer)
S J Lyndon (Legal Counsel and Complaints Handling Officer)

Remuneration of the Responsible Entity

In accordance with the Constitution the Responsible Entity receives management fees at the rate of 0.35% of the total tangible assets of the Trust. Fees for the six months ended 30 June 2001 paid to Sea World Management Limited as the Responsible Entity from Trust funds amounted to $412,832 (30/06/00 - $435,324).

Borrowing and Investment Policies

The Trust did not borrow or invest during the period other than in the ordinary course of business.

Commissions Paid on Units

No commissions were paid or allowed by the Responsible Entity and its associates in relation to the issue or purchase of units.

SEA WORLD PROPERTY TRUST
DIRECTORS' REPORT
FOR THE SIX MONTHS ENDED 30 JUNE 2001

Options

As at the date of this report, there were no unissued units or interests in units under option (30/06/00 – Nil).

Investments in Sea World Management Limited

No investments have been made or held by the Trust in Sea World Management Limited or any associates thereof during the period.

Interest of Sea World Management Limited in Property held by the Trust

Neither Sea World Management Limited nor any associates thereof had any interest in any property purchased or sold by the Trust during the period.

Other Financial Information

During the period
- no bonus issues were made
- no units or interests in units were issued
- no options were granted.

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the Trust during the period not otherwise disclosed in this report or the financial statements.

Significant Events Subsequent to the Reporting Date

There are no matters or circumstances that have arisen since the end of the financial period that have significantly affected or may significantly affect the operations of the Trust, the results of those operations or the state of affairs of the Trust in future years.

Likely Developments and Expected Results

The Trust will continue to conduct its above-mentioned principal activities.

Signed for and on behalf of the Board of Directors of Sea World Management Limited, the Responsible Entity of Sea World Property Trust:

P T Jackman
Chairman

P A Graham
Director

Gold Coast
31 August 2001

SEA WORLD PROPERTY TRUST
STATEMENT OF FINANCIAL PERFORMANCE AND DISTRIBUTION
FOR THE SIX MONTHS ENDED 30 JUNE 2001

STATEMENT OF FINANCIAL PERFORMANCE	Note	30/06/01 $'000	30/06/00 $'000
Revenue and Expenses from ordinary activities			
Rental received or due and receivable from:			
- the operator of Sea World		12,848	8,439
- the operator of Warner Bros. Movie World		4,041	3,680
Share of associates' net profit			
- Sea World Nara International Pty Limited	22	457	450
Other income – from ordinary activities	3	260	271
Total Revenue from ordinary activities		17,606	12,840
Expenses from ordinary activities			
Borrowing costs		(882)	(875)
Depreciation of plant and equipment		(4,061)	(3,594)
Operating Lease rental expense		(781)	(744)
Fees for management of the Trust		(413)	(435)
Other expenses from ordinary activities	3	(1,484)	(779)
Total Expenses from ordinary activities		(7,621)	(6,427)
Net Profit		9,985	6,413
Increase/(Decrease) in asset revaluation reserve	16(b)	(11,737)	(37,479)
Total revenues, expenses and valuation adjustments attributable to unitholders and recognised directly in unitholders' funds		(11,737)	(37,479)
Total changes in equity other than those resulting from transactions with unitholders as unitholders		(1,752)	(31,066)

STATEMENT OF DISTRIBUTION	Note	30/06/01 $'000	30/06/00 $'000
Net Profit		9,985	6,413
Adjustments to determine "Net Income of the Trust Fund"	5, 17	934	(512)
Total available for distribution	4	10,919	5,901
Distribution payable	6, 13	10,919	5,901
Distribution per unit (cents per unit)		5.249	2.837
Basic earnings per unit (cents per unit)		4.801	3.083

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

SEA WORLD PROPERTY TRUST
STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2001

	Note	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Current Assets				
Cash assets		12,148	6,484	10,521
Receivables	7	2,215	6,211	2,650
Other	8	112	-	-
Total Current Assets		14,475	12,695	13,171
Non-Current Assets				
Investments – Investment Properties	9	157,287	175,568	171,119
Investments using the equity method	9	12,874	12,417	12,045
Plant and equipment	10	38,653	34,441	36,011
Intangible assets	11	12	18	24
Other	12	585	784	986
Total Non-Current Assets		209,411	223,228	220,185
Total Assets		223,886	235,923	233,356
Current Liabilities				
Payables	13	11,774	8,640	6,726
Interest-bearing liabilities	13	2,500	12,500	12,500
Total Current Liabilities		14,274	21,140	19,226
Non-Current Liabilities				
Interest-bearing liabilities	13	21,667	14,167	14,167
Total Liabilities		35,941	35,307	33,393
Net Assets		187,945	200,616	199,963
Unit Holders' Funds				
Units on issue	15	105,655	105,655	105,655
Asset Revaluation Reserve	16	76,594	88,331	88,331
Undistributed income account	17	5,696	6,630	5,977
Total Unit Holders' Funds		187,945	200,616	199,963

SEA WORLD PROPERTY TRUST
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

	30/06/01 $'000	30/06/00 $'000
Cash Flows from Operating Activities		
Cash receipts (rent) from the operator of Sea World	15,152	10,499
Cash receipts (rent) from the operator of Warner Bros. Movie World	4,745	6,564
Cash payments in the course of operations	(975)	(866)
Borrowing costs	(807)	(1,048)
Interest received	230	240
GST collected from customers	2,008	-
GST paid to suppliers	(94)	-
GST paid on capital expenditure to suppliers	(365)	-
GST (net) paid to Australian Taxation Office	(1,240)	-
Net cash provided by operating activities (refer Note 20(a))	18,654	15,389
Cash Flows from Investing Activities		
Payment in respect of termination of interest rate hedge	(112)	-
Payments for investment property, plant and equipment	(3,698)	(2,710)
Repayment of amounts owing from Warner Bros. International Recreation Enterprises	-	2
Repayment of amounts owing from Village Roadshow Limited	-	1
Repayment of amounts owing from Warner Bros. Properties Australia Pty Ltd	-	1
Proceeds from disposal of plant and equipment	30	22
Net cash used in investing activities	(3,780)	(2,684)
Cash Flows from Financing Activities		
Distributions paid	(6,710)	(4,384)
Repayment of borrowings	(2,500)	(2,500)
Net cash used in financing activities	(9,210)	(6,884)
Net increase in cash held	5,664	5,821
Cash at the beginning of the financial period	6,484	4,700
Cash at the end of the financial period	12,148	10,521

SEA WORLD PROPERTY TRUST
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

1. The Trust

Sea World Property Trust was established pursuant to the terms of the Trust Deed made on 27 November 1984 for a term of 80 years from that date. The Trust Deed was replaced by a Constitution approved by unitholders on 31 January 2000 and effective 12 May 2000. Subject to the provisions of the Constitution for earlier termination of the Trust, the Trust will terminate on 26 November 2064.

Sea World Management Limited is the Responsible Entity of the Trust and custodian of Trust assets pursuant to approval by the Australian Securities Investments Commission granted on 12 May 2000.

2. Statement of Accounting Policies

The financial report of the Trust is a general purpose financial report which has been prepared in accordance with the requirements of the Constitution and the Corporations Act which includes applicable accounting standards. Other mandatory professional reporting requirements (Urgent Issues Groups Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention except for investment properties and plant and equipment which are measured at revalued amounts.

Set out below is a summary of the significant accounting policies adopted by the Trust in the preparation of the financial statements. The accounting policies adopted are consistent with those of the previous year.

(a) Rental Income

Rental income is receivable monthly in arrears in accordance with lease agreements with the operators, details of which are set out below and the rental expense recorded in the management accounts of the operators. Further adjustments are made, where necessary, at the close of each accounting period to bring the rental income into line with the audited rental expense of the operators.

Sea World

The Trust sub-leases Sea World to an operating partnership, Sea World Enterprises. The operating partnership consisting of Village Sea World Operations Pty Ltd and Warner Sea World Operations Pty Ltd has a lease to conduct the business of Sea World to 31 December 2000, with an option under the lease for a further period of 15 years. This option has been exercised by Sea World Enterprises and a new lease is being drawn up.

The rental receivable by the Trust consists of:

(a) an annual base rental of $250,000 escalating at 10% per annum from 1 January 1986, and

(b) an additional rental equal to the operating profit of Sea World less the sum of:

- (i) 2% of the gross revenue, and
- (ii) 5% of the net profit after deduction of the above-mentioned 2%.

Warner Bros. Movie World

The Trust, in conjunction with VRS Holdings Pty Ltd and Warner Bros. Properties Australia Pty Ltd (known collectively as Warner Bros. Movie World Holdings) leases Warner Bros. Movie World to an operating partnership, Warner Bros. Movie World Enterprises, consisting of Kirby Banner Pty Ltd and Warner World Australia Pty Ltd to 29 September 2009.

2. Statement of Accounting Policies (Continued)

(a) Rental Income (Continued)

Warner Bros. Movie World (Continued)

The rental receivable by the Trust consists of a one-third share of:

(a) an annual base rental of $300,000 escalating at 7% per annum from 30 September 1989, and

(b) an additional rental equal to the operating profit of Warner Bros. Movie World less the sum of:
  (i) 3% of the gross revenue, and
  (ii) 10% of the net profit after deduction of the above-mentioned 3%.

(b) Taxation

Under current taxation legislation, the Trust is not liable to taxation including taxation on any realised capital gains provided that the "Net Income of the Trust Fund" including any such realised capital gains is distributed in full to unit holders. The "Net Income of the Trust Fund" means the gross income of the Trust in any period after deducting all deductions or allowances, deductible or allowable under the applicable Income Tax Assessment Act and is subject to subsequent confirmation by the Australian Tax Office.

(c) Valuation of Assets

The Trust has adopted the fair value basis of valuation for Investment Properties and Plant and Equipment (except for Marine Mammals which are carried at cost). Investments in Associates are accounted for using equity accounting principles and are carried at the lower of the equity accounted amount and recoverable amount. All other assets are carried at cost.

Investment Properties and Plant and Equipment are recorded at Directors' Valuation at 30 June 2001. The values attributed to those assets representing the Sea World theme park, and the Trusts' one-third interest in the Warner Bros. Movie World theme park and the Wet'N'Wild water park are based on an update of the June 2000 valuations prepared by Ms J Reiser (Dip. Bus) Val AAPI, Registered Valuer (No 1433) and Mr B W Cox AAPI, Registered Valuer (No 659) of the Hotels and Leisure Valuation and Advisory Services Division of CB Richard Ellis (B) Pty Ltd.

The resultant indicative valuations reflect the valuers' assessments of the market value of the properties as at June 2001 taking into account:

- Historic and current trading performance,
- Latest management forecasts of long term capital expenditure,
- Recent independent research conducted for the parks into international visitor numbers, and
- Likely future trading projections selected by the valuers derived from various attendance scenarios arising out of this research.

An updated valuation was not prepared for Warner Roadshow Movie World studios or the spare land at Warner Bros. Movie World as the Directors do not consider there has been any facts or circumstances since June 2000 which might result in the current values of those non-current assets being materially different from their carrying values. Accordingly, these assets are recorded at Directors' Valuation 2001 being the values derived from the independent valuation in June 2000 adjusted for additions and disposals from that date through to 30 June 2001 less any depreciation expense on plant and equipment over that period.

The method selected to value the Sea World theme park, the Warner Bros. Movie World theme park and the Wet 'N' Wild water park has been to utilise a discounted cashflow model to arrive at the net present value of the assets based on 5 year financial projections of the rental income stream payable to the Trust, after deduction of the appropriate Crown land rental (for Sea World only) and forecast annual capital expenditure. Acquisition and disposal costs have also been deducted from the cashflow. The cashflow includes the disposal value of the asset at the end of the period calculated by applying a terminal capitalisation rate to the forecast income for the final year of the projections.

2. Statement of Accounting Policies (Continued)

(c) Valuation of Assets (Continued)

The resultant valuations were as follows:

Sea World theme park	$143 million
Warner Bros. Movie World theme park (100%)	$116 million
Wet 'n' Wild water park (100%)	$39 million

Directors have accepted these valuations and reflected them in the books of the Trust. The valuations related to the Warner Bros. Movie World undertakings have been based on an assessment of the value of the properties as a whole. In the event that Sea World Property Trusts' minority interest in the Warner Bros. Movie World joint venture were sold as a minority interest and not as part of a sale by the joint venture of the Warner Bros. Movie World assets, it may attract a discount, however the degree of any such discount is extremely subjective as there is no direct market comparatives.

The Trust is not liable to taxation including taxation on any realised capital gains provided the "Net Income of the Trust Fund" including any such realised capital gains is distributed in full to unit holders. Therefore, in booking the valuations in the Trust, the potential impact on unit holders of taxation resulting from any capital gain which may arise on the subsequent sale of a particular asset has not been taken into account.

(d) Investment Properties

The Trust leases from the Crown an area of land on which Sea World and Sea World Nara Resort have been constructed and a portion of the seabed adjoining the properties to 30 June 2057. The Trust also holds a Permit to Occupy for car parking purposes over an area adjacent to Sea World and a one-third share, as tenant-in-common, of freehold land and other assets at Warner Bros. Movie World (refer Note 23).

Land, buildings and other structural improvements are regarded as investment properties and accordingly are not amortised or depreciated. Interest costs attributable to specific external borrowings used to finance capital works are capitalised to the cost of those works during the period prior to their completion, and expensed thereafter.

Capital works in progress are classified as investment properties prior to their completion pending a detailed analysis of the final costs of the project at which time an allocation between investment properties (land, buildings and other structural improvements) and plant and equipment is made.

The values of investment properties are assessed regularly to determine their fair values (refer Note 2(c)).

(e) Business Undertaking

The Trust's interest in the Warner Bros. Movie World business undertaking is shown at valuation (refer Note 2 (c)) and is brought to account in the financial statements as a joint venture operation by including the Trust's one third share of:

- the assets employed in the business undertaking,
- the liabilities incurred by the business undertaking,
- the revenue earned and expenses incurred by the business undertaking, and
- the cash flows generated by the business undertaking.

Adjustments are made to ensure consistency of accounting policies with those followed by the Trust.

(f) Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks and money market investments readily convertible to cash within two working days and net of outstanding bank overdrafts.

2. Statement of Accounting Policies (Continued)

(g) Investment in Associated Company

Investments in associates are accounted for using equity accounting principles and are carried at the lower of the equity accounted amount and recoverable amount.

An associated company is one in which the Trust's beneficial interest in the issued capital of that company is not less than 20% and does not exceed 50%, and where:

- the Trust exercises significant influence over that company, and
- the investment is long-term.

Adjustments are made to ensure consistency of accounting policies with those followed by the Trust. Intercompany transactions between the Trust and its associate are adjusted accordingly.

(h) Plant and Equipment

Items of plant and equipment are valued in accordance with the provisions of the Constitution (refer Note 2(c)) and are depreciated over estimated useful lives ranging from 1 to 40 years. Both the diminishing value and the straight line methods of depreciation are used.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

(i) Marine Mammals

Marine mammals acquired on establishment of the Trust are recorded at acquisition cost at 6 December 1984. The carrying value of these mammals is regularly reviewed to ensure that it does not exceed the recoverable amount of the total holding of such mammals (refer Note 2(c)). Additional costs of acquiring mammals to maintain the initial holdings in existence on establishment of the Trust, or equivalent, and training of mammals are incurred by the operator of Sea World and charged as a cost of operations.

Costs associated with the procurement of two polar bears under breeding loan agreements of two years' duration commencing 26 December 2000 are being written off over the term of those breeding loan agreements.

(j) Intangibles - Loan Establishment Costs

Costs incurred in connection with the raising of loan funds are amortised on a straight line basis from the date of commencement of the loans over the term of the loan or a period of five years whichever is the lesser.

(k) Copyright Assignment

Fees paid to obtain the use of films, as part of attractions at both Warner Bros. Movie World and Sea World, have been capitalised, as they have been identified as contributing to future revenue-earning capabilities. The fees are amortised on a straight line basis over the assignment period of five years commencing on the dates the films were first used at Warner Bros. Movie World and Sea World.

(l) Foreign Currency Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts payable and receivable in foreign currencies are translated at the rates of exchange ruling at balance date. Exchange differences relating to amounts payable and receivable in foreign currencies are included in the operating profit.

2. Statement of Accounting Policies (Continued)

(m) Leases

Operating lease payments, where the lessor effectively retains substantially all of the risks and benefits incidental to ownership of the leased items, are included in the determination of operating profit during the period of the lease in accordance with the payment terms of those leases.

(n) Rounding

The amounts contained in this report and the financial statements have been rounded off as allowed by ASIC Class Order 98/0100.

(o) Comparatives

Where necessary, comparative figures for the previous period have been adjusted to conform with changes in the presentation made in the current period.

(p) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q) Hedges

The net amounts receivable or payable under open swaps, forward rate agreements and futures contracts and the associated deferred gains or losses are not recorded in the Statement of Financial Performance until the hedge transaction occurs.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs.

SEA WORLD PROPERTY TRUST
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

	30/06/01 $'000	30/06/00 $'000
3. Other income and other expenses from ordinary activities		
Other income from ordinary activities		
Included in other income are the following items:		
Interest received or due and receivable from:		
- other persons	230	240
Gross proceeds from disposal of plant and equipment	30	22
Other expenses from ordinary activities		
Included in other expenses are the following items:		
Amortisation of loan establishment costs	6	19
Amortisation of copyright assignment costs	199	200
Amounts received or due and receivable by auditors of the Trust:		
- auditing services	38	36
- other services	31	5
Net loss/(profit) on disposal of plant and equipment	(22)	9
Trustee's fee	-	99
Unit registry fees	40	37

4. **"Net Income of the Trust Fund"**

As provided in the Constitution, the Trust is required to distribute the "Net Income of the Trust Fund" (refer note 2(b)) for each income period.

For income tax purposes, Warner Bros. Movie World Holdings is a partnership and as such the Trust's share of the net income of that partnership forms part of the total Net Income of the Trust Fund at 30 June each year (the end of the taxation year for the partnership).

The distribution payable to unit holders for the six months ended 30 June 2001 includes the Trust's share of the net income from Warner Bros. Movie World for the full year ended 30 June 2001.

5. **Adjustments to Determine "Net Income of the Trust Fund"**

Certain items of income and expense are recognised in different periods in determining the Operating Profit and the "Net Income of the Trust Fund", while other items are not recognised at all in determining one or other of these amounts. The adjustments arising in the six months ended 30 June 2001 from the different accounting and taxation treatment of items are summarised below:

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Timing differences	819	(241)	112
Permanent differences	115	(924)	(624)
Transfer to Undistributed Income Account (refer Note 17)	934	(1,165)	(512)

SEA WORLD PROPERTY TRUST
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

5. **Adjustments to Determine "Net Income of the Trust Fund" (Continued)**

Major adjustments represent:

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Timing differences			
Capital write-offs	(106)	-	-
Depreciation & Amortisation	(190)	83	(222)
Share of Sea World Nara International net profit	(457)	(821)	(450)
Warner Bros. Movie World Holdings net adjustments	1,555	(275)	23
Other	17	772	761
	819	(241)	112
Permanent differences			
Depreciation of buildings for tax purposes	(272)	(548)	(269)
Takeover costs	247	-	-
Warner Bros. Movie World Holdings net adjustments	147	(345)	(345)
Other	(7)	(31)	(10)
	115	(924)	(624)

6. **Distribution to Unit Holders**

The following distributions have been paid or are proposed:

Distribution Period	Amount	Cents/unit	Date
Payable -			
6 months ended 30 June 2001	10,918,972	5.249	31/08/01
Paid -			
6 months ended 31 December 2000	6,706,863	3.224	28/02/01
6 months ended 30 June 2000	5,901,121	2.837	31/08/00

As required by the Constitution, the following information is provided:

	30/06/01 Cents/unit	30/06/00 Cents/unit
(i) Gross earnings	8.465	6.173
(ii) Operating profit (before the Manager's fee)	4.999	3.292
(iii) Operating profit (after the Manager's fee)	4.801	3.083

As required by Accounting Standard AASB1027, earnings per unit are as follows:

Basic earnings per unit	4.801	3.083

Weighted average number of units on issue used in the calculation of basic earnings per unit is 208,002,863 (30/06/00 - 208,002,863)

As the Trust does not hold any other securities that have the potential of being converted to ordinary units, the diluted earnings per unit is not materially different from the basic earnings per unit.

SEA WORLD PROPERTY TRUST
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
7. Receivables			
Current			
Amounts owing by related parties:			
- the operator of Sea World	333	2,637	883
- the operator of Warner Bros. Movie World	284	988	237
- Sea World Nara International Pty Limited	856	856	856
Sundry debtors and prepayments	742	1,730	674
	2,215	6,211	2,650
8. Other Current Assets			
Deferred loss on termination of interest rate hedge	112	-	-
Accumulated amortisation	-	-	-
	112	-	-
9. Investments			
Investment properties			
- at directors' valuation 2001 (refer Note 2(c))	156,196	-	-
- at independent valuation 2000	-	167,739	167,739
- subsequent disposals	-	-	-
	156,196	167,739	167,739
- subsequent additions - at cost	-	192	-
	156,196	167,931	167,739
- capital works in progress - at cost (refer Note 2(d))	1,091	7,637	3,380
	157,287	175,568	171,119
Investments accounted for using the equity method			
- unlisted shares in Sea World Nara International Pty Limited (refer Note 22)	12,874	12,417	12,045

10. Plant and Equipment

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Plant and equipment			
- at directors' valuation 2001 (refer Note 2(c))	36,942	-	-
- at independent valuation 2000	-	34,545	34,545
Accumulated depreciation	-	(3,437)	-
	36,942	31,108	34,545
- subsequent additions - at cost	-	2,220	-
Accumulated depreciation	-	(353)	-
	-	1,867	-
	36,942	32,975	34,545
Marine mammals - at cost (refer Note 2 (i))	1,956	1,466	1,466
Accumulated depreciation	(245)	-	-
	1,711	1,466	1,466
	38,653	34,441	36,011

Reconciliations

Reconciliations of the carrying amount of plant and equipment, and marine mammals at the beginning and end of the current and previous financial period.

Plant and equipment	
Carrying amount at beginning	34,441
Additions	8,284
Disposals	(11)
Depreciation expense	(4,061)
	38,653

Certain assets are pledged as security for bank loans – (refer to Note 13).

11. Intangibles

Loan establishment costs

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Expenditure incurred in relation to the establishment of loan facilities for the Trust - at cost (refer Note 13)	218	218	218
Accumulated amortisation	(206)	(200)	(194)
	12	18	24

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
12. Other Non-Current Assets			
Copyright assignment - at cost	3,715	3,715	3,715
Accumulated amortisation	(3,130)	(2,931)	(2,729)
	585	784	986

13. Accounts Payable and Interest Bearing Liabilities

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Current			
Accounts payable			
Amounts owing to related parties:			
- the operator of Sea World	250	1,459	326
- Warner Bros. International Recreation Enterprises	-	1	-
- Sea World Management Limited	9	-	-
Distribution payable	10,919	6,707	5,901
Sundry creditors and accrued expenses	596	473	499
	11,774	8,640	6,726
Interest Bearing Liabilities			
Bank loans – secured	2,500	2,500	2,500
Bank loans – unsecured	-	10,000	10,000
	2,500	12,500	12,500
Non-Current			
Interest Bearing Liabilities			
Bank loans - secured	11,667	14,167	14,167
Bank loans – unsecured	10,000	-	-
	21,667	14,167	14,167

An unsecured bank loan of $10.0 million exists as at 30 June 2001 (31/12/00 - $10.0 million; 30/06/00 - $10.0 million). The effective interest rate applicable to this loan is 5.03% (31/12/00 – 6.33%; 30/06/00 – 6.32%).

A further bank loan of which the Trust's one-third share totals $14.2 million (31/12/00 - $16.7 million; 30/06/00 - $16.7 million) has been provided to Warner Bros. Movie World Holdings and is secured by a registered first mortgage over land and buildings comprising Warner Bros. Movie World, Warner Roadshow Movie World Studios and Wet 'n' Wild; a fixed and floating charge over the assets of Warner Bros. Movie World Holdings and Warner Bros. Movie World Enterprises and a limited guarantee by Warner Bros. Movie World Enterprises. This loan is subject to a repayment program through to 31 May 2005. The effective interest rate applicable to this loan is 5.88% (31/12/00 – 6.51%; 30/06/00 – 6.51%).

All bank loans (which consist of commercial bills) are carried at a principal amount with interest being paid in advance.

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
14. Amounts Receivable in Foreign Currencies			
Australian dollar equivalent of amounts receivable/(payable) in foreign currency not effectively hedged:			
Amount receivable/(payable) in US dollars - Current	-	(1)	-
15. Units Issued			
(a) units at issue price			
Number of units: 208.0 million (31/12/00 - 208.0 million; 30/06/00 - 208.0 million)	105,655	105,655	105,655

(b) the net tangible assets of the Trust totalled $187.9 million (31/12/00 - $200.6 million; 30/06/00 - $199.9 million);

(c) the Current Unit Value for each unit as defined in the Constitution, which is equivalent to the net tangible asset backing (at book value) of each unit is $0.90 (31/12/00 - $0.96; 30/06/00 - $0.96);

(d) the maximum number of units permitted under the Constitution is 240.0 million units (31/12/00 - 240.0 million units; 30/06/00 - 240.0 million units); and

(e) the Responsible Entity did not hold any units in the Trust either directly or beneficially (31/12/00 - Nil; 30/06/00 - Nil).

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
16. Asset Revaluation Reserve			
(a) **Nature and purpose of the reserve** The asset revaluation reserve is used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay distributions in limited circumstances.			
(b) **Movements in reserve**			
Asset revaluation account			
Balance at the beginning of the period	88,328	125,807	125,807
Net decrease on revaluation of Authorised Investments as at 30 June 2001 (refer Note 2(c))	(11,737)	-	-
Net decrease on revaluation of Authorised Investments as at 1 June 2000	-	(30,335)	(30,335)
Share of post-acquisition movements in reserves of associates	-	(7,144)	(7,144)
	76,591	88,328	88,328
Asset realisation account	3	3	3
Balance at end of the period	76,594	88,331	88,331

SEA WORLD PROPERTY TRUST
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
17. Undistributed Income Account			
(a) **Nature and purpose of the account** The undistributed income account consists of carried forward profits that have not been distributed as a distribution or transferred to a reserve.			
(b) **Movements in the Undistributed Income Account**			
Balance at beginning of the period	6,630	5,465	5,465
Transfer from Distribution Statement of adjustments to determine "Net Income of the Trust Fund"	(934)	1,165	512
Balance at end of the period	**5,696**	6,630	5,977
18. Commitments and Contingent Liabilities			
(a) Capital expenditure commitments, not including Warner Bros. Movie World, payable within one year	871	2,235	5,670
(b) Capital expenditure commitments of associated companies, payable within one year	903	1,974	

(c) Pursuant to the terms of the Warner Bros. Movie World agreements, all contracts shall, wherever practicable, provide for the liabilities of the parties to be several. Where, for any reason, a contract must involve joint and several liability, each party indemnifies the others.

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
One-third share of capital expenditure commitments of Warner Bros. Movie World, payable within one year	133	855	1,558

(d) Future rental commitments under the provisions of the long term lease agreement for the property on which Sea World and Sea World Nara Resort have been constructed, including a portion of the seabed adjoining the property, are determined at regular intervals. Under the terms of the lease agreement the following rentals are payable:

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
Within one year	1,655	1,641	1,563
1 - 2 years			1,641
>2 - 5 years (refer note below)			

As at 30 June 2001 amounts payable beyond one year are unable to be determined, as future annual rent is subject to a determination by the Minister for Natural Resources.

19. Statement of Operations

The Trust operates exclusively in one industry segment in Australia, being the tourism industry. It is the owner and lessor of Sea World and the joint owner and lessor as tenant-in-common of Warner Bros. Movie World. Through its investment in Sea World Nara International Pty Limited, the Trust is also the joint owner and lessor of Sea World Nara Resort.

20. Notes to the Statement of Cash Flows

(a) Reconciliation of Operating Profit to Net Cash Provided by Operating Activities	**30/06/01 $'000**	30/06/00 $'000
Operating profit	**9,985**	6,413
Add/(less) non-cash items:		
Amortisation	**205**	219
Depreciation	**4,061**	3,594
Net loss/(profit) on disposal of plant and equipment	**(22)**	9
Write off of capital expenditure	**752**	-
Share of associates' net profit		
- Sea World Nara International Pty Limited	**(457)**	(450)
Net cash provided by operating activities before change in assets and liabilities	**14,524**	9,785
Change in assets and liabilities accounts:		
Decrease in amount owing by the operator of Sea World	**2,304**	2,060
Decrease in amount owing by the operator of Warner Bros. Movie World	**704**	2,884
Decrease in sundry debtors, prepayments	**833**	628
Increase/(Decrease) in sundry creditors and accrued expenses	**(20)**	32
Increase in GST payable to Australian Taxation Office	**309**	-
Net cash provided by operating activities	**18,654**	15,389

(b) Financing Facilities

Sea World Property Trust has a bank bill acceptance and discount facility totalling $25.0 million (refer Note 13). At 30 June 2001 the unused balance of this facility was $15.0 million (31/12/00 - $15.0 million; 30/06/00- $15.0 million) which is available to be utilised for the development of new Sea World attractions.

The drawn down component of the Sea World Property Trust bank bill acceptance and discount facility being $10.0 million was rolled over 2 times during the period resulting in a net cash flow of nil. The Trust's one-third share of the Warner Bros. Movie World Holdings facility was also rolled over 2 times during the period resulting in a net cash outflow of $2.5 million being a part repayment under the facility (refer Statement of Cash Flows).

21. Related Parties

(a) The names of each person who held the position of Director of Sea World Management Limited during the period are:

P T Jackman (Chairman)
G W Burke
P E Foo
P A Graham
D A Hettler
J R Kirby
S E Reisenbach
J D Witheriff
G Basser (Alternate for J R Kirby)
S L Driscoll (Alternate for P E Foo)
P S Leggo (Alternate for G W Burke)
W S Prentice (Alternate for S E Reisenbach)
S Ross (Resigned 28/02/01)

	30/06/01 Number	30/06/00 Number
The number of Directors of Sea World Management Limited, whose income during the period in connection with the management of the Trust falls within the following bands is:		
\$ 0 - \$ 9,999	10	12
\$ 10,000 - \$ 19,999	2	2
\$ 20,000 - \$ 29,999	-	-
\$ 30,000 - \$ 39,999	-	-
\$ 40,000 - \$ 49,999	1	-
Income paid or payable, or otherwise made available, in respect of the period, to all Directors of Sea World Management Limited, directly or indirectly, by the entity or any related party	\$68,000	\$20,000

Directors fees are paid by Sea World Management Limited and not from Trust funds.

(b) The following related party transactions occurred during the period:

Transactions with associated company:

Sea World Nara International Pty Limited, the company which owns the leasehold of Sea World Nara Resort and in which the Trust has a 50% shareholding of ordinary shares has amounts due to its shareholders in respect of interest and dividends. These amounts, the Trust's share of which is shown in note 7, are regarded as current, are unsecured and do not bear interest.

Transactions with other related parties:

Sea World Management Limited receives management fees from the Trust in accordance with the Constitution at the rate of 0.35% of the Total Tangible Assets of the Trust (refer Note 3) and is entitled to be reimbursed at cost, in accordance with the Constitution, for expenses incurred by it on behalf of the Trust directly related to the management of the Trust's assets and operations. During the period Nil was reimbursed (30/06/00 - \$445). At 30 June 2001 an amount of \$9,169 is payable by the Trust (30/06/00 - Nil).

Sea World Enterprises pays rental to the Trust consisting of a base rental of \$522,150 (30/06/00 - \$474,684) and an additional rental of \$12,326,193 (30/06/00 - \$7,964,246) equal to the operating profit of Sea World less 2% of the gross revenue and 5% of the net profit after deduction of the above-mentioned 2% (refer Note 2(a)). Sea World Enterprises is also reimbursed by the Trust for development and capital costs incurred on the Trust's behalf (refer Note 13). At 30 June 2001 an amount of \$332,761 is receivable by the Trust for outstanding rent (30/06/00 - \$882,559).

21. **Related Parties (Continued)**

Warner Bros. Movie World Enterprises pays rental (the Trust receives a one-third share) consisting of a base rental of $105,240 (30/06/00 - $98,356) and an additional rental of $3,935,705 (30/06/00 - $3,581,767) equal to the operating profit of Warner Bros. Movie World less 3% of the gross revenue and 10% of the net profit after deduction of the above-mentioned 3% (refer Note 2(a)) and also makes calls on the Trust for its one-third share of development and capital costs (refer Note 7). At 30 June 2001 the Trust's share of outstanding rent is $284,513 (30/06/00 - $237,025).

22. **Investment in Associated Company**

The Trust's accounting policy in respect of investments in associates is disclosed in Note 2(g).

(a) **Name and Ownership**

The associated company accounted for by the equity method of accounting is Sea World Nara International Pty Limited in which Sea World Property Trust holds 50% (30/06/00 - 50%) of the ordinary shares, but does not exercise control.

(b) **Principal Activities of Associated Companies**

Sea World Nara International Pty Limited sub-leases from Sea World Property Trust the area of land occupied by Sea World Nara Resort. The resort is on-leased to the hotel operator.

(c) **Balance Date**

The financial year end of Sea World Nara International Pty Limited is 30 June.

(d) **Share of associates' profits/(losses)**	30/06/01 $'000	30/06/00 $'000
Share of associates' operating profit/(loss) before income tax	(49)	58
Adjusted for:		
- depreciation of leasehold land, buildings and leasehold improvements	506	392
- income tax expense (benefit) attributable to operating profits	-	-
Share of associates' net profit	457	450

Sea World Property Trust's share in the retained profits and reserves of associated companies is not available for payment of distributions to unit holders of Sea World Property Trust until such time as those profits and reserves are distributed by the associated companies.

(e) Carrying amount of investments in associates	30/06/01 $'000	30/06/00 $'000
Balance at the beginning of financial period	12,417	18,739
- share of associates' net profit for the financial period	457	450
- share of revaluation decrement	-	(7,144)
Balance at the end of financial period	12,874	12,045

SEA WORLD PROPERTY TRUST
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

22. Investment in Associated Company (Continued)

	30/06/01 $'000	30/06/00 $'000
(f) The Trust's share of the assets and liabilities of Sea World Nara International Pty Limited		
Current assets	349	684
Non-current assets	24,770	23,449
Current liabilities	(874)	(1,044)
Non-current liabilities	(11,134)	(10,875)
Net assets	13,111	12,214
Less post acquisition dividend	237	237
Share of associates' net assets	12,874	11,977
(g) Amount of undistributed income of the Trust attributable to associates	(1,351)	(2,179)
(h) Amount of reserves of the Trust attributable to associates	2,824	2,824

(i) **The Trust's share of associates' commitments and contingent liabilities is disclosed in Note 18**

23. Interest in Business Undertaking - Warner Bros. Movie World

The contribution to the operating profit of the Trust for the six months ended 30 June from Warner Bros. Movie World is shown below.

	30/06/01 $'000	30/06/00 $'000
Rental received or due and receivable from the operator of Warner Bros. Movie World	4,041	3,680
Sundry revenue	-	9
Interest received or due and receivable	67	75
Profit from sale of plant and equipment	25	-
Gross expenses of the business undertaking	(2,967)	(2,604)
Operating profit	1,166	1,160
Gross Expenses		
Amortisation of copyright assignment costs	199	193
Depreciation of plant and equipment	1,796	1,761
Borrowing costs	555	586
Capital write offs	451	-
Land tax	(38)	39
Other expenses	4	25
	2,967	2,604

Brought to account as part of the assets and liabilities of the Trust as at 30 June 2001 are the items below which comprise:

- the Trust's one-third share of each of the assets and liabilities of the business undertaking. This information has been extracted from the financial statements of the business undertaking as at 30 June 2001 and adjusted to ensure consistency with accounting policies employed by the Trust, and
  assets employed and liabilities incurred directly by the Trust in connection with its interest in Warner Bros. Movie World.

These assets have been adjusted to reflect the valuation of the Authorised Investments of the Trust as at 30 June 2001 (refer Note 2(c)). The financial year end of the Warner Bros. Movie World business undertaking is 30 November.

SEA WORLD PROPERTY TRUST
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

	30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
23. Interest in Business Undertaking - Warner Bros. Movie World (Continued)			
Current Assets			
Cash	1,704	931	1,098
Receivables			
Amount owing by related parties:			
- the operator of Warner Bros. Movie World	285	988	237
- Sundry debtors and prepayments	423	412	539
Total Current Assets	2,412	2,331	1,874
Non-Current Assets			
Investments			
Investment property – at directors' valuation 2001	38,164	-	-
Investment property – at independent valuation 2000	-	35,060	35,060
Subsequent additions – at cost	-	167	-
Capital works in progress - at cost	300	1,782	1,989
	38,464	37,009	37,049
Plant and equipment – at directors' valuation 2001	14,474	-	-
Plant and equipment – at independent valuation 2000	-	15,081	15,081
Accumulated depreciation	-	(1,627)	-
	14,474	13,454	15,081
Subsequent additions - at cost	-	1,475	-
Accumulated depreciation	-	(195)	-
	-	1,280	-
Plant and equipment at written down value	14,474	14,734	15,081
Other	697	784	986
Total Non-Current Assets	53,635	52,527	53,116
Total Assets	56,047	54,858	54,990

SEA WORLD PROPERTY TRUST
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2001

		30/06/01 $'000	31/12/00 $'000	30/06/00 $'000
23.	**Interest in Business Undertaking - Warner Bros. Movie World (Continued)**			
	Current Liabilities			
	Accounts payable			
	Amounts owing to related parties:			
	- Warner Bros. International Recreation Enterprises	-	1	-
	Sundry creditors and accrued expenses	80	292	349
	Interest-bearing Liabilities			
	Bank loans - secured	2,500	2,500	2,500
	Total Current Liabilities	2,580	2,793	2,849
	Non-Current Liabilities			
	Interest-bearing Liabilities			
	Bank loans - secured	11,667	14,167	14,167
	Total Non-Current Liabilities	11,667	14,167	14,167
	Total Liabilities	14,247	16,960	17,016
	Net Assets	41,800	37,898	37,974

24. Financial Instruments

(a) Terms, conditions and accounting policies

Recognised Financial Instruments	Balance Sheet Notes	Accounting Policies	Terms and Conditions
(i) Financial assets			
Receivables - related parties/entities	7	Amounts (other than trade debts) receivable from related parties/entities are carried at nominal amounts due.	Details of the terms and conditions are set out in Note 21. Related party receivables are on 30 day terms unless otherwise specified in Note 21.
(ii) Financial liabilities			
Sundry creditors and accruals	13	Liabilities are recognised for amounts to be paid in the future for goods and services rendered prior to balance date.	Trade liabilities are normally settled on 30 day terms.
Accounts payable – related party/entity	13	Transactions with related parties are carried at the principal amount.	Details are set out in Note 21. Related party payables are normally settled on 30 day terms.
(iii) Unrecognised financial instruments			
Interest rate swap		Warner Bros. Movie World Holdings has entered into an interest rate swap arrangement that is used to convert the variable interest rate of its borrowings to medium-term fixed interest rates. The swap has been entered into with the objective of reducing the risk of rising interest rates. It is Sea World Property Trust's policy not to recognise the one-third of such interest rate swaps in the financial statements. Net receipts and payments are recognised as an adjustment to interest expense.	At balance date, Warner Bros. Movie World Holdings had an interest swap arrangement of which the Trust's one-third share amounts to $6.67 million (31/12/00 - $6.67 million; 30/06/00 - $6.67 million on which it pays 6.78% (31/12/00 – 6.78%; 30/06/00 – 6.78%) and receives the Bank Bill Swap Rate (BBSW) calculated on the notional amount. The swap is used to protect part of the secured loan from increasing interest rates. The swap in place covers approximately % (31/12/00 – 40%; 30/06/00 – 40%) of the loans outstanding at balance date. The swap agreement expires on 31 May 2002.

24. Financial Instruments (Continued)

(a) Terms, conditions and accounting policies (Continued)

Unrecognised Financial Instruments	Balance Sheet Notes	Accounting Policies	Terms and Conditions
(iii) Unrecognised financial instruments (Continued)			
Interest rate collar		Warner Bros. Movie World Holdings had previously entered into an interest rate collar arrangement with the objective of reducing the risk of fluctuating interest rates. It is Sea World Property Trust's policy not to recognise its one-third of the interest rate collars in the financial statements.	On 29 June 2001, Warner Bros. Movie World Holdings terminated an interest rate collar arrangement of which the Trust's one-third share was $6.67 million (31/12/00: $6.67 million, 30/06/00: $6.67 million), and subject to a floor of 6.33% and a cap of 8.00%. The collar in place previously covered 47% (31/12/00: 40%, 30/06/00: 40%) of the loans outstanding at balance date.
(iv) Hedging instruments			
Foreign exchange contract		Warner Bros. Movie World Holdings had previously entered into a forward exchange contract designed as a hedge of the final payment for the purchase of the Roadrunner Rollercoaster made during the 1st quarter of 2001 denominated in Netherland Dutch Guilders.	At balance date, no foreign exchange contract was in place (31/12/00 – NLG15,273, at an effective exchange rate of NLG$1.40).

24. Financial Instruments (Continued)

(b) Net fair values

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities.

Recognised financial instruments

Cash, cash equivalents and short term investments - the carrying amount approximates fair value because of their short term to maturity.

Trade and related party receivables and payables - the carrying amount approximates fair value.

Distribution payable - the carrying amount approximates fair value.

Bank loans - the carrying amount approximates fair value because of their short term to maturity as these commercial bills are rolled over regularly.

Unrecognised financial instruments

Interest rate swap arrangement - the fair value of the interest rate swap is determined as the market value of the swap arrangements as at balance date. The net fair value of the interest rate swaps in place at balance date is Nil (31/12/00 - $124,371; 30/06/00 – Nil).

Interest rate collar arrangement – the fair value of the interest rate collar arrangement is determined as the market value of the collar arrangement as at balance date. The net fair value of the interest rate collar in place at balance date is Nil (31/12/00 – $111,938; 30/06/00 – $36,416).

(c) **Credit risk exposure**

The trust's maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position.

In relation to unrecognised financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The trust's maximum credit risk exposure in relation to these is as follows:

Interest rate swap arrangement - which is limited to the net fair value of the swap arrangement at balance date, being Nil (31/12/00 - $124,371; 30/06/00 - Nil).

Interest rate collar arrangement - which is limited to the net fair value of the collar arrangement at balance date, being Nil (31/12/00 – 111,938; 30/06/00 - $36,416).

Forward exchange contract – the full amount of the foreign currency that will be required to be paid when settling the forward exchange contract, should the counterparty not pay the currency it is committed to deliver. At balance date the net amount is Nil (31/12/00 – A$10,800; 30/06/00 - Nil).

SEA WORLD PROPERTY TRUST
DIRECTORS' DECLARATION

In accordance with a resolution of the Board of Directors of Sea World Management Limited, the Responsible Entity of Sea World Property Trust, the Directors declare that:

1. In the opinion of the Directors:

    (a) the financial statements and notes of the Trust, are in accordance with the Corporations Act 2001, including:

        (i) giving a true and fair view of the Trust's financial position as at 30 June 2001 and of its performance for the six months ended on that date; and

        (ii) complying with Accounting Standards and the Corporations Regulations 2001; and the Trust's Constitution

    (b) there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable.

On behalf of the Board

P T Jackman Chairman	P A Graham Director

Gold Coast
31 August 2001

SEA WORLD PROPERTY TRUST
INDEPENDENT AUDIT REPORT TO THE UNIT HOLDERS

Scope

We have audited the financial report of Sea World Property Trust for the half-year ended 30 June 2001, as set out on pages 8 to 32, including the Directors' Declaration. The directors of Sea World Management Limited, "the responsible entity" of Sea World Property Trust are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the unitholders of the Trust.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements, Trusts' Constitution and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the Trust's financial position and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Sea World Property Trust is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the Trust's financial position as at 30 June 2001, and its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements and the Trust's Constitution.

Ernst & Young

M J Hayward
Partner

Gold Coast
Date 31 August 2001

SEA WORLD PROPERTY TRUST
DIRECTORY

Responsible Entity of the Trust
Sea World Management Limited
Sea World Drive
MAIN BEACH QLD 4217
Tel: (07) 5588 2222
Fax: (07) 5591 7603
E-mail: swpt@seaworld.com.au

Directors of the Responsible Entity
Patrick Terence Jackman (Chairman)
Graham William Burke
Peter Edwin Foo
Peter Allan Graham
David Arnas Hettler
John Ross Kirby
Sanford Reisenbach
John Denis Witheriff
William Stewart Prentice (Alternate)
Greg Basser (Alternate)
Shaun Lewis Driscoll (Alternate)
Philip Sidney Leggo (Alternate)

Secretary of the Responsible Entity
Graham Edward McHugh

Operator of Sea World
Sea World Enterprises
Sea World Drive
MAIN BEACH QLD 4217

Operator of Sea World Nara Resort
Sea World Nara Resort
Sea World Drive
MAIN BEACH QLD 4217

Operator of Warner Bros. Movie World
Warner Bros. Movie World Enterprises
Warner Bros. Movie World
Pacific Highway
OXENFORD QLD 4210

Trust Auditor
M J Hayward
Ernst & Young
Seabank Building
Marine Parade
SOUTHPORT QLD 4215

Compliance Auditor
P M Glenny
Ernst & Young
Waterfront Place
1 Eagle Street
BRISBANE QLD 4000

Stock Exchange Listing
Australian Stock Exchange Limited
Home Exchange – Brisbane

Unit Registry
Computershare Investor Services Pty Ltd
Central Plaza One
Level 27
345 Queen Street
BRISBANE QLD 4000
Freecall: 1800 684 187
Fax: (07) 3229 9860
Website: www.computershare.com.au

Complaints Resolution Scheme
Financial Industry Complaints Service Limited
31 Queen Street
MELBOURNE VIC 3000
Toll free number – 1800 335 405

CORPORATE DIRECTORY

WARNER SEA WORLD UNITS PTY LTD
ABN 82 056 225 015

Level 6
116 Military Road
Neutral Bay NSW 2089

TIME WARNER ENTERTAINMENT COMPANY, L.P.

4000 Warner Boulevard
Burbank California 91522
United States of America

DEG HOLDINGS PTY LTD
ABN 90 003 124 221

Level 12A
440 Collins Street
Melbourne Vic 3000

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

206 Bourke Street
Melbourne Vic 3000

FINANCIAL ADVISER TO THE OFFER

Merrill Lynch International (Australia) Limited
Level 39
120 Collins Street
Melbourne Vic 3000
Telephone: (03) 9659 2222
Facsimile: (03) 9659 2142

LEGAL ADVISER TO THE OFFER

Minter Ellison
Level 23, Rialto Towers
525 Collins Street
Melbourne Vic 3000
Telephone: (03) 8608 2000
Facsimile: (03) 8608 1000



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 4 January, 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 6

BRIEF SUMMARY OF CONTENTS:

Appendix 3C - Employee Share Scheme within 10/12 limit

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ACN 010 672 054
Melbourne Head Office: 206 Bourke Street, Melbourne, VIC, Australia 3000
Box 1411M, GPO Melbourne 3001 · Telephone (03) 9667 6666 · Fax (03) 9663 1972

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000.

Name of entity	ACN or ARBN
Village Roadshow Limited	010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary Shares and A Class Preference Shares
3	Voting rights *(eg, one for one)*	Voting (one for one) and Non Voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	235,845,882 Ordinary shares 250,877,423 A Class Preference Shares
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	To enable cancellation of shares following the departure of executives from the company (in accordance with the executive and employee share schemes' rules)

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	N/A

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Name of each director and +related party of a director who reserves the right to sell shares, and number of shares in respect of which that director or +related party reserves the right	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	142,755 Ordinary Shares 1,655,120 A Class Preference Shares
15	Price to be offered for shares	Range from $2.63 to $4.12 per Ordinary share Range from $1.85 to $3.19 per A Class Preference Share

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, ~~or is not contained~~ in, or attached to, this form.



Sign here: .... Date: 4 January 2002
Company secretary

Print name: S L Driscoll

== == == == ==

ASIC registered agent number

lodging party or agent name S L DRISCOLL

office, level, building name **or** PO Box no. VILLAGE ROADSHOW LIMITED

street number & name 206 BOURKE STREET

suburb/city MELBOURNE state/territory VIC postcode 3000

telephone (03)96676666

facsimile (03)96391540

DX number suburb/city



ASS. REQ-A CASH. REQ-P PROC.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513



Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

Company name VILLAGE ROADSHOW LIMITED

A.C.N. 010 672 054

Type of share buy-back tick the appropriate box	Buy back details fill in details for the type of buy back selected	When is this form required
[x] **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about 21/ 01 /02	always required
[ ] **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
[ ] **On market** within 10/12 limit	period of buy back / / to / /	always required
[ ] **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
[ ] **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
[ ] **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
[ ] **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name SHAUN DRISCOLL capacity SECRETARY

sign here  date 04 / 01 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

* the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
* in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

* if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE	:	8 January 2002
FAX TO	:	Australian Stock Exchange Limited Company Announcements Office 1300-300-021
FROM	:	Shaun Driscoll
PAGES	:	1 of 4

BRIEF SUMMARY OF CONTENTS:

Form 604 Change of interests of Substantial Holder for SWD

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne VIC 3000, Box 1411M GPO Melbourne VIC 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972

Form 604

Corporations Law

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Sea World Property Trust

ACN/ARSN: 092 492 094

1. Details of substantial holder (1)

Name: **DEG Holdings Pty Ltd ACN 003 124 221, Village Roadshow Limited ACN 010 672 054, Village Roadshow Corporation Limited ACN 004 318 610, Warner Sea World Units Pty Ltd ACN 056 225 015, Time Warner Entertainment Company, L.P. Group, and AOL Time Warner Inc. Group**

ACN/ARSN (if applicable): (refer above)

There was a change in the interests of the substantial holder on: 7 January 2002

The previous notice was given to the company on: 21 December 2001

The previous notice was dated: 21 December 2001

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary units	178,277,115	85.71 %	193,886,193	93.21 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class & number of securities affected	Person's votes affected
Refer Annexure A	Village Roadshow Corporation Limited	Refer Annexure A	Refer Annexure A	Ordinary 193,886,193	93.21 %
Refer Annexure A	Village Roadshow Limited	Refer Annexure A	Refer Annexure A	Ordinary 193,886,193	93.21 %
Refer Annexure A	DEG Holdings Pty Ltd	Refer Annexure A	Refer Annexure A	Ordinary 193,886,193	93.21 %
Refer Annexure A	AOL Time Warner Inc. Group	Refer Annexure A	Refer Annexure A	Ordinary 193,886,193	93.21 %
Refer Annexure A	Time Warner Entertainment Company, L.P. Group	Refer Annexure A	Refer Annexure A	Ordinary 193,886,193	93.21 %
Refer Annexure A	Warner Sea World Units Pty Ltd	Refer Annexure A	Refer Annexure A	Ordinary 193,886,193	93.21 %

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer Annexure A	DEG Holdings Pty Ltd	DEG Holdings Pty Ltd	Refer Annexure A	Refer Annexure A	46.60 %
Refer Annexure A	Warner Sea World Investments Pty Ltd	Warner Sea World Investments Pty Ltd	Refer Annexure A	Refer Annexure A	46.60 %

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Nil	Not applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Village Roadshow Corporation Limited	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
Village Roadshow Limited	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
DEG Holdings Pty Ltd	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
AOL Time Warner Inc. Group	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522
Time Warner Entertainment Company, L.P. Group	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522
Warner Sea World Units Pty Ltd	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522

Signature

print name Shaun Lewis Driscoll

capacity Agent of Substantial Holders

sign here 

date 8 January 2002

THIS IS ANNEXURE A OF 1 PAGE REFERRED TO IN ASIC FORM 604
NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER
DATED 8 JANUARY 2002

Paragraph 3 – Nature of Change in Relevant Interest

1. On 21 December 2001 DEG and WBUnits issued an unconditional Bidders' Statement to all unit holders in the Trust offering $0.90 per unit for all units in the Trust (' the **Offer**').

2. The date and nature of the change in the Substantial Holders' interests in the Trust relates to valid acceptances of the Offer received by the Substantial Holders for the period from the last Substantial Holders' Notice to the Business Day prior to the date this Notice is signed.

Paragraph 4 – Present Relevant Interests

1. On 2 July 1992, DEG and WBUnits entered into a Unitholders' Agreement (the '**Agreement**'). Pursuant to the Agreement the parties agreed to exercise the voting rights attaching to the units held by each of them respectively in the Trust as a block, with the intention that all voting rights of the units held by them would at all times be exercised identically. Pursuant to the Agreement, each party also granted to the other pre-emptive rights in respect of the other's units in the Trust. A true and complete copy of the Agreement was lodged with Form 603 Notice of initial substantial holder dated 12 April 2001. Therefore each of DEG and WBUnits holds a relevant interest under section 608 of the Corporations Act in a total of 178,277,115 units either as the holder of units in the Trust or by reason of it holding the power to exercise, or to control the exercise of, the right to vote or dispose of units in the Trust.

2. DEG is a wholly owned subsidiary of Village Roadshow Limited. Village Roadshow Corporation Limited holds in excess of the prescribed percentage (20%) of Village Roadshow Limited. As a consequence, both Village Roadshow Limited and Village Roadshow Corporation Limited have the same relevant interest in the Trust units as DEG.

3. WBUnits is a wholly owned subsidiary of Time Warner Entertainment Company, L.P. AOL Time Warner Inc. owns 74.49% of Time Warner Entertainment Company, L.P. through two of its wholly owned subsidiaries. As a consequence, both AOL Time Warner Inc. Group and Time Warner Entertainment Company, L.P. Group have the same relevant interest in the Trust units as WBUnits.

4. Each of WBUnits and DEG is also an associate of the other by reason of the entry by them into the Agreement for the purpose of controlling, or influencing, the conduct of the Trust's affairs.

5. The registered holders of the securities are DEG and WBUnits for 89,138,557 and 89,138,558 units respectively together with the unitholders who have accepted the Offer up to the Business Day prior to the date this Notice is signed (the '**Acceptors' Units**') totalling 15,609,078 units. As the Offer is unconditional, DEG and WBUnits are entitled to be registered as holders of these Acceptors' Units in the Trust.



....
As agent for
DEG Holdings Pty Ltd
Village Roadshow Limited
Village Roadshow Corporation Limited
Warner Sea World Units Pty Ltd
AOL Time Warner Inc.
Time Warner Entertainment Company, L.P.

Name: Shaun Lewis Driscoll
Date: 8 January 2002